     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 30, 1999


                                            REGISTRATION STATEMENT NO. 333-59857
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                            ------------------------


                                AMENDMENT NO. 3
                                       TO

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933

                            ------------------------

                                   DEY, INC.
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                DELAWARE                                    2834                                   94-2463696
    (STATE OR OTHER JURISDICTION OF             (PRIMARY STANDARD INDUSTRIAL                    (I.R.S. EMPLOYER
     INCORPORATION OR ORGANIZATION)             CLASSIFICATION CODE NUMBER)                  IDENTIFICATION NUMBER)

                            ------------------------


    2751 NAPA VALLEY CORPORATE DRIVE, NAPA, CALIFORNIA 94558, (877) 666-1534 (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                            ------------------------


                                CHARLES A. RICE
                                PAMELA R. MARRS
                                   DEY, INC.
                        2751 NAPA VALLEY CORPORATE DRIVE
                             NAPA, CALIFORNIA 94558
                                 (877) 666-1534

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                            ------------------------

                                with copies to:

                EDWIN S. MATTHEWS, JR., ESQ.                                      ROBERT M. CHILSTROM, ESQ.
                   JEFFREY E. COHEN, ESQ.                                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                      COUDERT BROTHERS                                                 919 THIRD AVENUE
                1114 AVENUE OF THE AMERICAS                                           NEW YORK, NY 10022
                     NEW YORK, NY 11036                                                (212) 735-3000
                      (212) 626-4400

                            ------------------------

APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after this Registration Statement becomes effective

                            ------------------------

     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

------------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

------------------------

     If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

------------------------

     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                            ------------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE SECURITIES AND EXCHANGE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                 SUBJECT TO COMPLETION, DATED APRIL 30, 1999

PROSPECTUS
                               14,100,000 SHARES
[LOGO]
                                   DEY, INC.

                                  COMMON STOCK

     All of the 14,100,000 shares of Common Stock offered hereby are being sold by Dey, Inc. ("Dey" or the "Company"). As a result of such sale, after this offering (the "Offering"), Lipha Americas, Inc., which currently owns 100% of the outstanding shares of the Company's Common Stock, will own approximately 84% of the outstanding shares of Common Stock. Lipha Americas, Inc. is a wholly-owned subsidiary of Merck-Lipha S.A., which is a 99.53% owned French subsidiary of Merck KGaA, Darmstadt, Germany. Prior to the Offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price will be between $12.00 and $16.00 per share. See "Underwriting" for information relating to determination of the initial public offering price. The Company has applied for listing on the New York Stock Exchange (the "NYSE") of its Common Stock under the symbol "DYY."

                            ------------------------

      SEE "RISK FACTORS" COMMENCING ON PAGE 7 FOR A DISCUSSION OF CERTAIN MATERIAL RISK FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.

                            ------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
         PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
            REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                              UNDERWRITING
                                                      PRICE TO               DISCOUNTS AND              PROCEEDS TO
                                                       PUBLIC                COMMISSIONS(1)              COMPANY(2)
Per Share...................................             $                         $                         $
Total(3)....................................             $                         $                         $

(1) The Company has agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended.

(2) Before deducting expenses of the Company estimated at $1,600,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to 2,115,000 additional shares of Common Stock, on the same terms and conditions as set forth above, to cover over-allotments, if any. If all such shares are purchased by the Underwriters, the total Price to Public will be
    $       , the total Underwriting Discounts and Commissions will be $
    and the total Proceeds to Company will be $       . See "Underwriting."

                            ------------------------

     The shares of Common Stock are offered subject to prior sale, when, as and if delivered and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that
delivery of the Common Stock will be made on or about             , 1999, at the
offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.


BEAR, STEARNS & CO. INC.
                          HAMBRECHT & QUIST
                                             J.P. MORGAN & CO.
                                                                 LEHMAN BROTHERS

               The date of this Prospectus is             , 1999.

[PHOTOGRAPHS--Pictures showing one dose vials of several of the Company's inhalation solution products; picture showing a metered dose inhaler; picture showing EasiVent(Trademark) holding chamber; picture showing patient using a nebulizer; and pictures showing packaging and similar marketing materials.]

     CERTAIN PERSONS PARTICIPATING IN THE OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENTS, STABILIZING BIDS AND SHORT COVERING TRANSACTIONS AND THE IMPLEMENTATION OF PENALTY BIDS. SEE "UNDERWRITING."

                            ------------------------


     All information contained in the "Prospectus Summary" and in "Business" concerning the definition and size of the various U.S. product markets in which Dey participates is based on figures published for 1998 by IMS Health Incorporated ("IMS"), a company primarily engaged in providing market research services. IMS is considered to be a leading provider of sales data for pharmaceutical products in the United States. Data reported by IMS do not include sales to all markets in which Dey competes; most notably, with respect to Dey's products, IMS does not report sales to the home health care market. Prospective investors are, accordingly, urged to review such market data reported by IMS with caution, and should recognize that the market share of any particular product marketed by Dey may be significantly overstated when comparing such product's actual sales solely with the market data reported by IMS. Information contained herein in "Business" concerning the incidence of certain respiratory diseases among the overall U.S. population is based on a variety of published sources; the Company believes such information is widely accepted among specialists in the treatment of such diseases and is reliable.

                            ------------------------

     Unless otherwise referred to or the context otherwise requires, references to the "Company" or "Dey" shall mean Dey, Inc. and its subsidiaries, "Merck KGaA" shall mean Merck KGaA, of Darmstadt, Germany, a Kommanditgesellschaft auf Aktien (not affiliated with Merck & Co., Inc., Whitehouse Station, New Jersey, U.S.A.), "Lipha Americas" shall mean Lipha Americas, Inc., "Merck-Lipha" shall mean Merck-Lipha S.A. (see "Principal Stockholders") and "Lipha" shall mean Lipha S.A.
                            ------------------------


     Dey(Registered), Dey-Pak(Registered), EasiVent(Trademark),
Mucosil(Trademark), Dey-Dose(Registered), AccuNeb(Trademark) and DuoNeb(Trademark) are trademarks of Dey. With respect to the products sold by Dey under license, EpiPen(Registered) and Astech(Registered) are registered trademarks of EM Industries, Inc., a wholly-owned subsidiary of Merck KGaA; ACE(Registered) is a registered trademark of Diemolding Corporation; and Curosurf(Registered) is a registered trademark of Chiesi Farmaceutici, S.p.A.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus, including the information under "Risk Factors." Except as otherwise noted, all information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. This Prospectus may contain, in addition to historical information, forward-looking statements that involve risks and uncertainties. The Company's actual results and the timing of certain events could differ materially from those discussed in such forward-looking statements. Factors that could cause or contribute to such differences include those discussed under "Risk Factors," as well as those discussed elsewhere in this Prospectus. See "Special Note Regarding Forward-Looking Statements."


                                  THE COMPANY


     Dey is a specialty pharmaceutical company focused on the development, manufacturing and marketing of prescription drug products for the treatment of respiratory diseases (such as chronic obstructive pulmonary disease ("COPD") and asthma) and respiratory-related allergies (such as anaphylaxis and rhinitis). Dey is particularly strong in the development and high-volume manufacture of sterile, unit dose inhalation solution products using aseptic form-fill-seal technology. The U.S. market in 1998 for inhalation therapy prescription pharmaceutical products was estimated by IMS to have been approximately
$3.3 billion, consisting of nebulizer inhalation solutions ($0.4 billion), metered dose inhalers ($1.8 billion), intranasal products ($1.1 billion) and dry powder inhalation ("DPI") products ($60.0 million). Dey had net sales of $266 million in 1998.



     Dey is one of the largest U.S. manufacturers of sterile, unit dose inhalation solution products, manufactured using aseptic form-fill-seal technology, for the treatment of respiratory diseases. Sterile, unit dose inhalation solution products, because they are packaged in pre-measured sealed containers containing only one dose, are convenient to use and reduce the risk of dosage error, medication waste and cross-contamination. Dey's sterile, unit dose inhalation solution products include albuterol sulfate and cromolyn sodium for the treatment of asthma and ipratropium bromide for the treatment of COPD. Dey also markets sterile sodium chloride solution products, under the brand name Dey-Pak(Registered), used for diluting concentrated inhalation solutions and in tracheal care for patients who require periodic tracheal suctioning and cleaning. Dey also has the exclusive right to market EpiPen(Registered) brand autoinjectors, which permit patients to self-administer epinephrine for severe anaphylactic reactions. EpiPen(Registered) is currently the only epinephrine autoinjector on the U.S. market.



     Dey has begun a transition from a company focused principally on specialty generic drug products to one which is focused increasingly on branded products. Dey is pursuing new product development through a combination of internal research and development, sponsored research and development and acquiring or licensing products developed by others. Dey currently has three New Drug Applications ("NDAs") and four Abbreviated New Drug Applications ("ANDAs") pending before the U.S. Food and Drug Administration (the "FDA"). These include two NDAs for sterile, unit dose inhalation solution products for the treatment of, respectively, asthma and COPD, one NDA for a patented product for the treatment of infant respiratory distress syndrome ("IRDS") and four ANDAs for mechanical pump nasal spray products for the treatment of allergic rhinitis. Dey is also developing a proprietary inhalation delivery system for dry powders; clinical studies on the first two of a series of products using this delivery system are scheduled to begin in early 2000.



     Dey has its own comprehensive U.S. marketing and distribution network, which markets Dey's products to large institutional purchasers, wholesalers, group purchasing organizations, chain pharmacies, health maintenance organizations ("HMOs") and home health care organizations, as well as directly to physicians, including allergists, pulmonologists and pediatricians. As of March 31, 1999, the Company employed 115 people in marketing and sales, and expects that number to increase significantly as new products are approved for marketing and as the Company licenses or acquires suitable products from third parties. Dey distributes its products throughout the United States from two locations: its manufacturing and distribution facility in Napa, California and its distribution center in Allen, Texas.



     The key elements of Dey's strategy are as follows: (i) to focus on products for the treatment of respiratory diseases; (ii) to enhance its leadership position in the market for sterile, unit dose inhalation products; (iii) to develop additional and novel drug delivery technologies for use in the treatment of respiratory diseases; (iv) to aggressively expand its product line through the development, in-licensing and acquisition of new products; and (v) to leverage its existing strengths in the marketing, distribution and sale of products for respiratory diseases.



     Dey was formed in 1977 and initially established a successful business manufacturing and marketing sterile, unit dose bronchodilators for inhalation and unit dose sodium chloride solutions packaged in plastic vials. In 1988, Dey was acquired by a subsidiary of Lipha, which is headquartered in Lyon, France. In 1991, E. Merck, a German partnership that now controls Merck KGaA (see "Principal Stockholders"), acquired a majority interest in Lipha and subsequently increased its interest (through Merck KGaA) to essentially all of the shares of Lipha.



     The Company's principal executive offices are located at 2751 Napa Valley Corporate Drive, Napa, California 94558, and its investor relations telephone number is (877) 666-1534.

                                  THE OFFERING

Common Stock offered hereby...............  14,100,000 shares (1)

Common Stock to be outstanding after the
  Offering................................  86,985,000 shares (1)(2)

Use of proceeds...........................  The Company intends to use the net proceeds of the Offering to repay indebtedness of the Company to its indirect parent, Merck KGaA. See
                                            "Use of Proceeds," "Principal Stockholders" and "Certain
                                            Transactions."

New York Stock Exchange symbol............  DYY

------------------------
(1) Does not include up to 2,115,000 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option. See "Underwriting."

(2) Does not include 900,000 shares of Common Stock reserved for issuance upon exercise of stock options that may be granted under an incentive plan expected to be adopted by the Company prior to the Offering. See "Management--Employee Plans."

                       SUMMARY HISTORICAL FINANCIAL DATA

     The following summary financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations," and the Company's Consolidated Financial Statements and the Notes thereto appearing elsewhere in this Prospectus.


                                                                                                       THREE MONTHS
                                                 YEAR ENDED DECEMBER 31,                              ENDED MARCH 31,
                           -------------------------------------------------------------------   -------------------------
                              1994          1995          1996          1997          1998          1998          1999
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                                   (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF
  INCOME DATA:
  Net sales...............      $116.3        $136.7        $166.5        $219.8        $266.2         $71.1         $69.4
  Cost of sales...........        30.9          39.0          64.3          77.2         101.7          25.6          25.1
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Gross profit............        85.4          97.7         102.2         142.6         164.5          45.5          44.3
  Operating expenses......        23.3          32.4          42.9          53.1          68.5          12.4          14.4
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Income from operations..        62.1          65.3          59.3          89.5          96.0          33.1          29.9
  Interest and other
    income, net...........        (9.3)          0.7           1.5           1.7          (3.4)          0.4          (2.8)
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Income before taxes.....        52.8          66.0          60.8          91.2          92.6          33.5          27.1
  Income taxes............       (21.8)        (27.1)        (25.0)        (37.2)        (34.7)        (13.6)        (10.0)
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income..............      $ 31.0        $ 38.9        $ 35.8        $ 54.0        $ 57.9        $ 19.9        $ 17.1
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Net income per share
    (basic and diluted)...      $ 0.43        $ 0.53        $ 0.49        $ 0.74        $ 0.79        $ 0.27        $ 0.23
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
  Weighted average common
    shares outstanding
    (basic and diluted)...  72,885,000    72,885,000    72,885,000    72,885,000    72,885,000    72,885,000    72,885,000
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------
                           -----------   -----------   -----------   -----------   -----------   -----------   -----------



                                                                                            AT MARCH 31, 1999
                                                                                       ----------------------------
                                                                                       ACTUAL        AS ADJUSTED(1)
                                                                                       -------       --------------
                                                                                              (IN MILLIONS)
CONSOLIDATED BALANCE SHEET DATA:
  Cash and cash equivalents.........................................................   $  12.2           $ 12.2
  Working capital...................................................................      24.0             24.0
  Total assets......................................................................     199.9            199.9
  Total debt (due to affiliates)....................................................     222.0             38.0
  Total stockholders' equity (deficit)..............................................     (74.2)           109.8



------------------------
(1) Adjusted to give effect to the sale by the Company of the 14,100,000 shares of Common Stock offered hereby at an assumed public offering price of $14.00 per share (the mid-point of the price range) and, after deduction of underwriting discounts and commissions and estimated expenses of the Offering, the application of the net proceeds of the Offering to the repayment of indebtedness to Merck KGaA, which indebtedness, in the aggregate amount of $200.0 million, was incurred by the Company in 1998 in order to partially fund payment of a $225.0 million dividend to Lipha Americas in 1998. See "Use of Proceeds" and "Certain Transactions."

                                  RISK FACTORS

     Prospective purchasers of the Common Stock offered hereby should consider carefully the following factors in addition to the other information set forth in this Prospectus.

PROCEEDS OF THE OFFERING WILL BENEFIT PARENT


     On July 21, 1998, the Company declared a dividend of $225.0 million, which was paid on August 14, 1998, to its direct parent, Lipha Americas. On
August 14, 1998, the Company borrowed $200.0 million under a revolving credit facility with its ultimate parent, Merck KGaA (which prior to the Offering owns indirectly 99.53% of the outstanding shares of Common Stock of the Company (see "Principal Shareholders")) and applied such funds toward payment of the special dividend. The balance of the special dividend was funded from the Company's available cash. One of the business purposes of the Offering is to enable the Company to repay indebtedness owed by the Company to Merck KGaA under the revolving credit facility. Accordingly, all or substantially all of the proceeds of the Offering will be paid directly to Merck KGaA, and will not be retained by the Company. See "Use of Proceeds" and "Certain Transactions."


DEPENDENCE ON SALES OF KEY PRODUCTS


     During 1998, the Company derived approximately 87% of its revenues from sales of three sterile, unit dose inhalation solution products, albuterol sulfate (31%), ipratropium bromide (34%) and cromolyn sodium (10%), and from sales of the epinephrine autoinjector product, EpiPen(Registered) (12%) (the "Key Products"). See "Business--Dey's Current Products." Accordingly, any factor adversely affecting the sale of any of the Key Products would have a material adverse effect on the Company's business, financial condition or results of operations. The Company's albuterol sulfate, ipratropium bromide and cromolyn sodium products are generic versions of prescription drugs with respect to which patent protection has lapsed. The Company does not have exclusive rights to market any of these three products. In general, the gross profit margins of generic drugs decline as the products become more mature and as new competitors enter the market. Each of the four Key Products could be rendered obsolete or uneconomical or could otherwise be adversely affected by numerous factors, including the development of new competitive pharmaceuticals to treat the conditions addressed by the Key Products, the entrance of new generic competitors to the market, technological advances, manufacturing or supply interruptions, marketing or pricing actions by one or more of the Company's competitors, changes in the prescribing practices of physicians, changes in third party reimbursement practices, product liability claims, product recalls or other factors.


UNCERTAINTY OF NEW PRODUCT DEVELOPMENT AND APPROVALS


     Dey's future results of operations will depend, to a significant extent, upon its ability to successfully develop and obtain regulatory approvals for new products. See "Business--Products in Development." There can be no assurance that the Company will successfully develop and obtain approvals for any new products. The failure of Dey to develop and obtain approvals for new products on a timely basis, or to market such products on a commercially viable basis, would have a material adverse effect on its business, financial condition or results of operations.


     The Company has a variety of products under development, on its own and through third parties under contract, including reformulations of existing products, products intended to augment existing product lines and other new products. Prior to marketing, all of the Company's products under development must undergo rigorous testing, followed by the filing by the Company of an Abbreviated New Drug Application ("ANDA") or a New Drug Application ("NDA") with the FDA and extensive review by the FDA (see "Business--Government Regulation"). In order to file an NDA, which is required for new dosages of existing products, for new delivery systems for existing products and for new products, the FDA requires extensive preclinical and clinical testing for safety and efficacy. In order to file an ANDA, which can be filed for generic versions of brand name prescription drugs that are no longer covered by patents or whose marketing exclusivity has expired, the Company must present scientific data demonstrating that the generic drug formulation is bioequivalent(1) to a previously

------------------
(1) "Bioequivalent" is a term used by the FDA to signify that, based upon scientific evidence, two pharmaceutical products are therapeutically interchangeable or substitutable. A product which is bioequivalent to another product is of the same dosage form and strength and meets the same standards for quality and purity.

approved branded drug. In both cases, the FDA has the authority to determine what testing procedures are appropriate for a particular product and, in some instances, has not published or otherwise identified guidelines as to the appropriate procedures. The required product testing can take a number of years and require the expenditure of substantial resources, and there can be no assurance that such testing of any product under development will result in a commercially viable product. The results of initial trials are not necessarily predictive of the results of later trials, and in many cases products suffer significant setbacks in later trials, despite promising earlier results. Further, the Company may decide to modify a product in testing, which could materially extend the test period and increase the development costs of the product in question. There can be no assurance that even after such time and expenditures, regulatory approval by the FDA will be obtained for any products developed by the Company. In addition, delays or rejections may be encountered based upon changes in FDA policy during the period of product development and FDA review. Any regulatory approval may impose limitations on the use for the product. Further, even if such regulatory approval is obtained, a marketed product, its manufacturer and its manufacturing facilities are subject to continual review and periodic inspections, and subsequent discovery of previously unknown problems with a product, manufacturer or facility may result in restrictions on such product or manufacturer, including withdrawal of the product from the market. In addition, the regulatory requirements applicable to any product may be modified, perhaps extensively, in the future.

     The Company regularly reevaluates its product development efforts. On the basis of these reevaluations, the Company has in the past, and may in the future, abandon development or commercialization efforts for particular products. There can be no assurance that the Company, following any such reevaluation, will continue its effort to develop any product or technology.




UNFAVORABLE PERIOD OVER PERIOD COMPARISONS IN 1999; FLUCTUATIONS IN QUARTERLY AND ANNUAL EARNINGS



     The Company has begun a transition from a company focused principally on specialty generic drug products to one focused on branded and patented products. The Company expects this transition to negatively impact its results of operations in 1999 and anticipates that a positive impact on its results of operations will not appear before 2000. Due to later than anticipated FDA approvals of certain products under development, the build-up of its specialty sales force, increased R&D spending and the expected continued erosion of gross margins on a number of the Company's Key Products, the Company expects sales and earnings in 1999 to be significantly lower than 1998 and sales and earnings for certain quarters in 1999 also to be significantly lower than the corresponding quarters in 1998.



     More generally, the Company may experience periodic fluctuations in quarterly earnings as a result of a variety of factors, including, but not limited to, the timing of the introduction of new products, the number and timing of introductions of competing products, pricing strategies adopted by the Company or by its competitors, unpredictable ordering patterns of major customers such as drug wholesalers, the seasonal severity of respiratory diseases, which generally are more pervasive during the first and fourth quarters of the calendar year, the timing and amount of spending on research and development, the timing and extent of the ongoing expansion of the Company's sales forces, product recalls, litigation and costs relating to the integration of acquisitions. Dey may also experience unusual order patterns for its products as a result of stockpiling by its customers as a result of concerns about computer systems issues associated with the Year 2000; it is possible that Year 2000 concerns could lead to an unusual increase in the Company's sales in the third and fourth quarters of 1999 at the expense of sales in the first and second quarters of 2000. In addition, as a result of the recall of certain EpiPen(Registered) products (see "--Risk of Product Liability and Product Recalls"), the Company anticipates that it may experience unusual purchasing patterns for EpiPen(Registered) products during 1999 and early 2000.


     The Company's results of operations on a quarterly financial basis may fluctuate, perhaps significantly, as a result of the above or other factors. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."


INVESTIGATION OF REPORTING OF PHARMACEUTICAL PRICES



     A number of pharmaceutical companies, including the Company in October 1997, received federal subpoenas from the Office of Inspector General, U.S. Department of Health and Human Services in connection with an ongoing investigation of the reporting by such companies of the "wholesale acquisition cost" of their products. The Company has complied with the subpoena. Nine states use such data to determine the level at which they reimburse pharmacies for pharmaceuticals dispensed under Medicaid programs. The Company understands that the government is also investigating the reporting of "average wholesale price" data, which is used to determine the level at which most other states reimburse pharmacies for pharmaceuticals dispensed under Medicaid programs. The Company understands that the purpose of these government investigations is to determine whether prices reported by manufacturers, including the Company, were too high. The Company understands that reporting of data with respect to albuterol products is one of the specific areas being investigated by the government, that it is one of several pharmaceutical companies manufacturing albuterol which are being investigated, and that manufacturers of other products besides albuterol are also the subject of the investigation. The Company has been informed that a qui tam (or "whistle blower") action has been filed and is under seal in a federal court which may contain allegations relating to the subject matter of this investigation against a number of pharmaceutical companies, including the Company. The Company believes that this action may, in fact, have been the stimulus for the government investigations. The Company does not know at this point what further action the government will take in this matter, but the Company expects that, even if the government elects not to pursue the action, the private plaintiffs who filed the action will nevertheless pursue it. If such action is pursued either by the government or the private plaintiffs and results in a judgment against the Company based on the allegations of the government as the Company understands them, such action could result in changed business practices for the Company and/or a substantial monetary award (including possibly treble damages) the amount of which cannot currently be reasonably determined, which would have a material adverse effect on the Company's business, financial condition or results of operations.



UNCERTAINTY OF ENFORCEABILITY AND RISK OF INFRINGEMENT OF PATENTS AND TRADEMARKS



     The Company's currently manufactured products are not protected by patents. The Company anticipates that some of its products under development, as well as some of the products it develops in the future, will rely on patent protection; however, with the exception of certain products under development by the Company pursuant to licenses from third parties, no patents have yet been issued for the products the Company currently has under development (see "Business--Products in Development" and "--Intellectual Property"). There can be no assurance that any patent issued to, or licensed to, the Company will provide protection that has commercial significance. There can be no assurance that challenges will not be initiated against the validity or enforceability of any such patent or, if initiated, that such challenges will not be successful. The cost of litigation, and the commitment of management's time to uphold the validity and prevent infringement of patents, can be substantial. Moreover, there can be no assurance that the Company or its products will not become subject to patent infringement claims or litigation or interference proceedings declared by the United States Patent and Trademark Office ("USPTO") to determine the priority of inventions. The defense and prosecution of intellectual property suits, USPTO interference proceedings and related legal and administrative proceedings are costly and time-consuming. Any litigation or interference proceedings will result in substantial expense to the Company and significant diversion of effort by the Company's technical and management personnel. An adverse determination in litigation or interference proceedings to which the Company may become a party could subject the Company to significant liabilities to third parties, require disputed rights to be licensed from a third party for royalties that may be substantial or require the Company to cease using such technology. Any one of these could have a material adverse effect on the Company. Furthermore, there can be no assurance that necessary licenses would be available to the Company on satisfactory terms, if at all. Accordingly, a determination in a judicial or administrative proceeding requiring the Company to cease using certain technology or failure to obtain necessary licenses could prevent the Company from manufacturing and selling certain of its products. The invalidation, circumvention or unenforceability of any of the patents upon which the Company may rely or the infringement or alleged infringement of the intellectual property rights of third parties could have a material adverse effect on the Company's business, financial condition or results of operations.


     The Company relies, and expects to continue to rely, upon unpatented proprietary know-how and trade secrets in the development and manufacture of many of its principal products. The Company's policy is to require its key scientific and management personnel to enter into confidentiality agreements with the Company. There can be no assurance, however, that these agreements will provide meaningful protection for the Company's trade secrets or unpatented proprietary know-how in the event of any unauthorized use or disclosure of such know-how. In addition, there can be no assurance that others will not obtain access to or independently develop similar or equivalent trade secrets or know-how.

     The Company believes that trademark protection is an important factor in establishing product recognition. The inability of the Company to protect its trademarks from infringement and the resulting impairment to any goodwill which may have developed in such trademarks, or the Company's inability to use one or more of its trademarks because of successful third-party claims, could have a material adverse effect on the Company's business, financial condition or results of operations.


     See "Business--Intellectual Property."

COMPETITION IN THE PHARMACEUTICAL INDUSTRY; UNCERTAINTY OF MARKET ACCEPTANCE; RAPIDITY OF TECHNOLOGICAL CHANGE

     The manufacture and sale of pharmaceutical products is highly competitive. Many of Dey's competitors are large, well-known pharmaceutical, chemical and health care companies which have greater financial, sales, marketing, regulatory and scientific resources than Dey. Additionally, many of the Company's current and potential competitors have strong research and development capabilities that may allow such competitors to develop new or improved products that may compete with Dey's current and future products.


     The generic drug industry is intensely competitive, and Dey's competitors include many large brand name and generic companies. Because generic drugs do not have patent protection or any other market exclusivity, competitors of the Company may introduce competing generic products, which may be sold at lower prices or with more aggressive marketing. Conversely, as Dey introduces branded drugs into its product portfolio, it will face competition from manufacturers of generic drugs which may claim to offer equivalent therapeutic benefits at a lower price. The aggressive pricing activities of the Company's generic competitors could have a material adverse effect on the Company's business, financial condition or results of operations.



     Dey's success in commercializing any product will depend on the acceptance of such product by physicians, health care payors and patients. Unanticipated side effects, product liability claims or product recalls or, more generally, unfavorable publicity concerning any of the Company's products or those of its competitors in the same therapeutic field could have an adverse effect on its ability to obtain or maintain regulatory approvals, to achieve acceptance by prescribing physicians, health care payors or patients, and to commercialize its products, any of which could have a material adverse effect on Dey's business, financial condition or results of operations.


     The pharmaceutical industry is characterized by rapid technological change. The Company's products, branded or generic, could be rendered obsolete or uneconomical by the development of new pharmaceuticals or devices to treat the conditions addressed by its products or as a result of either technological advances affecting the cost of production or marketing or pricing action by one or more of its competitors. In addition, the development of any new product by the Company could affect the demand for the current products of the Company if such new product has the same or similar indications as one or more of the Company's current products.

     See "Business--Competition."

RISK OF PRODUCT LIABILITY AND PRODUCT RECALLS


     The development, manufacture, sale and use of the Company's products involve an inherent risk of product liability claims. Product liability insurance for this type of risk is expensive and difficult to obtain in the United States. The Company currently maintains product liability insurance and also participates in larger umbrella group insurance policies arranged by affiliated companies which provide umbrella coverage for such affiliated companies and their affiliates on a joint basis. There can be no assurance, however, that such insurance will be adequate to protect the Company against any liabilities it might incur in connection with its business (or that claims against affiliates will not materially limit the Company's coverage under umbrella policies arranged by affiliated companies), or that the Company will continue to be able to obtain insurance on satisfactory terms or in adequate amounts. Any product liability claims asserted against the Company could result in the Company incurring significant expenses in defending against any such claims and, if any such claims were validated, the Company may not have sufficient resources or insurance coverage to satisfy the claims. See "Business--Litigation." More generally, any product liability claims against the Company or against any of its competitors in the same therapeutic field, if perceived to be valid, could have a material adverse effect on the Company's business, financial condition or results of operations.

     Product recalls may be issued at the discretion of the Company, its suppliers, the FDA, the Federal Trade Commission or other government agencies having regulatory authority for product sales and may occur due to disputed labeling claims, manufacturing issues, quality defects or other reasons. In the past two years the Company has assisted Meridian Medical Technologies, Inc. ("Meridian"), the owner and manufacturer of the line of epinephrine autoinjector products marketed by the Company, in two separate product recall actions. In October 1997, Meridian and Dey agreed to voluntarily withdraw from the market all batches of EpiEZPen(Registered) and EpiEZPen(Registered) Jr. These products, activated by depressing a button on the autoinjector, were found to have a defect which resulted in premature discharge of the solution contents. In May 1998, Meridian and Dey agreed to voluntarily recall certain production batches of EpiPen(Registered) and EpiPen(Registered) Jr. pressure-activated autoinjectors, due to a potential for subpotency in a small percentage of units distributed. Meridian has since modified its manufacturing processes for EpiPen(Registered) products and replaced sufficient quantities of the recalled units during 1998 to meet Dey's customers' demands. In both of these recalls, Meridian is required to compensate Dey for costs associated with recalled products, including administrative costs and liabilities to third parties for claims arising from the manufacture by Meridian of the recalled products, but not for lost profits. The Company has received a number of product liability claims allegedly arising out of defective EpiPen(Registered) products. See "Business--Litigation." Any adverse reaction arising (or alleged to have arisen) in connection with products subject to the above or any other recalls could give rise to product liability claims and the risks attendant thereto described in the preceding paragraph.


THIRD-PARTY REIMBURSEMENT; PRICING PRESSURES


     The Company's ability to market its new and existing products is dependent in part on the extent to which appropriate reimbursement for the products and related treatment are obtained from health care payors, including government authorities, private health insurers and other organizations, such as HMOs and managed care organizations. Third-party payors are increasingly challenging pricing of pharmaceutical products and/or seeking pharmacoeconomic data to justify formulary acceptance and reimbursement practices. The growth of organizations such as HMOs and managed care organizations and legislative proposals to reform health care and government insurance programs could significantly influence the purchase of pharmaceutical products, resulting in lower prices and/or a reduction in demand for Dey's products. Such cost containment measures and health care reform could affect Dey's ability to sell its products and may have a material adverse effect on Dey's business, financial condition or results of operations.



     Significant uncertainty exists regarding the reimbursement status of pharmaceutical products. There can be no assurance that reimbursement will be available for any of the Company's products, that any reimbursement granted will be maintained or that limits on reimbursement available from third-party payors will not reduce the demand for, or negatively affect the price of, the Company's products. The unavailability or inadequacy of third-party reimbursement for its products would have a material adverse effect on Dey's business, financial condition or results of operations.


     The Company is unable to predict whether additional legislation or regulation or amendments to existing legislation or regulation affecting the health care industry or third-party coverage and reimbursement will be enacted in the future, or what effect such legislation or regulation would have on its business.


     Many of the Company's current products are generic versions of existing prescription drugs. These products are subject to intense competition, particularly with respect to market prices and especially where multiple competitors offer the same or similar products. The Company is now developing and seeking FDA approval for branded products which, if successfully introduced, could yield higher margins than generic products. However, there can be no assurance that the introduction of new products will offset any decline in margins of more mature products, in which case overall gross margins would decline. Any such decline in overall gross margins could have a material adverse effect on the Company's business, financial condition and results of operations.


UNCERTAINTY WITH RESPECT TO PRODUCT AND TECHNOLOGY LICENSING AND ACQUISITIONS

     Certain of Dey's products and technologies under development have been licensed from third parties. The failure of the Company to meet its obligations under one or more of these agreements could result in the termination of the Company's rights under such agreements. Further, there can be no assurance Dey will be able to continue to identify and negotiate attractive licensing arrangements with third parties.

     Dey may also pursue acquisitions of products or companies, or other arrangements, which would complement or expand the business of the Company. However, there can be no assurance that Dey will be able to identify appropriate acquisition candidates in the future. If an acquisition candidate is identified, there can be no assurance that the Company will be able to successfully negotiate the terms of any such acquisition, finance such acquisition or integrate such acquisition into its existing business and product lines. Furthermore, the negotiation of potential acquisitions could cause diversion of management's time and resources, and require significant resources to consummate. If Dey consummates one or more significant acquisitions through the issuance of shares of Common Stock, Dey's stockholders could suffer significant dilution of their ownership interests in Dey.


RELIANCE ON THIRD PARTIES AND MAJOR CUSTOMERS

     The Company relies on third parties for the manufacture of certain of its products, for the supply of raw materials, for shipping and for contract research activities.


     The Company relies on third parties to manufacture some of its products, including its albuterol sulfate MDI aerosol and inhalation solution concentrate products, Dey-Pak(Registered) sodium chloride solutions and Mucosil(Trademark) acetylcysteine solutions. The Company's contracts with such third party manufacturers are typically short term contracts subject to renewal. In addition, certain products sold by the Company under license, notably the EpiPen(Registered) product line (which is licensed from an affiliated company, see "Certain Transactions"), are manufactured by third party manufacturers. All third party manufacturers currently used by the Company manufacture products in finished dosage form and must comply with current Good Manufacturing Practices. With respect to Dey's products in development, Albuterol Dey-Dose(Registered) will be manufactured by a third party under the technical direction of the Company and Curosurf(Registered) will be manufactured for the Company by its licensor, Chiesi Farmaceutici, S.p.A. There can be no assurance that third party manufacturers will be able to provide the Company with adequate supplies of products in a timely fashion, which could result in the Company's inability to fill orders from customers and the loss of sales and income. The Company also faces the risk that, in the event of, inter alia, the insolvency, bankruptcy or other serious commercial difficulties of any third party manufacturer, the destruction in whole or in part of any such third party manufacturer's facilities, the failure of any third party manufacturer's facilities to meet applicable regulatory standards or the expiration of the term of any third party manufacturing agreement and the inability of the Company to renew or extend such agreement with the third party manufacturer, the Company may not be able to obtain an alternative manufacturing source from other third parties or develop internal manufacturing capabilities on commercially viable terms, if at all. In such circumstances, the Company may be unable to continue to market such products as planned and could be required to abandon or divest itself of a product line on terms which would materially adversely affect the Company's business, financial condition or results of operations.



     Certain of the raw materials used in the manufacture of the Company's products are subject to FDA approval. The Company currently obtains certain raw materials for its manufacturing operations, such as albuterol sulfate, ipratropium bromide, cromolyn sodium and low density polyethylene resin, from single sources, each of which is an FDA-approved supplier. The Company does not currently have alternate FDA-approved sources for such raw materials. The Company actively manages inventory levels for such materials and is engaged in the evaluation of second source suppliers of selected materials. Although the Company has not experienced any material interruption of supply to date, failure of an FDA-approved single-source supplier to deliver sufficient quantities of such raw materials on a timely basis or the failure of the FDA to approve second-source suppliers in a timely fashion could materially and adversely affect the Company's business, financial condition or results of operations.



     Dey plans to rely entirely on arrangements with independent shippers for the delivery of raw materials from suppliers to Dey's manufacturing facilities in Napa, California and for the delivery of its products to its distribution facility in Allen, Texas and to distributors. The termination of the Company's arrangements with one or more of these companies, or the failure or inability of one or more of these companies to deliver raw materials from suppliers or products to distributors could have a material adverse effect on Dey's business, financial condition or results of operations. For instance, an employee work stoppage or slow-down at one or more of these companies could materially impair that company's ability to perform the services required by the Company. There can be no assurance that the services of any of these companies will continue to be available to Dey on terms as favorable as those currently available or that these companies will choose to, or be able to, perform shipping services for Dey.



     Dey currently utilizes, and plans for the foreseeable future to continue to utilize, contract research companies for a variety of services in connection with developing and gaining FDA approval for its new products. These services may include, but are not limited to, the design of clinical protocols, identification of clinical investigators to coordinate and monitor clinical trials, compilation and review of clinical study reports and preparation of clinical data for submission to the FDA. There can be no assurance that the services of any of these companies will continue to be available to Dey or will be made available to Dey on terms which are as favorable as those currently available. The inability of the Company to continue to contract out such services on commercially reasonable terms could materially adversely affect the Company's business, financial condition or results of operations.



     The Company markets its products through a variety of distribution channels common to the industry. Due to consolidation in recent years, a few large distributors now control a significant share of this market. Bergen Brunswig, McKesson and Cardinal Health, which are the leading pharmaceutical wholesalers in the United States, accounted for approximately 16%, 14% and 11%, respectively, of the Company's net sales in 1998 and for approximately 15%, 15% and 6%, respectively, of the Company's net sales in the first quarter of 1999. Further consolidation among, any financial difficulties of, or changes in product ordering patterns by, these large distributors could, among other things, result in the combination or elimination of warehouses which could result in product returns to the Company, cause a reduction in inventory levels or otherwise reduce purchases of the Company's products. Any such consolidation of, financial difficulties of, or changes in product ordering patterns by, the Company's major distributors could have a material adverse effect on the Company's business, financial condition or results of operations. See "Business--Marketing and Sales."


RISKS OF BUSINESS INTERRUPTION


     The Company relies on its own manufacturing capabilities in Napa, California for the majority of its current and future products. This single manufacturing site is subject to potential catastrophes, including earthquakes, fires, explosions, floods or other catastrophes which could cause significant interruptions in the Company's production at such site. The Company has business interruption insurance for these types of risk and other business interruption events; however, there is no assurance that such insurance will be sufficient to compensate the Company fully for the significant expenses which could result from such an event or that such an event will not have a material adverse effect on the Company's business, financial condition or results of operations.


RISK OF ACCIDENTAL CONTAMINATION OR INJURY FROM CERTAIN WASTE PRODUCTS


     Certain of the Company's research and development and manufacturing activities involve the use of a variety of chemicals which are subject to federal, state and local laws and regulations governing the use, storage, handling and proper disposal of certain waste products. Although the Company believes that its safety procedures for handling and disposing of such materials comply with the standards prescribed by federal, state and local laws and regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, the Company could be held liable for any damages that result and any liability could exceed the resources of the Company.


UNCERTAINTY OF MANAGING GROWTH; UNCERTAINTY OF FUTURE CAPITAL NEEDS AND ADDITIONAL FUNDING


     In recent years, the Company has experienced a period of significant expansion of its operations that has placed a significant strain upon its management, systems and resources. The Company's business strategy includes the development of new products and the potential acquisitions of products and businesses. The development of new products will require the commitment of substantial additional resources and management time and attention to conduct research, preclinical and clinical trials, to augment quality control, regulatory and administrative capabilities, to increase manufacturing capacity, to increase the number of field sales positions and complementary management positions, and to manage an increasing number of employees. Failure to manage growth effectively would have a material adverse effect on the Company's business, financial condition or results of operations.

     The future capital requirements of the Company will depend on many factors, including the pace and magnitude of its research and development programs for new products, the time and costs involved in obtaining regulatory approvals, the cost of augmenting manufacturing capacity and the cost of building a larger sales force. The Company believes that its available cash, cash generated from operations and, as necessary, borrowings under its credit facility with Merck KGaA (see "Certain Transactions"), will be adequate to satisfy its anticipated working capital and other capital requirements for the foreseeable future. Should the Company require additional funding, there can be no assurance that additional financing will be available on acceptable terms or at all. Any inability to obtain additional financing, if required, would have a material adverse effect on the Company's business, financial conditions or results of operations. See "Management's Discussion and Analysis of Financial Condition and Results of Operations"; "Business--Strategy"; and "Business--Products in Development."


DEPENDENCE ON KEY PERSONNEL


     The Company's continued success depends, in part, upon retaining key management and technical personnel, as well as the Company's ability to continue to attract and retain additional highly qualified personnel. The Company faces intense competition for personnel from other companies, government entities and other organizations. Although the Company intends to enter into Employment Agreements with certain of its key employees, there can be no assurance that Dey will be successful in retaining its current personnel, nor can there be any assurance that Dey will be successful in hiring or retaining qualified personnel in the future. The loss of key personnel, or the inability to attract and retain highly qualified employees in the future, could have a material adverse effect on Dey's business, financial condition or results of operations. See "Management."


CONTROL BY AND RELATIONSHIP WITH MERCK KGAA AND MERCK-LIPHA

     Upon completion of the Offering, Merck KGaA will control approximately 84% of the outstanding Common Stock of the Company (or approximately 82% if the Underwriters' over-allotment option is exercised in full). Merck KGaA's control will be through its subsidiaries, including Merck-Lipha. As a result, Merck KGaA will have sufficient voting power to elect the entire Board of Directors of the Company, control the direction and policies of the Company (including acquisitions, mergers and consolidations) and prevent or cause a change in control of the Company. The continuing beneficial ownership by Merck KGaA and Merck-Lipha of the Company's Common Stock, or the service of certain persons as directors of both the Company and Merck KGaA, Merck-Lipha, Lipha or Lipha Americas, could create conflicts of interest with respect to decisions that could have different implications for the Company and Merck KGaA and such other companies, including potential acquisitions of businesses, the development and marketing of products, the issuance by the Company of additional securities (thereby diluting Merck KGaA's and Merck-Lipha's beneficial ownership of the Company's capital stock), the election of new or additional directors, the payment of dividends by the Company and other matters. Under Delaware corporate law, officers and directors of the Company owe fiduciary duties to the Company and its stockholders. However, the Company has not instituted any formal plan or arrangement to address potential conflicts of interest that may arise among the Company, Merck KGaA and their affiliates. See "Principal Stockholders."

     The Company is party to various agreements with Merck KGaA and its subsidiaries (including Lipha) that were entered into prior to the Offering. While these agreements were not negotiated on an arm's length basis, the Company believes that these agreements are no less favorable to the Company than would be the case if the Company had been dealing with such other party at arm's length. See "Certain Transactions."

ABSENCE OF PRIOR PUBLIC TRADING MARKET; POSSIBLE VOLATILITY OF STOCK PRICE


     Prior to the Offering, there has been no public market for the Common Stock. Although application has been made for listing the Common Stock on the NYSE, there can be no assurance that an active trading market will develop or be sustained after the Offering or that purchasers of Common Stock will be able to resell their Common Stock at prices equal to or greater than the initial public offering price. The initial public offering price will be determined by negotiations among the Company and the Underwriters and may not be indicative of the prices that may prevail in the public market. Furthermore, the market price of the Common Stock may be volatile. Factors such as announcements of fluctuations in the Company's or its competitors' operating results, changes in government regulations or health care policies and market conditions in general could have a significant impact on the future price of the Common Stock. In addition, there has recently been significant volatility in the market price and trading volume of securities of pharmaceutical and other health care companies unrelated to the performance of such companies. See "Underwriting."


MARKET RISKS OF SHARES ELIGIBLE FOR FUTURE SALE

     Sales of substantial amounts of Common Stock in the public market after the Offering could adversely affect the prevailing market price of the Common Stock. Of the 86,985,000 shares of Common Stock outstanding upon completion of the Offering (not including up to 2,115,000 shares of Common Stock that may be sold by the Company pursuant to the Underwriters' over-allotment option), the 14,100,000 shares offered hereby (16,215,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act of 1933, as amended (the "Securities Act"), except for such shares which may be acquired by an "affiliate" of the Company. The remaining 72,885,000 issued and outstanding shares will be beneficially owned by Merck KGaA. The Company and Merck KGaA have agreed that the Company will not, and Merck KGaA will cause Lipha Americas not to, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge or otherwise dispose of or encumber and, in the case of Lipha Americas, otherwise create a put equivalent position in any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Common Stock) for a period of 180 days from the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc. No prediction can be made as to the effect, if any, future sales of Common Stock or the availability of such shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales may occur, could adversely affect the then prevailing market prices for the Common Stock and could impair the Company's future ability to raise capital through an offering of its equity securities. See "Shares Eligible for Future Sale."

IMMEDIATE AND SUBSTANTIAL DILUTION


     Purchasers of the shares offered hereby will experience an immediate and substantial dilution in net tangible book value of $13.31 per share ($13.01 per share assuming the Underwriters' over-allotment option is exercised in full). See "Dilution."


YEAR 2000 COMPLIANCE

     The Company is conducting a comprehensive review of its internal computer systems to ensure these systems are adequately able to address the issues expected to arise in connection with the Year 2000. These issues include the possibility that software which does not have the capacity to recognize four digits in a date field may no longer function properly when use of such a date becomes necessary. In addition, the Company plans to review the status of its customers and suppliers with regard to this issue and assess the potential impact of non-compliance by such parties on the Company's operations.


     The Company has developed a phased program to address Year 2000 issues. The first phase consisted of identifying necessary changes to computer software. The Company utilizes an integrated MRP ("manufacturing resource planning") system for the majority of its manufacturing and financial systems and has received the Year 2000 compliant version of this software from its vendor. Testing and implementation of the upgraded software was completed during 1998.



     The second phase consists of determining whether Company systems not addressed in the first phase, including non-IT ("information technology") systems, are Year 2000 compliant. The second phase has been in process since late 1998 and is expected to be completed by the end of the second quarter of 1999 for critical systems and by the end of the fourth quarter of 1999 for non-critical systems.



     The third phase consists of determining the extent to which the Company may be affected by third parties' systems, which may not be Year 2000 compliant. The Year 2000 computer issue creates risk for the Company from third parties with whom the Company deals. While the Company expects to complete efforts to obtain reassurance from its suppliers, service providers and customers by the end of the second quarter of 1999, there can be no assurance that the systems of other companies that the Company deals with or upon which the

Company's systems rely will be made Year 2000 compliant on a timely basis, or that any such failure to become compliant by another company could not have an adverse effect on the Company.



     Based on current estimates, management expects the total incremental cost to remediate non-compliant systems will be less than $750,000 (approximately $170,000 of which has been incurred through March 31, 1999). This estimate may change materially as the Company continues to review and audit the result of its work.



     The Company is in the process of developing a formal contingency plan for addressing any problems which may result if the work performed in phase one and phase two does not successfully resolve all issues by the Year 2000, or if the Company encounters material problems as a result of the failure of third parties to become Year 2000 compliant on a timely basis. The Company intends to complete its plans for these areas by the end of the second quarter of 1999, but any such plan will need to be revised as additional information becomes available.



     Failure on the part of the Company to complete any necessary remediation by the Year 2000, or failure on the part of third parties, such as customers, suppliers and service providers, to remediate Year 2000 problems on their IT and non-IT systems, may have a material adverse effect on the Company's business, financial condition or results of operations.


CERTAIN ANTI-TAKEOVER EFFECTS OF CHARTER AND BY-LAW PROVISIONS

     Certain provisions of the Company's Certificate of Incorporation and By-laws may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, control of the Company. Certain of these provisions allow the Company to issue preferred stock without any vote or further action by the stockholders, limit the ability of stockholders to call a special meeting of stockholders, require advance notice for director nominations by stockholders and submission of other proposals for consideration at stockholder meetings and provide for a staggered Board of Directors. Certain provisions of Delaware law, including Section 203 of the Delaware General Corporation Law (the "DGCL"), which limits business combinations of the Company with interested stockholders, could have similar effects. Also, the Company's Certificate of Incorporation provides that the Company may not issue more than an aggregate of 90,000,000 shares of Common Stock without first receiving the consent in writing of any person who, directly or indirectly, owns over fifty percent of the Company's outstanding Common Stock. The possible issuance of preferred stock, the limits placed on the ability of stockholders to call a meeting at which directors could be replaced, the advance notice requirements for director nominations and stockholder proposals, the length of time required to replace sufficient members of a staggered Board of Directors to take control of the Company and the provisions of Delaware law and the limitations on issuing further shares of Common Stock could have the effect of delaying, deferring or preventing a change in control of the Company, including, without limitation, discouraging a proxy contest or making more difficult the acquisition of a substantial block of the Company's Common Stock. See "--Control by and Relationship with Merck KGaA and Merck-Lipha."

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     A substantial number of statements contained in this Prospectus, including without limitation, statements containing the words "believes," "anticipates," "expects," and "intends" and words of similar import, may constitute forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Dey, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, those discussed under the captions "Risk Factors," "Business," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Prospectus Summary," as well as elsewhere in this Prospectus. Given these uncertainties, prospective investors are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future events or developments.

                                USE OF PROCEEDS


     The net proceeds to the Company from the sale of the shares of Common Stock offered by the Company are estimated to be $184.0 million ($211.8 million if the Underwriters' over-allotment option is exercised in full) assuming a public offering price of $14.00 per share (the mid-point of the price range) and after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company.



     The Company expects to use the net proceeds to repay indebtedness of the Company, currently in the amount of approximately $200.0 million, borrowed under a revolving credit facility with Merck KGaA. Such borrowing, which bears interest at LIBOR plus 1% (6.0% at March 31, 1999), was used by the Company to fund the majority of a $225.0 million dividend paid on August 14, 1998 by Dey to its parent Lipha Americas. Assuming net proceeds of $184.0 million, the net proceeds from the Offering will not be sufficient to repay the entire amount of such indebtedness. If the net proceeds from the Offering are not sufficient to repay the entire amount of indebtedness, the Company does not intend, after applying the net proceeds from the Offering to the repayment of such indebtedness, to repay the balance immediately. The balance of such indebtedness will be due and payable on August 13, 2001, unless prepaid earlier in the sole discretion of the Company, and the Company anticipates that such balance would be repaid by the Company from its working capital. If and to the extent there is any amount remaining from the net proceeds from the Offering after repayment of such balance of indebtedness, the Company expects to use such remaining net proceeds for general corporate purposes, including capital expenditures and working capital. See "Risk Factors--Proceeds of the Offering Will Benefit Parent" and "Certain Transactions."


                                DIVIDEND POLICY

     The Company does not anticipate paying dividends in the foreseeable future. Payments of future dividends, if any, will be at the discretion of the Company's Board of Directors after taking into account various factors, including the Company's financial condition, operating results, current and anticipated cash needs and plans for expansion. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources."

                                 CAPITALIZATION


     The following table sets forth as of March 31, 1999 (i) the actual capitalization of the Company and (ii) the capitalization of the Company as adjusted to give effect to the sale by the Company of the 14,100,000 shares of Common Stock offered hereby at an assumed public offering price of $14.00 per share (the mid-point of the price range) and, after deduction of underwriting discounts and commissions and estimated expenses of the Offering, the application of the net proceeds of the Offering to the repayment of indebtedness of the Company to Merck KGaA, which indebtedness, in the aggregate amount of $200.0 million, was incurred by the Company in 1998 in order to partially fund payment of a $225.0 million dividend to Lipha Americas in 1998. See "Use of Proceeds" and "Certain Transactions." This information should be read in conjunction with the Consolidated Financial Statements and Notes thereto appearing elsewhere in this Prospectus.



                                                                                                  MARCH 31, 1999
                                                                                               --------------------
                                                                                                            AS
                                                                                               ACTUAL    ADJUSTED
                                                                                               ------    ----------
                                                                                                  (IN MILLIONS)
Cash and cash equivalents...................................................................   $ 12.2      $ 12.2
                                                                                               ------      ------
                                                                                               ------      ------
Long-term debt:
  Payable to Lipha Americas(1)..............................................................   $ 22.0      $ 22.0
  Payable to Merck KGaA(2)..................................................................    200.0        16.0
                                                                                               ------      ------
                                                                                                222.0        38.0
                                                                                               ------      ------
Stockholders' equity (deficit):
  Preferred stock, $1.00 par value; 10,000,000 shares authorized; none issued and
     outstanding, actual and as adjusted....................................................       --          --
  Common stock, $0.01 par value; 140,000,000 shares authorized; 72,885,000 shares issued and outstanding, actual; 86,985,000
     shares issued and outstanding, as adjusted.............................................      0.7         0.9
  Additional paid-in capital................................................................     57.1       240.9
  Retained earnings (accumulated deficit)...................................................   (132.0)     (132.0)
                                                                                               ------      ------
     Total stockholders' equity (deficit)...................................................   $(74.2)     $109.8
                                                                                               ------      ------
       Total capitalization.................................................................   $147.8      $147.8
                                                                                               ------      ------
                                                                                               ------      ------


------------------

(1) Note issued to Lipha Americas in the amount of $22.0 million, payable on December 31, 2003. See "Certain Transactions."



(2) This amount represents the borrowing of $200.0 million from Merck KGaA under the revolving credit facility less the estimated net proceeds from the Offering (based on an assumed public offering price of $14.00 per share, the mid-point of the price range) of $184.0 million.

                                    DILUTION


     At March 31, 1999, the net tangible book value (deficit) of the Company was approximately ($123.7 million), or ($1.70) per share. Net tangible book value (deficit) per share represents the amount of total tangible assets of the Company less total liabilities divided by the number of shares of Common Stock outstanding at March 31, 1999. After giving effect to the sale by the Company of the 14,100,000 shares of Common Stock offered hereby at an assumed public offering price of $14.00 per share (the mid-point of the price range), less estimated offering expenses and underwriting discounts and commissions, the net tangible book value of the Common Stock as of March 31, 1999 would have been approximately $60.2 million or $0.69 per share of Common Stock. This represents an immediate increase in net tangible book value per share of $2.39 to existing holders and an immediate dilution in net tangible book value of $13.31 per share to new investors purchasing shares in the Offering.



     The following table illustrates the per share dilution as of March 31, 1999:



Assumed public offering price per share..............................................   $         $14.00
  Net tangible book value (deficit) per share as of March 31, 1999...................    (1.70)
  Increase in net tangible book value per share attributable to new investors........     2.39
                                                                                        ------
Net tangible book value per share after the Offering.................................               0.69
                                                                                                  ------
Dilution per share to new investors(1)...............................................             $13.31
                                                                                                  ------
                                                                                                  ------



     The following table summarizes, as of March 31, 1999, the number of shares of Common Stock purchased from the Company, the total consideration paid and the average price per share paid by the existing stockholders and by new investors purchasing shares in the Offering (after giving effect to the 72,885 for 1 stock split and before deduction of underwriting discounts and commissions and estimated expenses of the Offering):



                                    SHARES PURCHASED            TOTAL CONSIDERATION
                                -------------------------    -------------------------    AVERAGE PRICE
                                   NUMBER       PERCENT         AMOUNT       PERCENT      PER SHARE
                                ------------    ---------    ------------    ---------    -------------
Existing stockholder.........     72,885,000       83.8%     $ 57,823,000       22.7%        $  0.79
New investors................     14,100,000       16.2%     $197,400,000       77.3%        $ 14.00
                                ------------      -----      ------------      -----
Total........................     86,985,000(2)   100.0%     $255,223,000      100.0%
                                ------------      -----      ------------      -----
                                ------------      -----      ------------      -----


------------------


(1) If the Underwriters' over-allotment option is exercised in full, dilution per share to new investors would be $13.01.



(2) Excludes 900,000 shares of Common Stock reserved for issuance of options which may be granted under the Company's 1999 Equity Incentive Plan. See "Management."

                      SELECTED CONSOLIDATED FINANCIAL DATA


     The selected consolidated financial data presented below with respect to the consolidated statements of income data, other data, and consolidated balance sheet data for, and as of the end of, each of the years in the four-year period ended December 31, 1998 are derived from the consolidated financial statements of Dey, Inc. and subsidiaries, which financial statements have been audited by KPMG LLP, independent certified public accountants. The consolidated financial statements as of December 31, 1997 and 1998 and for each of the years in the three-year period ended December 31, 1998, and the report thereon, are included elsewhere in the Prospectus. The selected consolidated financial data presented below with respect to the consolidated statement of income data, other data, and consolidated balance sheet data for, and as of, the year ended December 31, 1994 are derived from the Company's unaudited consolidated financial statements. The selected consolidated statements of income data, and other data, presented below for the three-month periods ended March 31, 1998 and 1999, and the consolidated balance sheet data as of March 31, 1999 are derived from the unaudited consolidated financial statements of Dey, Inc. and subsidiaries included elsewhere in this Prospectus, which, in the opinion of management, include all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the financial position and results of operations for the periods presented. The operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the full fiscal year ending December 31, 1999 or for any subsequent period. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Company's consolidated financial statements and related notes included elsewhere in this Prospectus.


                                                                                                             THREE MONTHS
                                                                                                                 ENDED
                                                              YEARS ENDED DECEMBER 31,                          MARCH 31,
                                              ----------------------------------------------------------  ------------------
                                               1994        1995        1996        1997        1998        1998        1999
                                              ------      ------      ------      ------      ------      ------      ------
                                                              (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
CONSOLIDATED STATEMENTS OF INCOME DATA:
Net sales.................................        $116.3      $136.7      $166.5      $219.8      $266.2      $ 71.1      $ 69.4
Cost of sales.............................          30.9        39.0        64.3        77.2       101.7        25.6        25.1
                                                  ------      ------      ------      ------      ------      ------      ------
Gross profit..............................          85.4        97.7       102.2       142.6       164.5        45.5        44.3
Selling, marketing and distribution.......           9.5        11.4        14.0        21.7        28.8         6.9         6.4
General and administrative expenses.......           6.6         8.5         9.6        11.3        22.4         3.0         4.0
Research and development..................           7.2        12.5        19.3        20.1        17.3         2.5         4.0
                                                  ------      ------      ------      ------      ------      ------      ------
Income from operations....................          62.1        65.3        59.3        89.5        96.0        33.1        29.9
Interest and other income, net............          (9.3)        0.7         1.5         1.7        (3.4)        0.4        (2.8)
                                                  ------      ------      ------      ------      ------      ------      ------
Income before taxes.......................          52.8        66.0        60.8        91.2        92.6        33.5        27.1
Income taxes..............................         (21.8)      (27.1)      (25.0)      (37.2)      (34.7)      (13.6)      (10.0)
                                                  ------      ------      ------      ------      ------      ------      ------
Net Income................................        $ 31.0      $ 38.9      $ 35.8      $ 54.0      $ 57.9      $ 19.9      $ 17.1
                                                  ------      ------      ------      ------      ------      ------      ------
                                                  ------      ------      ------      ------      ------      ------      ------
Net income per share (basic and diluted)..        $ 0.43      $ 0.53      $ 0.49      $ 0.74      $ 0.79      $ 0.27      $ 0.23
                                                  ------      ------      ------      ------      ------      ------      ------
                                                  ------      ------      ------      ------      ------      ------      ------
Weighted average common shares outstanding
  (basic and diluted).....................    72,885,000  72,885,000  72,885,000  72,885,000  72,885,000  72,885,000  72,885,000
                                              ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                              ----------  ----------  ----------  ----------  ----------  ----------  ----------

OTHER DATA:
Cash dividends per share..................        $ 0.40      $ 0.43      $ 0.53      $ 0.34      $ 3.75      $ 0.19      $   --
                                                  ------      ------      ------      ------      ------      ------      ------
                                                  ------      ------      ------      ------      ------      ------      ------



                                                                          AT DECEMBER 31,                       AT MARCH 31, 1999
                                                           ----------------------------------------------    -----------------------
                                                            1994      1995      1996      1997      1998     ACTUAL   AS ADJUSTED(1)
                                                           ------    ------    ------    ------    ------    -------  --------------
                                                                                 (IN MILLIONS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...............................   $  3.3    $  5.3    $  5.7    $ 18.6    $  4.4    $ 12.2      $  12.2
Working capital.........................................     27.8      31.3      17.3      38.7       9.0      24.0         24.0
Total assets............................................    125.9     142.7     144.9     189.5     175.9     199.9        199.9
Total debt (due to affiliates)..........................     22.0      22.0      22.0      22.0     222.0     222.0         38.0
Total liabilities.......................................     35.7      44.6      49.9      65.5     267.2     274.1         90.1
Total stockholders' equity (deficit)....................     90.2      98.1      95.0     124.0     (91.3)    (74.2)       109.8



--------------------------------------------------------------------------------
(1) Adjusted to give effect to the sale by the Company of the 14,100,000 shares of Common Stock offered hereby at an assumed public offering price of $14.00 per share (the mid-point of the price range) and, after deduction of underwriting discounts and commissions and estimated expenses of the Offering, the application of the net proceeds of the Offering to the repayment of indebtedness of the Company to Merck KGaA, which indebtedness, in the aggregate amount of $200.0 million, was incurred by the Company in 1998 in order to partially fund payment of a $225.0 million dividend to Lipha Americas in 1998. See "Use of Proceeds" and "Certain Transactions.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     The following discussion and analysis of the Company's results of operations and financial condition should be read in conjunction with the Consolidated Financial Statements of the Company and Notes thereto contained elsewhere in this Prospectus. The following discussion may contain certain statements of a forward-looking nature relating to future events or the future financial performance of the Company. Prospective investors are cautioned that such statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. See "Special Note Regarding Forward-Looking Statements."




OVERVIEW



     Dey is a specialty pharmaceutical company focused on the development, manufacturing and marketing of prescription drug products for the treatment of respiratory diseases (such as COPD and asthma) and respiratory-related allergies (such as anaphylaxis and rhinitis). Dey is particularly strong in the development and high-volume manufacture of sterile, unit dose inhalation solution products using aseptic form-fill-seal technology.



     During the period from 1992 through 1998, the Company experienced significant growth, with net sales increasing from $50 million in 1992 to $266 million in 1998. The increase in net sales was primarily due to the introduction of three sterile, unit dose inhalation solution products (albuterol sulfate in 1992, cromolyn sodium in 1994, and ipratropium bromide in 1997) and the acquisition of the exclusive marketing rights for EpiPen(Registered) products in 1997. In general, the gross profit margins of generic drug products decline as the products become more mature and as new competitors enter the market. During the period from 1992 through 1998, the Company was able to maintain annual gross margins of not less than 61.4% through the introduction of new products and by capturing large market shares during such period.



     The Company has begun a transition from a company focused principally on specialty generic drug products to one which is focused increasingly on branded products. This strategy requires a significant investment in research and development. The Company believes that the amount it spends on research and development will continue to grow over the next several years, with planned research and development spending of approximately $18 million in 1999 and $28 million in 2000.



     The Company has begun to enhance its sales and marketing infrastructure. In July 1997, a new physician detailing sales force was established in connection with the acquisition of the exclusive marketing rights for EpiPen(Registered) brand products. The Company plans to expand this group and its marketing staff significantly to support new branded and patented products developed by the Company or licensed from third parties.



     The Company's net sales and net income may vary significantly from period to period, as well as in comparison to corresponding prior periods, as a result of a variety of factors including but not limited to the timing of introduction of new products, the number and timing of introductions of competing products, pricing strategies adopted by the Company or its competitors, the seasonal severity of respiratory diseases (which generally are more pervasive during the first and fourth quarters of the calendar year), unpredictable ordering patterns of the Company's major customers including drug wholesalers (including possible unusual ordering patterns caused by stockpiling by customers as a result of concerns about computer systems issues associated with the Year 2000), the timing and amount of spending on research and development, the timing and extent of the ongoing expansion of the Company's sales forces, product recalls, litigation and costs relating to the integration of acquisitions.

     The following table sets forth, for the periods represented, the percentage of net sales and percentage changes by certain line items in the Company's Consolidated Statements of Income:



                                                                                   PERCENTAGE OF NET SALES
                                                                          -----------------------------------------
                                                                                                      THREE MONTHS
                                                                                YEARS ENDED              ENDED
                                                                               DECEMBER 31,            MARCH 31,
                                                                          -----------------------    --------------
                                                                          1996     1997     1998     1998     1999
                                                                          -----    -----    -----    -----    -----
CONSOLIDATED STATEMENTS OF INCOME DATA:
Net sales..............................................................   100.0%   100.0%   100.0%   100.0%   100.0%
Cost of sales..........................................................    38.6     35.1     38.2     36.0     36.1
                                                                          -----    -----    -----    -----    -----
Gross profit...........................................................    61.4     64.9     61.8     64.0     63.9
Selling, marketing and distribution....................................     8.4      9.9     10.8      9.6      9.2
General and administrative expenses....................................     5.8      5.1      8.4      4.3      5.8
Research and development...............................................    11.6      9.1      6.5      3.5      5.8
                                                                          -----    -----    -----    -----    -----
Income from operations.................................................    35.6     40.8     36.1     46.6     43.1
Interest and other income, net.........................................     0.9      0.7     (1.4)     0.5     (4.0)
                                                                          -----    -----    -----    -----    -----
Income before taxes....................................................    36.5     41.5     34.7     47.1     39.1
Income taxes...........................................................   (15.0)   (16.9)   (13.0)   (19.1)   (14.5)
                                                                          -----    -----    -----    -----    -----
Net income.............................................................    21.5%    24.6%    21.7%    28.0%    24.6%
                                                                          -----    -----    -----    -----    -----
                                                                          -----    -----    -----    -----    -----



     The following table summarizes the Company's quarterly operating results for 1997 and 1998 and for the first quarter of 1999:


                                                                     THREE MONTHS ENDED
                                      ---------------------------------------------------------------------------------
                                      MARCH 31,     JUNE 30,      SEPT. 30,     DEC. 31,      MARCH 31,     JUNE 30,
                                        1997          1997          1997          1997          1998          1998
                                      -----------   -----------   -----------   -----------   -----------   -----------
                                                       (IN MILLIONS, EXCEPT SHARE AND PER SHARE DATA)
Net sales...........................     $52.3         $51.6         $57.6          $58.3       $  71.1       $  64.6
Cost of sales.......................      15.9          14.9          22.2           24.2          25.6          23.1
                                         -----         -----         -----        -------       -------       -------
Gross profit........................      36.4          36.7          35.4           34.1          45.5          41.5
Selling, marketing and
 distribution.......................       4.0           4.1           5.8            7.8           6.9           6.9
General and administrative
 expenses...........................       2.3           2.6           2.7            3.7           3.0           9.5
Research and development............       3.6           5.0           3.6            7.9           2.5           3.9
                                         -----         -----         -----        -------       -------       -------
Income from operations..............      26.5          25.0          23.3           14.7          33.1          21.2
Interest and other income, net......       0.3           0.3           0.6            0.5           0.4           0.7
                                         -----         -----         -----        -------       -------       -------
Income before taxes.................      26.8          25.3          23.9           15.2          33.5          21.9
Income taxes........................     (10.9)        (10.3)         (9.7)          (6.3)        (13.6)         (7.7)
                                         -----         -----         -----        -------       -------       -------
Net Income..........................     $15.9         $15.0         $14.2          $ 8.9       $  19.9       $  14.2
                                         -----         -----         -----        -------       -------       -------
                                         -----         -----         -----        -------       -------       -------
Net income per share (basic and
 diluted)...........................     $0.22         $0.21         $0.19          $0.12       $  0.27       $  0.19
                                         -----         -----         -----        -------       -------       -------
                                         -----         -----         -----        -------       -------       -------

Weighted average common shares
 outstanding (basic and diluted)....  72,885,000    72,885,000    72,885,000    72,885,000    72,885,000    72,885,000


                                      SEPT. 30,     DEC. 31,      MARCH 31,
                                        1998          1998          1999
                                      -----------   -----------   -----------
Net sales...........................    $  75.6        $54.9        $  69.4
Cost of sales.......................       30.2         22.8           25.1
                                        -------        -----        -------
Gross profit........................       45.4         32.1           44.3
Selling, marketing and
 distribution.......................        7.3          7.7            6.4
General and administrative
 expenses...........................        4.0          5.9            4.0
Research and development............        7.8          3.1            4.0
                                        -------        -----        -------
Income from operations..............       26.3         15.4           29.9
Interest and other income, net......       (1.6)        (2.9)          (2.8)
                                        -------        -----        -------
Income before taxes.................       24.7         12.5           27.1
Income taxes........................       (9.5)        (3.9)         (10.0)
                                        -------        -----        -------
Net Income..........................    $  15.2        $ 8.6        $  17.1
                                        -------        -----        -------
                                        -------        -----        -------
Net income per share (basic and
 diluted)...........................    $  0.21        $0.12        $  0.23
                                        -------        -----        -------
                                        -------        -----        -------
Weighted average common shares
 outstanding (basic and diluted)....  72,885,000    72,885,000    72,885,000

RESULTS OF OPERATIONS


THREE MONTHS ENDED MARCH 31, 1999 COMPARED TO THREE MONTHS ENDED MARCH 31, 1998



     Net sales decreased by 2.4% from $71.1 million to $69.4 million. Sales of the three major form-fill-seal inhalation solution products, albuterol sulfate, cromolyn sodium and ipratropium bromide, decreased by 3.1% from $56.2 million to $54.4 million. This was the net result of declines in average selling prices, partially offset by a net increase in unit sales. Sales of EpiPen(Registered) products increased by 31.0% from $5.4 million to $7.1 million, primarily due to increased unit sales. Sales of three other products decreased from $6.4 million to $5.2 million.



     Gross profit decreased by 2.5% from $45.5 million to $44.3 million, primarily as a result of the 2.4% decrease in sales. Gross profit as a percentage of net sales decreased from 64.0% to 63.9%.



     Selling, marketing and distribution expense decreased by 7.0%, from $6.9 million to $6.4 million. As a percentage of net sales, selling, marketing and distribution expenses decreased from 9.6% to 9.2%. This decrease was primarily due to the transfer of the Company's hypothyroid product business to Lipha Americas, effective September 1, 1998. Selling, marketing and distribution expenses of the hypothyroid division for the three months ended March 31, 1998 totaled $1.3 million. Excluding sales and expenses of the hypothyroid division, selling, marketing and distribution expenses increased by 14.4% from $5.6 million to $6.4 million, and as a percentage of sales were 7.9% and 9.2% in the three months ended March 31, 1998 and 1999, respectively. This increase was primarily due to distribution expenses which increased $0.3 million, and selling and marketing staff expenses which increased $0.6 million.



     General and administrative expenses increased by 33.2%, from $3.0 million to $4.0 million. As a percentage of sales, general and administrative expenses increased from 4.3% to 5.8%. The increase was primarily due to increases in staff expenses, legal and accounting fees and depreciation.



     Research and development expenses increased by 62.3%, from $2.5 million to $4.0 million. This increase was primarily attributable to increased spending on clinical trials.



     Income from operations decreased by 9.7%, from $33.1 million to $29.9 million, as a result of the above factors.



     Interest and other income, net, decreased from income of $0.4 million to expense of $2.8 million. This decrease was primarily attributable to interest payable under the Merck KGaA credit facility entered into during the second half of 1998. See "Use of Proceeds."



     Income taxes decreased by 26.0%, from $13.6 million to $10.0 million, due to reduced taxable income and a lower effective tax rate. The effective tax rate was 40.5% and 37.0% for the three months ended March 31, 1998 and 1999, respectively.



YEAR ENDED DECEMBER 31, 1998 COMPARED TO THE YEAR ENDED DECEMBER 31, 1997



     Net sales increased by 21.1% from $219.8 million to $266.2 million. The increase resulted primarily from sales of ipratropium bromide inhalation solution, which increased by 80.4% from $50.7 million to $91.5 million, and sales of EpiPen(Registered) products which increased by 63.3% from $19.2 million in the second half of 1997, when these products were introduced into the Company's product line, to $31.3 million. These increases were partially offset by sales of cromolyn sodium inhalation solution, which decreased by 10.1% from $30.8 million to $27.7 million, and albuterol sulfate MDI, which decreased by 36.1% from $12.7 million to $8.1 million.



     Gross profit increased by 15.3% from $142.6 million to $164.5 million. Gross profit as a percentage of sales decreased from 64.9% to 61.8%. The decline in gross profit percentage was primarily due to decreases in average selling prices experienced by several of the Company's unit dose inhalation solution products. Partially offsetting the declines in average selling prices were increased sales of ipratropium bromide inhalation solution, a newer product which had a relatively high gross profit margin in both 1997 and 1998. Ipratropium bromide inhalation solution accounted for 23.1% and 34.4% of total company sales in 1997 and 1998, respectively.




     Effective September 1, 1998, the Company transferred the assets and certain liabilities of its hypothyroid product business at book value to a newly-formed entity, EM Pharma, Inc. Effective the same day, EM Pharma, Inc. was sold to Lipha Americas at book value for consideration of $28,000. Sales and related costs of such business, subsequent to August 31, 1998, are not reflected in the results of operations of the Company. For the eight months ended August 31, 1998, the hypothyroid product line generated net sales of $0.6 million (0.2% of the Company's total sales) and a net loss of $2.0 million.



     Selling, marketing and distribution expense increased by 32.6%, from $21.7 million to $28.8 million. As a percentage of net sales, selling, marketing and distribution expenses increased from 9.9% to 10.8%. This increase was primarily due to an expanded sales force related to the introduction of new products such as EpiPen(Registered).



     General and administrative expenses increased by 97.9%, from $11.3 million to $22.4 million. Expenses of $6.0 million were accrued in 1998 relating to the recall of EpiPen(Registered) products and the investigation of the reporting of wholesale acquisition costs. See "Risk Factors--Risk of Product Liability and Product Recalls" and "Risk Factors--Investigation of Reporting of Wholesale Acquisition Costs." Additionally, $1.2 million was expensed in 1998 for costs incurred in preparing for the Company's initial public offering, originally planned for October 1998. The offering was substantially delayed until mid-1999 and, accordingly, all costs were expensed. Excluding these amounts, general and administrative expenses increased by 34.4% from $11.3 million to $15.2 million, and as a percentage of net sales, were 5.1% and 5.7% in 1997 and 1998, respectively. The increase was primarily due to increases in staff expenses, legal and accounting fees, and occupancy costs, including depreciation.



     Research and development expenses decreased by 13.6%, from $20.1 million to $17.3 million. The net decrease was a result of one NDA development project moving out of the costly clinical trial phase of development in early 1998 and a reduction in spending under a co-development agreement with Genpharm, a Canadian affiliate. This agreement was terminated effective July 23, 1998. The decreases were partially offset by amounts paid to Lipha in connection with the licensing from Lipha of a proprietary dry powder inhaler delivery system. See "Certain Transactions." The Company anticipates increased levels of research and development spending in future periods in order to support planned product development projects.



     Income from operations increased by 7.2%, from $89.5 million to $96.0 million, as a result of the above factors.



     Income taxes decreased by 6.6%, from $37.2 million to $34.7 million. The effective tax rate was 40.8% and 37.5% for the years ended December 31, 1997 and 1998, respectively.


YEAR ENDED DECEMBER 31, 1997 COMPARED TO THE YEAR ENDED DECEMBER 31, 1996

     Net sales increased by 32.0%, from $166.5 million to $219.8 million. The increase resulted primarily from the introduction of ipratropium bromide inhalation solution in 1997, which generated $50.7 million in net sales, and the acquisition of exclusive marketing rights for EpiPen(Registered) products, which produced $19.2 million in net sales during 1997. This increase was partially offset by a $15.1 million decrease in net sales of cromolyn sodium inhalation solution due to a declining market and increased price competition.

     Gross profit increased by 39.5%, from $102.2 million to $142.6 million. Gross profit as a percentage of net sales increased from 61.4% to 64.9% due to the introduction of ipratropium bromide inhalation solution and due to an improved gross profit margin on albuterol MDI. Ipratropium bromide inhalation solution, which was introduced in early 1997, contributed $45.2 million in gross profit. The gross profit percentage on albuterol MDI improved from a negative gross margin in 1996 to a 23.0% gross margin profit in 1997. The 1996 negative gross margin on albuterol MDI was attributable to relatively high purchase prices from the manufacturer and competitive pricing pressures in the market.


     Selling, marketing and distribution expenses increased by 54.6%, from $14.0 million to $21.7 million. This increase was primarily attributable to increased personnel and advertising costs associated with the addition of new products. Advertising expenses and additional sales personnel required to market EpiPen(Registered)and other new products in 1997 totaled approximately
$1.9 million. The Company's line of hypothyroid products gave rise to additional selling, marketing and distribution expenses totaling $1.8 million with minimal related revenues.


     General and administrative expenses increased by 18.1%, from $9.6 million to $11.3 million, due primarily to increased costs related to the continued growth of the Company. As a percentage of net sales, general and administrative expenses decreased from 5.8% to 5.1%.

     Research and development expenses increased by 4.1%, from $19.3 million to $20.1 million. As a percentage of net sales, research and development decreased from 11.6% to 9.1%.

     Income from operations increased by 50.9%, from $59.3 million to $89.5 million, as a result of the above factors.

     Income taxes increased by 48.6%, from $25.0 million to $37.2 million. The effective tax rate was 41.1% and 40.8% for 1996 and 1997, respectively.





LIQUIDITY AND CAPITAL RESOURCES



     At March 31, 1999, the Company's working capital totaled $24.0 million, compared to $17.3 million, $38.7 million and $9.0 million at December 31, 1996, 1997 and 1998, respectively. Cash and cash equivalents were $12.2 million at March 31, 1999, compared to $5.7 million, $18.6 million and $4.4 million at December 31, 1996, 1997 and 1998, respectively.



     The Company's primary sources of cash have been from related party borrowings and from operating activities. Net cash provided by operating activities during the three months ended March 31, 1999 totaled $12.4 million, consisting primarily of net income of $17.1 million, adjusted for increases in receivables and income taxes payable. Net cash provided by operating activities during 1998 was $69.0 million, compared to $51.3 million and $56.0 million in 1996 and 1997, respectively. The increase in cash provided by operating activities in 1998, compared to 1997, was primarily the result of decreases in receivables. During 1998, the Company borrowed $200.0 million under a revolving credit agreement with Merck KGaA for the purpose of partially funding dividend payments made during that year.



     The Company's primary uses of cash from operations to date have been for the payment of dividends and the funding of expansion of manufacturing and other facilities.



     During 1996, 1997 and 1998, the Company paid cash dividends to Lipha Americas, the Company's sole stockholder, totaling $38.9 million, $25.0 million and $273.2 million, respectively. Payment of a portion of the 1998 dividends was funded by the Company borrowing $200.0 million under a revolving credit agreement with Merck KGaA. It is the Company's intention to use substantially all of the proceeds of the Offering to repay such indebtedness to Merck KGaA. No dividends were paid during the three month period ended March 31, 1999, and the Company does not anticipate declaring additional dividends in the foreseeable future. See "Risk Factors--Proceeds of the Offering Will Benefit Parent," "Dividend Policy," "Use of Proceeds" and "Certain Transactions."



     During the three month period ended March 31, 1999, research and development expenses totaled $4.0 million, compared to $2.5 million during the three month period ended March 31, 1998. During 1998, research and development expenses totaled $17.3 million, compared to $19.3 and $20.1 million in 1996 and 1997, respectively. The Company plans to spend substantial amounts of capital over the next several years to continue the research and development of pharmaceutical products.



     The Company invested $4.6 million in property, plant and equipment during the three month period ended March 31, 1999, compared to $18.0 million, $16.1 million and $24.2 million in 1996, 1997 and 1998, respectively. As of December 31, 1998, the Company's commitments for expansion of its facilities and purchases of capital equipment during 1999 totaled approximately $6.8 million.


     The Company expects that its available cash, cash generated from operations and, as necessary, borrowing under its credit facility with its parent, Merck KGaA (see "Certain Transactions"), will be adequate to satisfy its anticipated working capital and other capital requirements through the foreseeable future. However, in the event the Company's capital and other expenditures exceed internally generated funds, it may be necessary to raise funds through additional external or related party borrowings or the issuance of debt or additional equity securities. There can be no assurance, in such case, that adequate funds, whether through the financial markets or from other sources, will be available on terms acceptable to the Company or at all.


NEW ACCOUNTING STANDARD



     In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards ("SFAS") No. 133, Accounting for Derivative Instruments and Hedging Activities, which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. It requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Earlier application of all provisions of this Statement is encouraged, but it is permitted only as of the beginning of any fiscal quarter that begins after issuance of this Statement. The Company anticipates that adoption of this Statement will not have a material effect on the consolidated financial statements.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK



     Dey has minimal sales to foreign countries, all of which are denominated in US dollars. As such, Dey is not subject to foreign currency risk. Dey is subject to interest rate risk primarily with respect to its debt outstanding. The Company's related party note payable of $22.0 million bears interest at the applicable federal rate. The amount of $200.0 million drawn on the related party revolving credit facility bears interest at LIBOR plus 1%. As the applicable federal rate and LIBOR increase, the Company will incur higher relative interest expense to related parties and, similarly, a decrease in such rates will reduce relative interest expense to related parties. In recent years, there have not been significant fluctuations in the applicable federal and LIBOR rates. A 1% change in such rates would have caused interest expense to related parties to go up or down by approximately $1.0 million for the year ended December 31, 1998. The Company expects to use the net proceeds of the offering to repay indebtedness of the Company, currently in the amount of $200.0 million borrowed under the revolving credit facility with Merck KGaA.





YEAR 2000 COMPLIANCE


     The Company is conducting a comprehensive review of its internal computer systems to ensure these systems are adequately able to address the issues expected to arise in connection with the Year 2000. These issues include the possibility that software which does not have the capacity to recognize four digits in a date field may no longer function properly when use of that date becomes necessary. In addition, the Company plans to review the status of its customers and suppliers with regard to this issue and assess the potential impact of non-compliance by such parties on the Company's operations.


     The Company has developed a phased program to address Year 2000 issues. The first phase consisted of identifying necessary changes to computer software. The Company utilizes an integrated MRP ("manufacturing resource planning") system for the majority of its manufacturing and financial systems and has received the Year 2000 compliant version of this software from its vendor. Testing and implementation of the upgraded software was completed during 1998.



     The second phase consists of determining whether Company systems not addressed in the first phase, including non-IT ("information technology") systems, are Year 2000 compliant. The second phase has been in process since late 1998 and is expected to be completed by the end of the second quarter of 1999 for critical systems and by the end of the fourth quarter of 1999 for non-critical systems.



     The third phase consists of determining the extent to which the Company may be affected by third parties' systems, which may not be Year 2000 compliant. The Year 2000 computer issue creates risk for the Company from third parties with whom the Company deals. While the Company expects to complete efforts to obtain reassurance from its suppliers, service providers and customers by the end of the second quarter of 1999, there can be no assurance that the systems of other companies that the Company deals with or upon which the Company's systems rely will be made Year 2000 compliant on a timely basis, or that any such failure to convert by another company could not have an adverse effect on the Company.



     Based on current estimates, management expects the total incremental cost to remediate non-compliant systems will be less than $750,000 (approximately $170,000 of which has been incurred through March 31, 1999). This estimate may change materially as the Company continues to review and audit the result of its work.



     The Company is in the process of developing a formal contingency plan for addressing any problems which may result if the work performed in phase one and phase two does not successfully resolve all issues by the Year 2000, or if the Company encounters material problems as a result of the failure of third parties to become Year 2000 compliant on a timely basis. The Company intends to complete its plans for these areas by the end of the second quarter of 1999, but any such plan will need to be revised as additional information becomes available.



     Failure on the part of the Company to complete any necessary remediation by the Year 2000, or failure on the part of third parties, such as customers, suppliers and service providers, to remediate Year 2000 problems on their IT and non-IT systems, may have a material adverse effect on the Company's business, financial condition or results of operations.

                                    BUSINESS

OVERVIEW


     Dey is a specialty pharmaceutical company focused on the development, manufacturing and marketing of prescription drug products for the treatment of respiratory diseases (such as COPD and asthma) and respiratory-related allergies (such as anaphylaxis and rhinitis). Dey is particularly strong in the development and high-volume manufacture of sterile, unit dose inhalation solution products using aseptic form-fill-seal technology. The U.S. market in 1998 for inhalation therapy prescription pharmaceutical products was estimated by IMS to have been approximately $3.3 billion, consisting of nebulizer inhalation solutions ($0.4 billion), metered dose inhalers ($1.8 billion), intranasal products ($1.1 billion) and DPI products ($60.0 million). Dey had net sales of $266 million in 1998.



     Dey is one of the largest U.S. manufacturers of sterile, unit dose inhalation solution products, manufactured using aseptic form-fill-seal technology, for the treatment of respiratory diseases. Sterile, unit dose inhalation solution products, because they are packaged in pre-measured sealed containers containing only one dose, are convenient to use and reduce the risk of dosage error, medication waste and cross-contamination. Dey's sterile, unit dose inhalation solution products include albuterol sulfate and cromolyn sodium for the treatment of asthma and ipratropium bromide for the treatment of COPD. Dey also markets sterile sodium chloride solution products, under the brand name Dey-Pak(Registered), used for diluting concentrated inhalation solutions and in tracheal care for patients who require periodic tracheal suctioning and cleaning. Dey also has the exclusive right to market EpiPen(Registered) brand autoinjectors, which permit patients to self-administer epinephrine for severe anaphylactic reactions. EpiPen(Registered) is currently the only epinephrine autoinjector on the U.S. market.



     Dey has begun a transition from a company focused principally on specialty generic drug products to one which is focused increasingly on branded products. Dey is pursuing new product development through a combination of its own research and development, sponsored research and development and acquiring or licensing of products developed by others. Dey currently has pending three NDAs and four ANDAs before the FDA. These include two NDAs for sterile, unit dose inhalation solution products for the treatment of asthma and COPD, one NDA for a patented product for the treatment of IRDS and four ANDAs for mechanical pump nasal spray products for the treatment of allergic rhinitis. Dey is also developing a proprietary inhalation delivery system for dry powders. Clinical studies on the first two of a series of products using this delivery system are scheduled to begin in early 2000.



     Dey has its own comprehensive U.S. marketing and distribution network, which markets Dey's products to large institutional purchasers, wholesalers, group purchasing organizations, chain pharmacies, HMOs and home health care organizations, as well as directly to physicians, including allergists, pulmonologists and pediatricians. As of March 31, 1999, the Company employed 115 people in marketing and sales, and expects that number to increase significantly as new products are approved for marketing and as the Company licenses or acquires products from third parties. Dey distributes its products throughout the United States from two locations: its manufacturing and distribution facility in Napa, California and its distribution center in Allen, Texas.


INDUSTRY


     Dey focuses on the segments of the health care market relating to respiratory diseases, such as COPD, asthma, IRDS, cystic fibrosis and respiratory-related allergies, such as anaphylactic reactions and rhinitis. See the tables under the headings "Dey's Current Products" and "Products in Development" for, respectively, a listing of products currently sold by Dey and of products Dey currently has in development which have or will have as their principal indicated use (i.e., the labelled use of the product as approved by the FDA) the treatment of such diseases.


  Respiratory Diseases


     Chronic Obstructive Pulmonary Disease. Chronic bronchitis and emphysema constitute the majority of COPD cases. The primary risk factor for the development of COPD is cigarette smoking. In COPD, airflow limitation is chronic due to the irreversible nature of the damage caused by the disease. COPD affects about 5% of the U.S. population (12-15 million people) and is the fourth leading cause of death in the United States. The number of COPD cases is expected to increase through the end of the century as the population ages. Ipratropium bromide is increasingly the preferred first line method of treatment for COPD and has replaced albuterol sulfate as the preferred treatment in recent years. However, there are numerous new products in development for the treatment of COPD, including new chemical entities, new corticosteroid compounds, long-acting bronchodilators and biotechnology products. Dey is developing a combination product for the treatment of COPD.



     Asthma. Asthma is a chronic inflammatory disorder of the airways. Airway inflammation contributes to airway hyperresponsiveness, airflow limitation, respiratory symptoms and disease chronicity. Asthma affects nearly 17 million people in the United States, including approximately 5 million patients under 18 years of age. The prevalence and severity of asthma have increased over the past two decades, and the disease is responsible for more than 5,000 deaths in the United States each year. The goals of asthma therapy are directed toward achieving normal pulmonary function and preventing exacerbations. Currently, the leading pharmaceutical therapies for asthma in the United States are short-acting bronchodilators (principally albuterol sulfate) for relief of acute symptoms, inhaled anti-inflammatory agents including corticosteroids, and long-acting bronchodilators such as salmeterol. Leukotriene antagonist compounds have been introduced recently in the U.S., but at the present time these do not replace the need for short-acting bronchodilators or corticosteroids. It is too soon to predict what part these newer compounds will play in the overall asthma market. A structurally modified chemical form of albuterol sulfate has been approved for marketing in the United States by another pharmaceutical company, which reportedly may give rise to reduced side effects. This structurally modified form is indicated for treatment and prevention of broncho-constriction associated with asthma and may be longer acting as compared to the existing albuterol sulfate compound. Dey is seeking to expand its coverage of the asthma market by developing new formulations of the bronchodilator albuterol sulfate and of corticosteroids, as well as novel delivery systems for a variety of drug products.



     Infant Respiratory Distress Syndrome. IRDS results from a deficiency in pulmonary surfactant and is a major cause of acute morbidity and mortality in infants born at less than 30 weeks gestation. IRDS may also cause long term respiratory and neurological problems. It affects about 50,000 premature infants born in the United States each year. Treatment consists of supplemental oxygen, mechanical ventilation and replacement of lung surfactant. Lung surfactants are expected to remain the preferred treatment for IRDS in infants. The majority of lung surfactants currently used in the United States are bovine-derived, while in Europe the porcine-derived surfactant, Curosurf(Registered), is the market leader. Dey has the exclusive marketing rights for Curosurf(Registered) in the United States and Canada and has an NDA for Curosurf(Registered) pending with the FDA.



     Cystic Fibrosis. Cystic fibrosis is an obstructive airway disorder that affected approximately 30,000 people in the United States in 1998, with approximately 1,000 new cases diagnosed each year. Current treatment is aimed at symptom management, including reducing airway obstruction and inflammation, controlling airway infection and improving nutritional status. Medications for cystic fibrosis includes mucolytics (including acetylcysteine solutions marketed by the Company) and antibiotics. There are numerous new products in development by other pharmaceutical companies to treat cystic fibrosis. Among these are gene therapy treatments which are believed to be several years away from approval.


  Respiratory Allergies

     Anaphylaxis. Anaphylaxis is an acute, systemic allergic reaction with a variety of manifestations, from a mild reaction which affects only the skin, to the most severe reaction, affecting many organ systems in the body. A full anaphylactic attack is a medical emergency and is potentially life-threatening. During an anaphylactic attack, the immune system mounts a series of chemical reactions leading to symptoms such as swelling, particularly in the throat and airways, as well as a sudden drop in blood pressure. Medications are the primary cause of anaphylactic reactions, with more than 2,000 deaths each year in the United States attributed to such reactions. Other common triggers of anaphylaxis include insect stings, latex allergy and food allergies. It is estimated that up to 4% of the U.S. population suffer from insect sting anaphylaxis, up to 6% of the U.S. population are latex sensitive and up to 1.5% of U.S. adults and 5% of U.S. children under 3 years of age experience food-related anaphylaxis. Injectable epinephrine is recognized as the first line treatment for anaphylaxis. Patients at risk are recommended to carry epinephrine on their person, for use immediately to reverse symptoms when an attack occurs. The EpiPen(Registered) line of products, which are marketed exclusively by the Company and its licensees, are the only epinephrine products currently on the U.S. market available in autoinjector form. Epinephrine is also available in the United States in pre-filled syringes and in multi-dose vials.

Unlike autoinjectors, pre-filled syringes must be self-administered by inserting the exposed needle of the syringe and depressing the syringe to deliver the medication. Autoinjectors automatically deliver medication when the patient places the autoinjector against his or her body and applies pressure to the injector.


     Allergic Rhinitis. Allergic rhinitis can be perennial (caused by dust, mold or animal allergens) or seasonal (caused by pollen). Exposure to allergens (seasonal or perennial) causes the release of histamines and other chemical mediators, which in turn causes rhinitis, the inflammation of the mucous membrane lining the nasal passages. The resulting inflammation causes congestion, a runny nose, sneezing and itching. In 1994, there were
26.1 million cases of hay fever or allergic rhinitis reported. Pharmaceutical treatments for allergic rhinitis include antihistamines, nasally-administered corticosteroids and non-steroidal anti-inflammatory agents. Numerous new products have been launched over recent years including combinations of oral antihistamines and decongestants, new longer-acting corticosteroids and other products. In addition, over-the-counter non-prescription products are widely used to treat this disease. The Company does not currently market any products to treat rhinitis. However, Dey is developing several products for use in a mechanical pump delivery system, including formulations of corticosteroids to treat the underlying inflammation.



  Inhalation Delivery Systems



     In respiratory therapy for lung and airway diseases, drugs are administered through inhalation, orally in capsule, tablet or liquid form or through injection. The primary method of delivering pharmaceuticals to patients with lung or airway diseases is through inhalation. The primary advantage of inhalation therapy is the delivery of the medication directly to the desired site. The U.S. market for inhalation pharmaceuticals used in the treatment of respiratory diseases was estimated by IMS to be approximately $3.3 billion in 1998.





There are four distinct categories of inhalation delivery systems available:



     Metered dose inhalers ("MDIs"), which consist of pressurized canisters containing drug and propellant, represent the most common method of delivering inhaled medications due to convenience. MDIs rely on pressurized gas which aerosolizes a drug through a metering valve which dispenses a specified amount of drug. MDIs are small, portable and convenient and can be breath-activated. However, the pressurized gas propellant used in most MDIs relies on the use of chlorofluorocarbons ("CFCs"). The use of CFCs is expected to be substantially phased out in the United States and prohibited as a propellant worldwide in the coming years under international agreements that address concerns about ozone destructive characteristics of CFC propellants. Accordingly, new propellants are being developed as substitutes for CFCs. In 1998, the total U.S. market for pharmaceuticals delivered by MDIs was estimated by IMS to be approximately
$1.8 billion.



     Nebulization devices (using unit dose and multi-dose inhalation solutions) are used to deliver aerosolized medication by compressing air to make vapor or mist. Inhalation pharmaceuticals for nebulizers are packaged either in multi-dose containers, from which each dose must be measured by bulb dropper and transferred to the nebulizer, or unit doses, in which each dose is separately packaged and can be poured directly into the nebulizer. Unit doses are consistently accurate and more convenient than the multi-dose measuring process. Nebulizers are popular with patients who have difficulty using MDIs because of the coordination required to activate the MDI and inhale the medication simultaneously. In 1998, the total U.S. market for pharmaceuticals delivered using nebulizers was estimated by IMS to be approximately $0.4 billion.



     Dry powder inhalers ("DPIs") are the newest inhalation delivery systems and are being developed as alternatives to MDIs. DPIs deliver inhalation pharmaceuticals in dry powder form and do not use environmentally harmful propellants. In 1998, the total U.S. market for inhalation pharmaceuticals delivered using DPIs was estimated by IMS to be approximately $60 million. This delivery system, which provides an efficacious and cost effective alternative to MDIs, is expected to grow in popularity as more DPI devices are approved by the FDA.



     Intranasal delivery systems are used to treat allergic rhinitis which is primarily treated by delivering nasal corticosteroids, through either pressurized or mechanical pump nasal sprays or by taking oral antihistamines and decongestant drugs. In 1998, the total U.S. market for nasal sprays was estimated by IMS to be approximately $1.1 billion.

  Other Trends in Respiratory Care


     Current trends in the segments of the respiratory disease markets in which Dey competes include the following two FDA proposals. In 1997, the FDA proposed that all inhalation solutions marketed in the United States be sterile, as opposed to preserved. Preserved solutions contain an anti-microbial agent to prevent microbial contamination over the shelf life of the solution, whereas sterile solutions are manufactured and sealed under sterile conditions and do not require a preservative. The markets for Dey's sterile, unit dose inhalation solutions could expand if such proposal becomes law. Also in 1997, the FDA proposed eliminating CFC propellants in MDIs and nasal sprays. Companies are developing various products, including DPIs, to replace CFC propelled MDIs and companies are increasingly developing nasal spray products that utilize mechanical pump nasal spray delivery technology as opposed to pressurized aerosols for nasal delivery.


STRATEGY

     Dey's objective is to be a specialty pharmaceutical company focused on respiratory diseases. The key elements of Dey's strategy to achieve this objective are as follows:


     o Focus on products for respiratory diseases. The Company intends to continue its focus on developing, manufacturing and marketing prescription drugs for the treatment of respiratory diseases and allergies. The Company believes that this area of the pharmaceutical market constitutes an attractive and growing opportunity. Through continued specialization and by continuing to refine its capabilities in research, development, manufacturing and marketing, the Company believes it can enhance its already strong market position.



     o Enhance leadership of sterile, unit dose market. The Company believes it is one of the leading U.S. manufacturers of sterile, unit dose inhalation products, which it manufactures at its facility in Napa, California using advanced aseptic form-fill-seal technology, and that its top three sterile, unit dose products each occupy a first or second market share position in the United States. Dey is actively engaged in developing new sterile, unit dose inhalation products. The Company believes that sterile, unit dose inhalation products, as a result of their decreased risk of contamination and dosage errors, will continue to have a strong role in treatment regimens for respiratory diseases.



     o Develop additional and novel drug delivery technologies for use in the treatment of respiratory diseases. Following its success in inhalation solution products based on sterile, unit dose technology, Dey has developed, and is continuing to invest significantly in, mechanical pump nasal spray and dry powder inhaler technologies as delivery systems for respiratory care drugs. Nasal spray technology capitalizes on the Company's strengths in the development of liquid and suspension formulations and provides a logical extension to its respiratory care product line. Dey believes that dry powder inhaler delivery systems could potentially replace a portion of the market for MDI products for existing as well as new compounds. Dey is currently developing a dry powder inhaler delivery system for use with a series of important respiratory drugs.


     o Aggressively expand product line. The Company intends to develop, in-license and acquire new products that treat respiratory diseases, represent unique market opportunities, offer some form of market protection (including patent rights, marketing exclusivity or orphan drug designation) and/or complement Dey's existing product lines.


     o Leverage existing strengths in marketing, distribution and sales. The Company has a comprehensive distribution and marketing network in its niche market. The Company intends to capitalize on its strong reputation with hospitals, physicians, pharmacists and distributors to expand its customer base and to introduce new products. As of March 31, 1999, the Company employed 115 people in marketing and sales and expects that number to increase significantly as new products are approved for marketing and as the Company licenses or acquires suitable products from third parties.

DEY'S CURRENT PRODUCTS


     All information set forth below concerning the definition and size of the various U.S. product markets in which Dey participates is based on figures published by IMS for 1998. Data audited and reported by IMS does not include sales to all markets in which Dey competes; most notably, with respect to Dey's products, IMS does not audit and report sales to the home health care market. Prospective investors are, accordingly, urged to review such market data reported by IMS with caution, and should recognize that the market share of any particular product marketed by Dey may be overstated or understated when comparing such product's actual sales solely with the market data reported by IMS.



     The table below provides net sales and other information on significant products currently marketed by Dey:



                                                                                           1998 NET SALES
PRODUCT               DOSAGE FORM                                 PRINCIPAL INDICATIONS    (IN MILLIONS)
--------------------  -----------------------------------------   ----------------------   --------------
Albuterol sulfate     Unit dose inhalation solution               Asthma                       $ 81.7

                      MDI aerosol                                 Asthma                       $  8.1

                      Inhalation solution concentrate             Asthma                       $  9.3

Ipratropium bromide   Unit dose inhalation solution               COPD                         $ 91.5

Cromolyn sodium       Unit dose inhalation solution               Asthma                       $ 27.7

EpiPen(Registered)    Autoinjector                                Anaphylaxis                  $ 31.3
brand epinephrine

Dey-Pak(Registered)   Unit dose inhalation solutions              Nebulization diluents        $  7.9
sodium chloride

Acetylcysteine        Vial solutions                              Mucolytic agents             $  4.3
(Mucosil(Trademark))

Metaproterenol        Unit dose inhalation solution               Asthma                       $  2.0
sulfate



     Albuterol Sulfate. This product is a beta-adrenergic bronchodilator indicated for relief of bronchospasm in patients with asthma. It is classified as a quick-relief rescue medication. It works on the sympathetic pathway and stimulates adrenergic receptors which result in relaxation of bronchial smooth muscle. In 1998, the total U.S. market for all forms of albuterol sulfate inhalation products to treat respiratory diseases was estimated by IMS to be $472.6 million. Dey markets three separate albuterol sulfate products:



     o Sterile, unit dose inhalation solution. The FDA approved Dey's ANDA for this product in 1992. IMS reported that the U.S. albuterol sulfate unit dose market was approximately $107.4 million in 1998.



     o MDI aerosol. This product is an MDI form of albuterol that uses CFC propellant and is manufactured for the Company by Glaxo Wellcome, the manufacturer of the brand version of the product. IMS reported that the U.S. albuterol sulfate MDI market was approximately $271.0 million in 1998.



     o Inhalation solution concentrate. This product is a multi-dose concentrate form of albuterol and is manufactured for the Company by Glaxo Wellcome. IMS reported that the U.S. market for albuterol sulfate inhalation solution concentrate was approximately $40.2 million in 1998.



     Ipratropium bromide sterile, unit dose inhalation solution. This product is an anticholinergic bronchodilator indicated as maintenance treatment for bronchospasm associated with COPD. It works on the parasympathetic pathway and blocks the bronchoconstrictive effects of acetylcholine primarily in the large airways. Ipratropium is used as first-line therapy in COPD and is often co-prescribed with albuterol because the combined therapy produces greater improvements in lung function than either ipratropium or albuterol alone. This product is manufactured by Dey using aseptic form-fill-seal technology. Dey's ANDA for this product was approved by the FDA in early 1997. IMS reported that the U.S. ipratropium unit dose market was approximately $134.7 million in 1998.

     Cromolyn sodium sterile, unit dose inhalation solution. This product is a nonsteroidal, inhaled anti-inflammatory agent. It is a prophylactic agent indicated for the management of bronchial asthma and exercise-induced bronchospasm. Cromolyn is considered first line therapy in mild persistent asthma and is frequently prescribed for children. The FDA approved Dey's ANDA for this product in 1994. IMS reported that the U.S. cromolyn sodium unit dose market was approximately $51.3 million in 1998.



     EpiPen(Registered) brand epinephrine autoinjectors. In July 1997, Dey acquired the exclusive rights to market the EpiPen(Registered) brand of products from EM Industries, Inc. (a wholly-owned subsidiary of Merck KGaA). See "Certain Transactions." The EpiPen(Registered) and EpiPen(Registered) Jr. brands of epinephrine autoinjector, for self-administration of epinephrine in the event of an anaphylactic reaction, are manufactured for the Company by Meridian. These are currently the only epinephrine autoinjectors in the U.S. market, and EpiPen(Registered) Jr. is the only epinephrine product in the United States specifically for use by pediatric patients. Their automatic function is of great importance during an anaphylactic attack, making them, the Company believes, the leading products in the category. IMS reports the total U.S. market for self-administered epinephrine in 1998 to be approximately $57.7 million. See "Risk Factors--Potential Product Liability; Risk of Product Recall" and "--Competition."



     Sodium chloride sterile, unit dose solutions. Marketed under the brand name Dey-Pak(Registered), Dey's sterile sodium chloride solutions are available in a wide variety of concentrations and sizes, providing clinicians with treatment flexibility. Sterile, unit dose sodium chloride solutions are used for diluting concentrated inhalation solutions in nebulization therapy and in tracheal care for patients who need periodic tracheal suctioning and cleaning. Dey currently manufactures 3% and 10% sodium chloride solutions and the remaining line of Dey-Pak(Registered) products of 0.9% and 0.45% sodium chloride solutions and sterile water are manufactured for Dey by Holopack, Inc. IMS reported that the total U.S. market for unit dose sodium chloride inhalation solutions was approximately $7.4 million in 1998.



     Mucosil(Trademark) acetylcysteine solutions. This product is a mucolytic agent indicated to break down, and facilitate elimination of, mucous in patients with chronic bronchopulmonary disease, pulmonary complication or cystic fibrosis. It is also indicated for use as an antidote to acetaminophen poisoning. The FDA approved Dey's initial ANDA for this product in 1985. Mucosil(Trademark) is manufactured for Dey by Bayer Corporation and is marketed in 4ml, 10ml and 30ml bottles in 10% and 20% concentrations and in 100ml bottles in 20% concentration only. IMS reported that the U.S. acetylcysteine solutions market was approximately $11.7 million in 1998.



     Metaproterenol sulfate sterile, unit dose inhalation solution. This product is a bronchodilator for use in bronchial asthma and for reversible bronchospasm which may occur in association with bronchitis and asthma. This product is similar to albuterol sulfate but has declined in use due to replacement by newer products. IMS reported that the U.S. market for metraproterenol sulfate inhalation solution was approximately $3.9 million in 1998.



     Other products. Dey's other products, which complement its respiratory product line, contributed approximately 0.9% to the Company's 1998 net sales, and include the following: the Astech(Registered) Peak Flow Meter, for which Dey acquired the exclusive rights to market in July 1997 and which is used by asthma patients to monitor lung function as part of an overall asthma management plan; the ACE(Registered) Holding Chamber, a device for use with MDIs, permitting better patient compliance when using pressurized MDI canisters for drug delivery; and the EasiVent(Trademark) Holding Chamber introduced by Dey in May 1998.





PRODUCTS IN DEVELOPMENT



     The Company's approach to product development has permitted it to grow rapidly while self-funding its research and development expenses through cash generated from operations. The Company now has in development a variety of products which require regulatory approval through different pathways, including: (i) generic products which do not require bioequivalency testing in connection with seeking approval from the FDA through the ANDA process;
(ii) generic products which do require bioequivalency testing in connection with seeking approval from the FDA through the ANDA process; (iii) products consisting of new dosages, new formulations or combinations of pharmaceutical ingredients currently marketed in the United States, which must be approved by the FDA through the NDA process but which may not require certain preclinical data because the effects of the active ingredients are well known and documented; and (iv) products which consist of new formulations and/or new chemical entities which have never before been marketed in the United States, which must be approved by the FDA through the NDA process.


     The Company is currently developing products in three dosage forms:


     Sterile, unit dose inhalation products. Utilizing its core aseptic, form-fill-seal technology, the Company has four sterile, unit dose inhalation products in various stages of development. One of these products is subject to the ANDA approval process. The remaining three products are subject to the NDA approval process. Two of these NDA submissions were filed with the FDA in 1998. The other NDA product in development utilizes patented formulations from LDS Technologies, Inc., licensed exclusively to Dey.



     Mechanical pump nasal sprays. The Company has five products in development using mechanical pump nasal spray technology. All five of these products are subject to the ANDA process and ANDAs for four of these products have been filed with the FDA. Additional products are under preliminary investigation.



     Dry powder inhalers ("DPIs"). The Company is developing a series of products using a proprietary dry powder inhaler delivery system being licensed from its affiliate, Lipha. The first two proposed products are scheduled to begin clinical trials in early 2000. All DPI products will be subject to the NDA approval process.



     Dey conducts its own formulation and product development work on new products and may also fund such work by others on its behalf. All animal and human studies are performed through other entities under contract with Dey. The Company's research and development costs have increased from approximately
$2 million in 1992 to approximately $17.3 million in 1998, including amounts paid to other entities for clinical and developmental contract research, outside services and testing, and consulting services. The Company's research and development costs paid to outside entities were $16.5 million, $16.5 million and $13.7 million in 1996, 1997 and 1998, respectively. The Company believes that the amount it spends on research and development will continue to grow significantly over the next several years, with planned research and development spending of approximately $18 million in 1999 and $28 million in 2000.

     The table below lists and describes material products Dey currently has in development and the status of each such product:


PRODUCT                     DOSAGE FORM            PRINCIPAL INDICATIONS     STATUS
------------------------    -------------------    ---------------------     ---------------------------------
AccuNeb(Trademark)          Sterile, unit dose     Pediatric Asthma          FDA "approvable letter" received
                            inhalation solutions                             March 1999

DuoNeb(Trademark)           Sterile, unit dose     COPD                      NDA filed
                            inhalation solution

Albuterol                   Sterile, unit dose     Asthma                    Formulation development

Dey-Dose(Registered)        inhalation solution

LDS Technologies, Inc.      Sterile, unit dose     Asthma and COPD           Pre-IND development

Product No.1                inhalation solution

Corticosteroid              Nasal spray            Rhinitis                  ANDA filed
suspension No.1

Nasal solution No.1         Nasal spray            Rhinitis                  ANDA filed

Nasal solution No.2         Nasal spray            Rhinitis                  ANDA filed

Nasal solution No.3         Nasal spray            Rhinitis                  ANDA filed

Corticosteroid              Nasal spray            Rhinitis                  Formulation development
suspension No.2

Albuterol sulfate           Dry powder inhaler     Asthma                    Clinical trials scheduled to
                                                                             begin early 2000

Corticosteroid No.1         Dry powder inhaler     Asthma                    Clinical trials scheduled to
                                                                             begin early 2000

Corticosteroid No.2         Dry powder inhaler     Asthma                    Formulation development

Combination                 Dry powder inhaler     Asthma and COPD           Formulation development

Curosurf(Registered)        Sterile vial           IRDS                      FDA "approvable letter" received
                                                                             September 1998


  Sterile, unit dose inhalation solution products


     Using its expertise in aseptic, form-fill-seal technology, Dey is developing novel and proprietary formulations of certain products. Pending completion of development and NDA approval from the FDA, these products will be marketed by Dey as branded products. Dey believes that the market for pharmaceuticals in sterile, unit dose inhalation products could increase if FDA proposals for such products to be sterile, as opposed to preserved, become law.



o AccuNeb(Trademark). These products are new dosages of albuterol sulfate solution for pediatric patients aged two and above indicated for the prevention and relief of bronchospasms in patients with asthma and acute attacks of bronchial spasm. Three clinical studies have been conducted with respect to these products, including a pivotal study in over 300 pediatric patients. Dey filed an NDA for these products with the FDA in 1998 and received an "approvable letter" from the FDA in March 1999. Receipt of an approvable letter represents a stage prior to actual approval of an NDA, where the basic clinical data submitted in support of the NDA has been reviewed and accepted by the FDA, but certain final matters with respect to the NDA remain to be resolved. The Company is providing requested additional information to the FDA in support of final approval.


o DuoNeb(Trademark). This product is a combination sterile, unit dose solution of albuterol sulfate and ipratropium bromide in premixed form. It is indicated for the prevention and relief of bronchospasm in patients with COPD who require more than one bronchodilator. Two clinical studies have been conducted in relation to this product, including a pivotal study in over 800 patients. Dey filed an NDA for this product with the FDA in 1998.

o Albuterol Dey-Dose(Registered). Dey is developing a new dosage of albuterol sulfate inhalation solution as an extension of the Company's existing albuterol sulfate product line. This product is a beta-adrenergic bronchodilator indicated for relief of bronchospasm in patients with asthma. It is classified as a quick-relief rescue medication. It works on the sympathetic pathway and stimulates adrenergic receptors, resulting in relaxation of bronchial smooth muscle. The product will be manufactured by a third party under the technical direction of Dey. Dey anticipates that it will file an ANDA for this product in 1999.



o New products using formulations from LDS Technologies, Inc. In 1997, Dey entered into exclusive license agreements with LDS Technologies, Inc. ("LDS"), the owner of certain patents for formulation technology for difficult-to-solubilize drugs. Dey is currently utilizing this technology to develop a number of sterile, unit dose inhalation solutions. The principal indications for these products will be the treatment of asthma and COPD. Under the terms of the license agreement, Dey has the worldwide rights to develop, manufacture and market any such products developed by Dey and also to sublicense third parties to manufacture and market such products outside the United States. Dey expects to file an Investigational New Drug Application ("IND Application") with the FDA for one such product by late 1999.


  Nasal spray products


     As part of its respiratory strategy, the Company has recognized and targeted a niche market for mechanical pump nasal spray products for the treatment of rhinitis in allergy patients. Although many existing nasal spray products on the market are not protected by patents, there are presently no competitive generic equivalents being marketed. Dey has the technology to manufacture nasal sprays in suspension and solution formulations and currently has several nasal spray products in development, including the following:


     o Corticosteroid suspension No. 1. This product contains a corticosteroid, which is an anti-inflammatory indicated for the treatment of seasonal, perennial and allergic rhinitis and is a generic version of a branded nasal spray currently on the U.S. market. Dey filed an ANDA, including bioequivalency studies, for this product with the FDA in 1996; however, the FDA has yet to produce guidelines on what requirements must be met to determine bioequivalency for corticosteroid nasal sprays for the treatment of rhinitis.


     o Nasal solution No. 1. This product is an anti-inflammatory indicated for the treatment of seasonal, perennial and allergic rhinitis and is a generic version of a currently marketed product. Dey filed an ANDA for this product with the FDA in 1996. As a solution, bioequivalency studies will not be required for Dey to obtain FDA approval for this product pursuant to its ANDA.



     o Nasal solution No. 2. This product is indicated to treat rhinitis and is a generic version of a currently marketed product. Dey filed an ANDA for this product with the FDA in early 1999. As a solution, bioequivalency studies will not be required for Dey to obtain FDA approval for this product pursuant to its ANDA.



     o Nasal solution No. 3. This product is indicated to treat rhinitis and is a generic version of a currently marketed product. Dey filed an ANDA for this product with the FDA in early 1999. As a solution, bioequivalency studies will not be required for Dey to obtain FDA approval for this product pursuant to its ANDA. This product is based on the same active ingredient as Nasal Solution No. 2; however, separate ANDAs have been submitted to the FDA for each product.


     o Corticosteroid suspension No. 2. This product contains a corticosteroid which is an anti-inflammatory agent indicated for the treatment of seasonal, perennial and allergic rhinitis and is a generic version of a currently marketed product. Dey is currently developing the formulation of this product in preparation for bioequivalency studies.




Dry powder inhaler products ("DPIs")


     Dey believes that MDIs that rely on CFC propellants will be phased out in the United States, and worldwide, because of the international agreements concerning the elimination of CFC propellants. Accordingly, the Company has elected not to develop drugs delivered by CFC propelled MDIs and instead has focused on the development of DPI technology, which the Company believes will capture a significant portion of the market for respiratory drugs administered by inhalation.


     In conjunction with Lipha, the Company is engaged in a development project for a DPI to deliver drugs to the bronchial tubes and lungs (the "Dey/Lipha DPI"). Lipha owns the patent rights on which the Dey/Lipha DPI is based; Lipha has granted Dey an exclusive license to use such patent rights in North America to develop and market respiratory and broncho-pulmonary prescription drugs for humans. Two U.S. patents have been registered and two additional patent applications have been filed in the United States relating to the Dey/Lipha DPI. Patent applications have also been filed in Canada. It is contemplated that additional patent applications may be filed.



     The Dey/Lipha DPI consists of a patented drug-carrier with multiple, pre-measured individual doses, hermetically sealed and protected from the environment. This device opens each individual dose compartment and delivers the dose through inspiratory force created by the patient (breath-actuated on demand). The Company expects the Dey/Lipha DPI to be compatible with a majority of current bronchodilators, corticosteroids and non-steroidal anti-inflammatories used in respiratory therapy. Dey believes that the Dey/Lipha DPI will have the following advantages over MDIs and other DPIs currently being marketed or that are under development:


     o Convenience of operation. The Dey/Lipha DPI is designed to deliver drugs to the bronchial tubes and lungs without the need for patient coordination between inhalation and activation of the drug delivery device. In contrast, MDIs require patient coordination to simultaneously activate the MDI and inhale.

     o Accurate and consistent dosing. The Dey/Lipha DPI is designed to deliver accurate and consistent drug doses over a wide range of inspiratory flow rates.


     o Dose-counting. The Dey/Lipha DPI has an integral dose-counting mechanism which displays the quantity of remaining doses in the unit and indicates to the patients when it is time to get their prescriptions refilled.


     o Disposability. The Dey/Lipha DPI is disposable, which eliminates the time and risk associated with maintenance, reloading and cleaning to avoid contamination and any build-up of medication.

     Dey plans to develop a number of drug products for use in the Dey/Lipha DPI that the Company intends to manufacture at its facility in Napa, California and market itself or with others. These new products under development include the following:


     o Albuterol sulfate. This is a product for relief of bronchoconstriction associated with asthma. The Company contemplates that numerous clinical studies for this product, including dose-ranging studies in adults and in children as well as safety and efficacy studies in adults and children, will be required for FDA approval of this product via the NDA process. Clinical studies are scheduled to begin in early 2000.



     o Corticosteroids (multiple products). As first-line therapy in asthma, these products would treat asthma with an anti-inflammatory agent delivered using the Dey/Lipha DPI. FDA guidelines will require a clinical study program over a 52-week period for each of these products. Dey expects clinical trials for the first such corticosteriod product to begin in early 2000.



     o Combination products. The Company believes combination therapy will play an important role in the future treatment of asthma, COPD and other respiratory diseases and has dedicated a portion of its development program to selected combination formulations. The Company has one such product in the formulation stage. However, because of the complexities associated with clinical studies of combination products, it is expected the filing of an NDA for a first product developed by Dey will not occur for at least several years.


  Other


     Curosurf(Registered). In 1994, Dey obtained an exclusive license to market Curosurf(Registered) in the United States and Canada from Chiesi Farmaceutici, S.p.A. ("Chiesi"), of Parma, Italy. Curosurf(Registered) is a porcine-derived lung surfactant and is the leading lung surfactant on the European market indicated for the prevention and cure of IRDS. Under the terms of the license agreement, Dey submitted an NDA for Curosurf(Registered) to the FDA in 1996.
On September 3, 1998, the FDA issued an "approvable letter" to Dey with respect to Curosurf(Registered). The Company and its licensor, Chiesi, are in the process of supplying requested information to the FDA in support of final approval of the product. Once approved by the FDA, Curosurf(Registered) will be manufactured for Dey by Chiesi at its facility in Italy.


MARKETING AND SALES


     The Company believes that its marketing and sales capabilities are among its core competencies. Product features are communicated through advertising and promotion and through its support of consumer advocacy groups. The Company believes that its marketing expertise and the personal relationships of its sales force in the respiratory marketplace are essential to the Company's business. By marketing a range of respiratory care products to its audience, Dey has established its identity as a specialty respiratory company.



     The Company's track record of successes has demonstrated that it can sell its products across a broad range of distribution channels. As of March 31, 1999, the Company employed 115 people in marketing and sales and expects these numbers to increase significantly in the next several years. It is anticipated that most of the planned growth in marketing and sales staff will come in the clinical specialty sales group, which the Company intends to expand significantly as new branded products are approved by the FDA. Substantially all of the Company's sales are in the United States.



     Dey's specialty sales organization is structured to optimize coverage of existing products at all levels of its target audience in the distribution and physician marketplace. The Company focuses its marketing efforts on three target markets: institutional/retail, national account/managed care and clinical sales. The Company believes it has developed a competitive advantage by focusing sales coverage at multiple levels in the U.S. distribution chain as well as targeting specialty prescribers such as allergists, pediatricians and pulmonologists. Following is a brief description of each of Dey's three selling groups:


  Institutional/Retail Sales Group


     As of March 31, 1999, Dey's institutional/retail sales group has 50 representatives selling its respiratory products to hospital, retail and long term care accounts through direct contact and telephone account sales. This group markets Dey's products to respiratory, pharmacy and emergency room departments of the hospital market and small regional buying groups in the retail market.


     There are approximately 5,400 hospitals in the United States, nearly all of which are regularly contacted by Dey's sales force. The Company believes that it has secured a strong position in the institutional market by sales to many of these hospitals and by having been awarded contracts with substantially all major hospital group purchasing organizations. Dey products purchased in accordance with such contracts are purchased either directly from Dey or from wholesalers. This position in turn materially assists the Company in its relationships with hospital pharmacists and respiratory therapists.




National Account/Managed Care Sales Group



     As of March 31, 1999, Dey has dedicated seven specialists to service its products directly to the larger managed care organizations and HMOs throughout the United States. The Company believes it is focusing on those accounts which represent the majority of the potential for its current products. In addition, this group is responsible for coverage of larger national chain pharmacies, home health care and wholesaler accounts such as Walgreens, CVS, McKesson, Rite-Aid and Apria.


     Dey has built strong name recognition through this distribution system because of its success with respiratory drugs and sodium chloride solutions. The Company believes that this strong name recognition will enhance Dey's ability to market its new products successfully in the future through the same network.

  Clinical Specialty Sales Group


     Dey's clinical specialty sales group, which as of March 31, 1999, consisted of 32 sales persons, was started in July 1997 when Dey acquired the rights to market the EpiPen(Registered), Astech(Registered) peak flow meter and ACE(Registered)/EasiVent(Trademark) holding chamber line of products. The clinical specialty sales group is trained to promote the EpiPen(Registered), Astech(Registered) peak flow meter and ACE(Registered)/EasiVent(Trademark) holding chamber line of products to a physician base that includes allergists, pulmonologists and pediatricians. The Company believes these relatively small groups of physicians write a significant portion of prescriptions for its current product line. The Company believes that marketing directly to physicians creates prescriptions for Dey's products throughout its distribution network.



     The clinical specialty sales group has an established reputation with allergists, and Dey believes it has built strong name recognition with its EpiPen(Registered) product line. The Company believes that this reputation, together with the expansion of this selling force in anticipation of future new product approvals, will enhance Dey's ability to market new products in the future. It is anticipated that this sales group will be the platform sales force for new products in development which are going through or will go through the NDA approval process. The Company anticipates that this sales group will be increased significantly over the next several years.


MANUFACTURING

     Manufacturing by Dey


     The Company's principal manufacturing facility is located in Napa, California, where in 1998 it manufactured approximately 76% (in dollar volume) of the products that it marketed. See "--Properties." The Napa facility is constructed on a 25 acre site owned by Dey and is registered with and licensed by various regulatory authorities and complies with current Good Manufacturing Practices ("cGMP") requirements prescribed by the FDA. The Napa facility includes highly automated state-of-the-art equipment for manufacturing of sterile pharmaceutical products, as well as associated laboratory testing equipment and systems. The Company operates its manufacturing facility 24 hours a day, 7 days a week. The Company recently completed a 68,800 square foot expansion of its manufacturing facilities in Napa. The Company anticipates that its current facility in Napa will satisfy its manufacturing capacity requirements for the next several years, although the Company does intend to continue to use qualified contract manufacturers for the production of certain products.



     Dey believes it is a high-quality, low-cost provider of sterile, unit dose inhalation solutions. The manufacture of high volumes of any sterile pharmaceutical product requires state-of-the-art facility, equipment and testing controls as well as expertise. Many of Dey's employees have extensive experience in a variety of pharmaceutical companies and manufacturing applications for sterile products. The Company believes that its Quality Control, Quality Assurance and Regulatory Affairs systems are among the best in the industry for the control and compliance of all operations with applicable compendia, regulatory guidelines and the laws governing prescription drug development, manufacture and marketing.


     Company-wide training and re-training programs are designed to ensure compliance with procedures and regulations with particular emphasis on cGMP, FDA guidelines, Occupational Safety and Health Act ("OSHA") and internal Company policies.

     Manufacturing by third parties


     The Company relies on third parties to manufacture some of its products, including its albuterol sulfate MDI aerosol and inhalation solution concentrate products, Dey-Pak(Registered) sodium chloride solutions, Mucosil(Trademark) acetylcysteine solutions and the EpiPen(Registered) product line. The Company's contracts with such third party manufacturers are typically short term contracts subject to renewal. All third party manufacturers currently used by the Company manufacture products in finished dosage form and must comply with cGMP. With respect to Dey's products in development, Albuterol Dey-Dose(Registered) will be manufactured by a third party under the technical direction of the Company and Curosurf(Registered) will be manufactured for the Company by its licensor, Chiesi.


     Supplies of raw materials for manufacturing

     The Company currently obtains certain raw materials for its manufacturing operations, such as albuterol sulfate, ipratropium bromide, cromolyn sodium and low density polyethylene resin, from single sources, each of which is an FDA-approved supplier. The Company does not currently have alternate FDA-approved sources for such raw materials. The Company actively manages inventory levels for such materials and is engaged in the evaluation of second source suppliers of selected materials.

GOVERNMENT REGULATION


     The FDA regulates the development, testing, formulation, manufacture, safety, efficacy, labeling, storage, record keeping, approval, marketing, advertising and promotion of the Company's products. Product development and approval within this regulatory framework take a number of years and involve the expenditure of substantial resources.



     To obtain NDA approval for a drug, the FDA requires each of the following steps and possibly others to be conducted: (i) preclinical testing (laboratory and possibly animal tests), (ii) the submission to the FDA of an IND Application, which must become effective before human clinical trials may commence, (iii) adequate and well-controlled human clinical trials to establish safety and efficacy, (iv) the submission to the FDA of an NDA and (v) FDA approval of the NDA prior to any commercial sale or shipment.



     Preclinical testing includes laboratory evaluation of product chemistry and animal studies, if appropriate, to assess the safety and stability of the product and its formulation. The results of the preclinical tests are submitted to the FDA as part of an IND Application and, unless the FDA objects, the IND Application becomes effective 30 days following its receipt by the FDA, and the product is then permitted to be tested in humans.



     Clinical trials involve the administration of the pharmaceutical product to healthy volunteers or to patients identified as having the condition for which the pharmaceutical agent is being tested. The pharmaceutical product is administered under the supervision of a qualified principal investigator. Clinical trials are conducted in accordance with Good Clinical Practice and protocols previously submitted to the FDA that detail the objectives of the study, the parameters used to monitor safety and the efficacy criteria evaluated. Each clinical study is conducted under the auspices of an independent Institutional Review Board ("IRB") at the institution at which the study is conducted. The IRB considers, among other things, the design of the study, ethical factors, the safety of the human subjects and the possible liability risk for the institution.


     Clinical trials for new products are typically conducted in three sequential phases that may overlap. In Phase I, the initial introduction of the pharmaceutical into healthy human volunteers, the emphasis is on testing for safety (adverse effects), dosage tolerance, metabolism, distribution, excretion and clinical pharmacology. Phase II involves studies in a limited patient population to determine the initial efficacy of the pharmaceutical for specific targeted indications, to determine dosage tolerance and optimal dosage and to identify possible adverse side effect and safety risks. Once a compound is found to be effective and to have an acceptable safety profile in Phase II evaluations, Phase III trials are undertaken to more fully evaluate clinical outcomes. The FDA reviews both the clinical plans and the results of the trials and may require the study to be discontinued at any time if there are significant safety issues.


     The results of the preclinical and clinical trials and all manufacturing, chemistry, quality control and test methods data are submitted to the FDA in the form of an NDA for marketing approval. FDA approval can take several years, or approval may be denied. The approval process can be affected by a number of factors, including the severity of the side effects and the risks and benefits demonstrated in clinical trials. Additional animal studies or clinical trials may be requested during the FDA review process and may delay marketing approval. After FDA approval for the initial indication, further clinical trials are necessary to gain approval for the use of the product for any additional indications. The FDA may also require post-marketing testing and surveillance to monitor for adverse effects, which can involve significant additional expense.


     ANDA approval is required for most drug products that are duplicates or generic versions of "original" drug products that have already been the subject of FDA review and approval. The applicant is generally required to demonstrate that its version is properly manufactured and labeled, is bioequivalent to the original product and is stable after manufacture. ANDA approvals typically take up to two years to obtain from the date of the initial application, although the time required varies greatly depending upon the particular drug product and dosage form involved. Furthermore, there can be no assurance that the FDA will approve a particular ANDA at all, or that the FDA will agree that an ANDA is a suitable vehicle through which to secure approval rather than an NDA, which requires the conduct of lengthy clinical trials prior to submission. Bioequivalence studies may be waived by the FDA for drug product solutions. After the active ingredient is dissolved in water, the rate of absorption or uptake of such active ingredient in the human body remains predictable, provided the strength and purity of the active ingredient are identical. Accordingly, in practice, the FDA waives bioequivalence testing of solutions of prescription drugs.


     The FDA may confer periods of marketing exclusivity for existing drugs in new dosage forms or having new indications for use if supported by acceptable clinical data generated by a sponsor of an NDA. Such exclusivity would apply for three years from the date of FDA approval and market launch. Also, the Orphan Drug Act provides for a market exclusivity period of five years after approval, provided select criteria are met qualifying a product for orphan drug status. Other than possible patent and trademark protection, none of Dey's current or future products are anticipated to gain any other type of marketing exclusivity, including orphan drug status. Similarly, none of Dey's current products are affected by marketing exclusivity granted for competing products. However, there can be no assurance that the development and introduction by the Company of future products will not be affected by marketing exclusivity granted to competitors' products.


     In the case of medical devices, often all that is required by the FDA to approve a medical device is that a notification submission be filed prior to marketing, demonstrating that the device is substantially equivalent to other products already on the market. In other cases, involving more complex medical devices of a type with which the Company is not currently involved, a premarket approval application for a particular medical device, demonstrating that it is both safe and effective for its intended uses, would have to be reviewed and approved by the FDA prior to marketing. Typically, products which do not require premarket approval take at least 60 days to receive FDA review and marketing clearance.

     In addition to obtaining FDA approval for each product, each domestic drug and device manufacturing facility must be registered with and approved by the FDA. Dey's manufacturing facilities are subject to biennial (or more frequent) inspections by the FDA and inspections by other jurisdictions and must comply with cGMP for both drugs and devices. To supply products for use in the United States, foreign manufacturing establishments must comply with cGMP, and other requirements, and are subject to periodic inspection by the FDA or by regulatory authorities in such countries under reciprocal agreements with the FDA. The Company has no foreign manufacturing facilities, but it does rely on foreign manufacturers for the supply of certain products.

     For both currently marketed and future products, failure to comply with applicable regulatory requirements after obtaining regulatory approval can, among other things, result in the suspension of regulatory approval, as well as possible civil and criminal sanctions. In addition, changes in regulations could have a material adverse effect on the Company. See "Risk Factors--Uncertainty of New Product Development and Approvals."

     In addition to regulations enforced by the FDA, the manufacturing and marketing of the Company's products are also subject to regulation under OSHA, the Environmental Protection Act and other federal, state and local regulations.

COMPETITION

     The pharmaceutical market is highly competitive, and the Company is required to compete with a number of substantially larger companies that have greater financial, sales, marketing, regulatory and scientific resources. The Company believes that the principal factors on which it competes are marketing ability, product development capability, product quality, product manufacturing, price and customer service. However, there can be no assurance that new product developments by others will not render the Company's products uncompetitive or obsolete. Certain hospitals, pharmacies and other groups seeking to control costs through the formation of purchasing cooperatives have entered or may enter into multi-year agreements with a single manufacturer. There can be no assurance that the Company can successfully bid to become such a single source manufacturer or can continue to offer its products at prices attractive to these important customers. In addition, competitors may be able to complete the regulatory processes for new products sooner than, and may begin to market their products in advance of, the Company. There can be no assurance that the Company will be able to develop successfully and introduce new products in order to maintain its competitive position. Third party payors, in order to reduce costs, also exert pressure on the pharmaceutical suppliers to lower prices. While Dey's existing products, which are principally generic drugs, and as such are priced as less expensive alternatives to the branded drugs with which they compete, may benefit from such policies, Dey's branded products will face increased competition for formulary preference and approval from third party payors. Pharmocoeconomic and patient benefits will be important in formulary acceptance of Dey's new branded products, and there can be no assurance that Dey's new products will be accepted by third party payors.

     In the U.S. inhalation solution product markets for the treatment of respiratory disease, the Company directly competes with several other companies which are currently engaged in developing, marketing and selling inhalation solution products. For example, in the U.S. albuterol sulfate solutions market, the Company's principal competitors are Glaxo Wellcome with its Ventolin(Registered) brand solutions and Schering-Plough with its Proventil(Registered) brand solutions and the generic versions thereof marketed by Schering-Plough's Warrick division; in the U.S. ipratropium bromide inhalation solution market, the Company's principal competitor is Boehringer Ingelheim with its Atrovent(Registered) brand solution and the generic version thereof marketed by Boehringer Ingelheim's Roxane division; in the U.S. cromolyn sodium inhalation solution market, the Company's principal competitor is Rhone-Poulenc Rorer with its Intal(Registered) brand solution and the generic version thereof marketed by Rhone-Poulenc Rorer's Arcola division; in the U.S. market for sterile sodium chloride solutions, the Company's principal competitor is Automatic Liquid Packaging, Inc.; in the U.S. market for acetylcysteine solutions, the Company's principal competitor is Bristol-Myers Squibb with its Mucomyst(Registered) brand solutions and the generic versions thereof marketed by Bristol-Myers Squibb's Apothecon division; and in the U.S. market for metaproterenol sulfate inhalation solutions, the Company's principal competitor is Boehringer Ingelheim with its Alupent(Registered) brand solutions and the generic versions thereof marketed by Boehringer Ingelheim's Roxane division.

     In the market for anaphylactic reaction products, the Company's principal competitor is Bayer. However, Bayer's competitive product is a pre-filled syringe containing epinephrine, while Dey's EpiPen(Registered) brand products are the only epinephrine autoinjectors currently on the U.S. market. The Company is aware of other companies that are developing epinephrine autoinjectors, which may be future competitors to Dey's products if they receive FDA approval.


     Dey is aware of other companies in the United States which are attempting to develop generic versions of mechanical pump nasal spray products. Currently there are no such generic products marketed for the treatment of rhinitis. Dey believes its products may be among the first such generic products approved for the U.S. market. The major branded products available in the United States include the following: Glaxo Wellcome's Beconase(Registered) AQ (beclomethasone); Schering-Plough's Vancenase(Registered) AQ 84 mcg (beclomethasone double-strength); Glaxo Wellcome's Flonase(Registered) (fluticasone); Rhone-Poulenc-Rorer's Nasacort(Registered) AQ (triamcinolone); Boehringer Ingelheim's Atrovent(Registered) (ipratropium) and Schering-Plough's Nasonex(Registered) (mometasone furoate monohydrate).



     The Company is aware of numerous companies worldwide currently involved in the development, marketing or sales of DPIs for the treatment of respiratory diseases. There are two types of DPIs currently in commercial use worldwide, individual dose DPIs and multiple dose DPIs. In the United States, individual dose DPIs currently marketed include the Spinhaler(Registered) (marketed by Rhone-Poulenc-Rorer). The Turbuhaler(Registered), a multiple dose DPI, is marketed in the United States and worldwide by Astra. Glaxo Wellcome also markets a multiple dose DPI in the United States, with individual sealed doses of drug. Dey anticipates that the Dey/Lipha DPI will be highly competitive with the DPIs on the market now as well as with those it is aware of in development.


LITIGATION


     On August 19, 1998 a complaint was filed with the Circuit Court of Cook County, Illinois, against Dey, Meridian and a third party. This is a wrongful death and survival action in connection with the death of an individual allegedly resulting from the use of an ineffective EpiPen(Registered) product in March 1998. On October 26, 1998, a complaint was filed in the Superior Court for the State of California at Los Angeles against Dey and certain other defendants, including Meridian, in connection with plaintiff's use of allegedly ineffective EpiPen(Registered) products. On April 16, 1999, a complaint was filed in the Court of Common Pleas for Franklin County, Ohio against Dey and certain other defendants, including Meridian, in connection with the plaintiff's use of allegedly nonconforming EpiPen products in April 1997 in relation to which plaintiff alleges severe, permanent injury. Although Dey is a named defendant in this last complaint, the events alleged in the complaint occurred before Dey acquired the license to distribute the product. The Company cannot determine at this time if it has any liability in respect to the above three matters and, if so, in what amount. Dey has referred these claims to its liability insurer for litigation. See "Risk Factors--Risk of Product Liability and Product Recalls."



     Apart from the above, Dey has received requests for reimbursement of medical expenses (and, in some cases, other costs) from a number of individuals relating to EpiPen(Registered) products. Dey has settled these EpiPen(Registered) claims for nominal amounts.



     The Company has not been served as a party to any other material litigation currently pending. The Company has been advised that an action has been filed against the Company and other pharmaceutical manufacturers and possibly other parties with respect to the reporting of pharmaceutical prices; the Company has been further informed that the action is under seal and that no defendants have been served. See "Risk Factors--Investigation of Reporting of Pharmaceutical Prices."


EMPLOYEES


     As of March 31, 1999, the Company employed 701 persons, of whom 22 were in research and development; 115 in sales and marketing; 460 in manufacturing; 38 in distribution; and 66 in general and administrative positions. The Company considers its employee relations to be good.


PROPERTIES


     The principal corporate office and manufacturing facilities of the Company are in Napa, California. These facilities currently comprise a total of approximately 336,700 square feet, including the recently completed addition of 68,800 square feet of manufacturing and laboratory space dedicated to products employing mechanical pump nasal sprays and the Dey/Lipha DPI. The facilities comprise approximately 103,600 square feet of office space, 141,400 square feet of manufacturing space, 16,300 square feet of laboratory space and 75,400 square feet of warehouse space. These facilities are owned by the Company. See "--Manufacturing."


     The Company has a distribution facility in Allen, Texas. This facility has 109,800 square feet of warehouse space and 14,200 square feet of office space. This facility is leased under an agreement expiring in 2003 with provisions for renewals.

INTELLECTUAL PROPERTY

     The Company does not hold patents or patent applications with respect to the products it currently manufactures, including its sterile, unit dose inhalation solution products.


     With respect to products in development, Dey has a license from Chiesi for Curosurf(Registered) (the "Chiesi License"), five licenses from LDS for certain patents for formulations held by LDS (the "LDS Licenses") and a license from Lipha for the Dey/Lipha DPI. Under the Chiesi License, Dey has an exclusive, non-transferable license to sell Curosurf(Registered) in the United States and Canada utilizing certain patents, trademarks and know-how of Chiesi. The Chiesi License continues in effect in each country for the greater of (i) the life of the patents in force in the respective country or (ii) ten years starting from the date of the first commercial sale of the product in such country, and is extendable for additional periods. Under the Chiesi License, the Company has agreed to purchase Curosurf(Registered) exclusively from Chiesi and has paid Chiesi an advance payment of $550,000 for such product. In addition, the Company will pay Chiesi aggregate royalties of 7.5% of net sales of Curosurf(Registered) by the Company during the term of the license and is responsible for the costs of development studies in humans and for obtaining FDA approval for Curosurf(Registered) which must be obtained before the product can be sold in the United States. Under the LDS Licenses, Dey has exclusive licenses to develop, make and sell worldwide difficult to solubilize products for respiratory diseases utilizing certain patents and technology of LDS. The LDS Licenses continue in effect, on a country by country basis, until the later of
(i) expiration of the last to expire of the patents covered by the licenses or
(ii) ten years after the first commercial sale of a product covered by such patent or intellectual property rights in a country following receipt of all required government approvals. Under each of the LDS Licenses, Dey will make up to $725,000 in milestone payments to LDS during development, will fund development in its entirety (including clinical studies) and will pay to LDS royalties of 3% of net sales by the Company of products covered by LDS patent rights and 2% of net sales of products covered by LDS technology. See "Business--Products in Development."

     As of September 1, 1998, the Company entered into a license agreement with Lipha pursuant to which Lipha granted the Company the exclusive right and license to develop, manufacture and sell in the United States, Canada and Mexico the Dey/Lipha DPI covered by Lipha's patent rights for the delivery of respiratory and/or bronco-pulmonary prescription drugs in humans. Pursuant to the license, the Company recognized an expense of $5.0 million in the third quarter of 1998 and, in addition, the Company is required to pay Lipha a royalty of 1% of the Company's cumulative net sales of the DPI up to $75.0 million, 2% from $75.0 million to $125.0 million and 3% in excess of $125.0 million. It is the Company's obligation to develop the Dey/Lipha DPI inhaler at its expense. Any improvements made by the Company to the Dey/Lipha DPI will belong to Lipha, but are included in the license to the Company under the license agreement. The license shall end as to each country on the date of the last to expire of the Lipha patent rights in such country. The first of Lipha's U.S. licensed patents to expire will expire in 2015.



     The Company does not rely on trademarks for the sale of its generic products. The branded products sold by Dey are sold under a variety of trademarks. While the Company believes that it has valid proprietary interests in all currently used trademarks, only Dey(Registered), Dey-Pak(Registered) and Dey-Dose(Registered) are registered with the United States government as trademarks in the name of the Company. However, Dey has filed applications with the United States government to register the trademarks EasiVent(Trademark), AccuNeb(Trademark) and DuoNeb(Trademark). Under an exclusive license granted to the Company by EM Industries, Inc., Dey has the worldwide right to market and sell the EpiPen(Registered) line of products until 2010 using the trademark EpiPen(Registered). The Company also uses the trademarks Astech(Registered) and ACE(Registered), and will use the trademark Curosurf(Registered), under license.


     The Company also relies upon trade secrets, unpatented proprietary know-how and continuing technological innovation to develop its competitive position. The Company enters into confidentiality agreements with certain of its employees pursuant to which such employees agree to assign to the Company any inventions relating to the Company's business made by them while in the Company's employ.


     See "Risk Factors--Uncertainty of Enforceability and Risk of Infringement of Patents and Trademarks."


COMPANY STRUCTURE

     Dey, Inc. has two subsidiaries that were formed in 1993. Dey Limited Partner, Inc. is a Delaware corporation and is wholly-owned by Dey, Inc. Dey, L.P. is a Delaware limited partnership in which Dey, Inc. is the general partner with a 1% partnership interest and Dey Limited Partner, Inc. is a limited partner with a 99% partnership interest. All of Dey's business is conducted, and all of Dey's assets are held, by Dey, L.P.

COMPANY HISTORY


     In 1977, Dey Laboratories, Inc. was incorporated as a California corporation and established a successful business manufacturing and marketing sterile, unit dose bronchodilators for inhalation and unit dose sodium chloride solutions packaged in plastic vials.


     In 1988, Dey Laboratories, Inc. was acquired by Lipha Pharmaceuticals, Inc., a Delaware corporation incorporated in 1987 and an indirect wholly owned subsidiary of Lipha. In 1988, Dey Laboratories, Inc. and Lipha Pharmaceuticals, Inc. were merged with the surviving entity being Lipha Pharmaceuticals, Inc., whose name was changed to Dey Laboratories, Inc. In 1991, E. Merck, a German partnership that now controls Merck KGaA (see "Principal Shareholders"), acquired a majority interest in Lipha and subsequently increased its interest (through Merck KGaA) to essentially all of the shares of Lipha. In June 1998, the name of Dey Laboratories, Inc. was changed to Dey, Inc.

     In 1998, Lipha transferred all of its shares in Lipha Americas to Merck-Lipha, a 99.53% owned subsidiary of Merck KGaA.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS


     The executive officers and directors of the Company, and their ages as of April 30, 1999, are as follows:



NAME                          AGE    POSITION
---------------------------   -----  ------------------------------------------------------------------
Charles A. Rice............    48    Director, President and Chief Executive Officer

Pamela R. Marrs............    44    Director, Executive Vice President and Chief Financial Officer

Robert F. Mozak............    58    Executive Vice President, Sales and Marketing

Gary L. Michaud............    50    Executive Vice President of Operations

Floyd Benjamin.............    56    Director

Bernhard Scheuble..........    45    Director

F. Ronald Stanton..........    52    Director

Jean-Noel Treilles.........    54    Director

Peter A. Wriede............    55    Director


     Charles A. Rice has been a director of the Company since January 1990 and has been President and Chief Executive Officer of Dey since August 1992. Prior to that, he served as Chief Operating Officer of Dey from 1991 to 1992, as Vice President of Operations from 1988 to 1991 and as Vice President of Quality Assurance from 1987 to 1988. Prior to joining Dey, Mr. Rice worked for Kendal-McGaw (formerly American-McGaw) in a variety of corporate and local quality assurance and quality control positions.

     Pamela R. Marrs has been a director of the Company since July 1998 and has been Executive Vice President and Chief Financial Officer since February 1997. Prior to that, she was Vice President of Finance and Chief Financial Officer from 1989 to 1997. Prior to joining Dey, Ms. Marrs worked for Ernst & Young as a Senior Manager.


     Robert F. Mozak has been Executive Vice President, Sales and Marketing since February 1997. Prior to that, he served as Vice President, Sales and Marketing of Dey from 1989 to 1996. Prior to joining Dey, from 1971 to 1989, Mr. Mozak worked for 3M Company and held various executive positions, including Director, Group Business Development (Healthcare Group), General Business Unit Director (Personal Care Products Division) and Director, Sales and Marketing (Personal Care Products Division).


     Gary L. Michaud has been Executive Vice President of Operations since July 1998. Prior to that, he was Vice President of Operations of Dey from 1993 to 1997, Director of Manufacturing from 1991 to 1993 and Director of Engineering from 1988 to 1991. Prior to joining Dey, Mr. Michaud worked for Baxter in a variety of engineering positions.


     Floyd Benjamin has been a director of Dey since April 1999. Since 1998, Mr. Benjamin has been the President and Chief Executive Officer of Akorn, Inc. Between 1996 and 1998 he served as Executive Vice President and President of Taylor Pharmaceuticals, a division of Akorn, Inc. Prior to that, he served between 1994 and 1996 as President and Chief Executive Officer of Pasadena Research Laboratories, Inc., which was later acquired by Akorn, Inc., and between 1992 and 1993 as President and Chief Executive Officer of Neocrin Company.

     Prof. Dr. Bernhard Scheuble has been a director of Dey since July 1998. Prof. Dr. Scheuble is President and Chief Executive Officer of the Pharmaceutical Division of Merck KGaA and a General Partner and Member of the Executive Board of Merck KGaA and E. Merck. Prior to that, he was Deputy Member of the Executive Board of Merck KGaA in 1997, Senior Vice President and Head of the Ethical Pharmaceutical Division from 1996 to 1997, Vice President, Pharma International Business from 1995 to 1996 and General Manager, Liquid Crystals Unit, from 1993 to 1994. Prof. Dr. Scheuble is a member of the Board of Directors of Pharmaceutical Resources, Inc., an affiliate of Merck KGaA.


     F. Ronald Stanton has been a director of Dey since April 1999. Since 1998, Mr. Stanton has served as Executive Vice President and Chief Commercial Officer of LipoMed, Inc. From 1996 to 1997, he was Managing Director of F.R. Stanton, LLC. Between 1988 and 1995, he held several positions with Glaxo, Inc., including Vice President and General Manager of the Health Management Division of

Glaxo Wellcome and Vice President and General Manager of the Allen & Hanburys Division of Glaxo, Inc.



     Jean-Noel Treilles has been a director of the Company since June 1991. Mr. Treilles has been Chairman, President and CEO of Merck-Lipha S.A. and of Lipha S.A. (formerly Laboratoires Albert Rolland), both French pharmaceutical companies, since 1993. He has been a Director of Lipha Americas since 1991 and Chairman and CEO of Lipha Americas since 1993.


     Dr. Peter A. Wriede has been a director of the Company since July 1998. He is presently President and CEO of EM Industries, Inc., an affiliate of Merck KGaA, as well as the Regional Manager, North America for Merck KGaA. From 1994 to 1998 Dr. Wriede held the position of Divisional Director and Vice President for Merck KGaA in charge of the worldwide pigments and cosmetics division and, from 1987 to 1994, he was Group Vice President in charge of the specialty chemicals division of EM Industries, Inc.




BOARD COMMITTEES


     The Board of Directors has two standing committees, a Compensation
Committee and an Audit Committee, each of which was formed in             .

     Audit Committee. The Audit Committee will meet with the Company's independent public accountants to discuss the scope and results of their examination of the books and records of the Company. It will also meet with the independent public accountants to discuss the adequacy of the Company's accounting and control systems. The Committee will review the audit schedule and consider any issues raised by any member of the Committee, the independent public accountants, the internal audit staff, the legal staff or management. Each year it will recommend to the full Board of Directors the name of an accounting firm to audit the financial statements of the Company. The Audit
Committee consists of Messrs.            (Chairman),            and            .


     Compensation Committee. The Compensation Committee will establish overall employee compensation policies and recommend major compensation programs to the Board. The committee will also administer the Company's incentive plan (see "Employee Plans") and will review and approve compensation of directors and corporate officers, including bonus compensation and stock option and other
stock awards. The Compensation Committee consists of Messrs.          and
       .


DIRECTOR COMPENSATION

     Outside directors will receive a meeting fee of $3,000 for each meeting of the Board attended and a meeting fee of $1,000 for each meeting attended as a member of a Board committee at a time other than at a regular Board meeting.

EXECUTIVE OFFICER COMPENSATION

                           SUMMARY COMPENSATION TABLE


     The following table sets forth the aggregate cash compensation paid to the Company's chief executive officer and all other executive officers of the Company who received annual salary and bonus from the Company during 1998 of at least $100,000 (the "Named Officers"):



                                                                                         LONG-TERM COMPENSATION AWARDS
                                                                                  --------------------------------------------
                                            ANNUAL COMPENSATION                   PAYOUTS
                              ------------------------------------------------    (PAYMENT OF
NAME AND                                                       OTHER ANNUAL       VESTED PRIOR                 ALL OTHER
PRINCIPAL POSITION            YEAR    SALARY($)    BONUS($)    COMPENSATION($)    AWARDS) ($)     AWARDS($)    COMPENSATION($)
---------------------------   ----    ---------    --------    ---------------    ------------    ---------    ---------------
Charles Rice
  President and CEO........   1998     265,000      219,719         12,000(1)           --            --             139

Robert Mozak
  Executive Vice President,
  Sales and Marketing......   1998     188,438      122,000         12,000(1)           --            --             246

Pamela Marrs
  Executive Vice President
  and CFO..................   1998     182,442      132,000         12,000(1)           --            --              53

Gary Michaud
  Executive Vice President
  of Operations............   1998     174,011      122,400         12,000(1)           --            --             143


------------------



(1) Represents car allowance.





EMPLOYEE PLANS



     Lipha Americas Employees' Retirement Plan. The Lipha Americas Employees' Retirement Plan (the "Retirement Plan") is a defined benefit plan maintained by Lipha Americas, Inc. for the benefit of eligible employees, including employees of the Company. A participant's normal retirement benefit is equal to 32% of the participant's average pay up to the participant's covered compensation level plus 45% of such pay above the participant's covered compensation level, provided the participant has completed 20 years of service upon reaching his or her normal retirement date. The Retirement Plan defines normal retirement date as the later of age 65 or 5 years of participation. A participant may receive an actuarially reduced benefit once he or she attains age 55 and has completed 10 years of service. If a participant retires after his or her normal retirement date, his or her benefit is computed under the Retirement Plan's pension formula based on the participant's covered compensation, average pay and service as determined on the participant's actual retirement date. The Retirement Plan provides that a participant is not vested prior to his or her completion of 3 years of service, at which time the benefit becomes 20% vested. The participant continues to vest at a rate of 20% per year, becoming fully vested after the seventh year of service. If a participant is discharged or resigns before qualifying for retirement or disability benefits, he or she will be entitled to a vested benefit equal to a percentage of his or her accrued pension benefit, payable as of the first day of the month following his or her normal retirement date, provided he or she has completed 3 full years of service. Benefits may also be payable upon the death of a participant who has earned a vested percentage of his or her accrued pension. Amounts contributed under the Retirement Plan are invested and distributed by the plan's trustee, currently State Street Bank and Trust Company. The normal form of distribution for a single participant under the Retirement Plan is a pension payable for life. In the event of the participant's death before he or she receives 120 monthly payments, the same income will be payable to the participant's beneficiary for the balance of the 120 month period. If the participant is married and has a spouse living when he or she retires, the participant's retirement income will automatically be adjusted and paid under the joint and 50% survivor option with the participant's spouse as the beneficiary, although a participant may also elect the joint and 100% survivor option. A participant may also elect to waive the payment of retirement income to his or her spouse under the joint and survivor options by naming a beneficiary other than his or her spouse or by electing one of the alternative optional forms of payment available under the Retirement Plan. The Company made a contribution to the Retirement Plan in 1998 in the amount of $769,000.



     Lipha Americas Savings and Investment Plan. The Lipha Americas Savings and Investment Plan (the "401(k) Plan") is a defined contribution plan maintained by Lipha Pharmaceuticals, Inc. for the benefit of its eligible employees and the employees of its affiliates, including the Company. Employees eligible to participate may elect to contribute, on a before-tax basis, an amount not to exceed 10% of their compensation, up to statutorily prescribed limits, to the 401(k) Plan as a savings contribution. The Company currently matches 50% of the pre-tax contributions made by a participant, up to 6% of the participant's compensation. The Company's contribution to the 401(k) Plan for the 1998 year was $545,000. A participant's interest in his or her pre-tax contributions, after-tax contributions and rollover contributions to the 401(k) Plan are 100% vested when contributed to the plan. A participant's interest in the Company's matching contributions generally vests at the rate of 25% per year commencing after the participant's completion of one year of service with the Company or with certain affiliates of the Company.



     1999 Equity Incentive Plan. The Company will adopt, effective as of the date of the Offering and subject to the approval of shareholders of the Company, the Dey, Inc. 1999 Equity Incentive Plan (the "Incentive Plan") for the benefit of eligible employees of the Company and its subsidiaries, affiliates and independent contractors providing services to the Company, its subsidiaries or affiliates. Employees (including officers and, if not members of the Compensation Committee appointed to administer the Incentive Plan, directors) of the Company and its subsidiaries, and affiliates and independent contractors will be selected to participate in the Incentive Plan by the Compensation Committee of the Board of Directors of the Company. Under the Incentive Plan, participants may be awarded stock options, stock appreciation rights, restricted shares, stock units, performance awards and stock purchase awards payable in cash or property.



     Subject to the terms of the Incentive Plan, the Compensation Committee has the sole discretion to administer the plan, including the discretion to make awards, and to determine the number of shares to be covered by an option, stock appreciation right, restricted shares award, stock unit award, performance award or stock purchase award, the exercise price with respect to options, the length of the restricted period with respect to restricted shares, the performance goals to be achieved with respect to performance awards and the form of payment thereof, vesting requirements and other terms and conditions of the awards. The Incentive Plan provides that the aggregate number of shares of the Company's Common Stock which will be available under the Incentive Plan for award to participants will be 900,000. The number of shares with respect to which awards may be granted to any participant during any calendar year under the Incentive
Plan may not exceed            shares. The maximum number of shares with respect
to which options may be granted to any participant during any calendar year
under the Incentive Plan may not exceed            shares. The maximum number of
shares available for stock appreciation rights which may be granted to a
participant during a calendar year under the Incentive Plan is            . In
the event of any corporate transaction (as defined in the Incentive Plan), unless the applicable award agreement provides otherwise, the Compensation Committee may, in its discretion, determine that any or all outstanding awards granted to participants under the Incentive Plan will vest or become exercisable on an accelerated basis, as applicable. In the event that Merck KGaA or an affiliate ceases to own, directly or indirectly, more than 50% of the Company's common stock, awards granted under the Incentive Plan will become fully vested or immediately exercisable, as applicable.



     The Compensation Committee is expected to grant, effective as of the date of the Offering and with an exercise price equal to the initial public offering
price, option awards under the Incentive Plan to            , with respect to
       shares, to            , with respect to        shares, and to
           , with respect to        shares each, for a total option award to
executives with respect to                   shares. In addition, the
Compensation Committee is expected to grant, effective as of the date of the Offering and with an exercise price equal to the initial public offering price,
option awards to managers with respect to approximately        shares.

                              CERTAIN TRANSACTIONS

FINANCIAL TRANSACTIONS WITH AFFILIATES


     On October 22, 1998, the Company advanced Lipha Americas $500,000, which advance bore interest at the applicable federal short-term rate provided by the Internal Revenue Code for loans between related taxpayers. This advance was repaid on December 30, 1998.


     On August 13, 1998, the Company and Merck KGaA entered into a revolving credit facility of up to $220 million over a three year period (the "Merck KGaA Credit Facility"). For this Facility, the Company paid Merck KGaA an establishment fee of $100,000 and will pay a commitment fee of 0.08% per annum on the undrawn balance. Amounts drawn on the Facility bear interest payable quarterly in arrears at an interest rate of LIBOR plus 1% and are repayable three years from the date of establishment of the Facility.


     On July 21, 1998, the Company declared a dividend of $225,000,000 to Lipha Americas, which was paid on August 14, 1998. The Company borrowed $200,000,000 under the Merck KGaA Credit Facility in order partially to fund the dividend. The Company intends to apply the proceeds of the Offering to pay indebtedness of the Company under the Merck KGaA Credit Facility. See "Use of Proceeds." Additional dividends paid to Lipha Americas during 1998 totaled $48,150,000.



     On June 23, 1998, the Company advanced Lipha Americas $1,200,000, which advance bore interest at the applicable federal short-term rate provided by the Internal Revenue Code for loans between related taxpayers. This advance was repaid on August 31, 1998.


     On December 17, 1997, the Company advanced Lipha Pharmaceuticals, Inc. (an affiliate of Lipha Americas) $750,000, which advance bore interest at the applicable federal rate. This advance was repaid on July 22, 1998.


     On May 22, 1997, the Company issued an unconditional guaranty of the performance of obligations of Allergy Free, L.P. (an affiliate of Lipha Americas) under a lease for 40,982 square feet of office and manufacturing space in Houston, Texas occupied by Allergy Free, L.P. The total rental obligation of Allergy Free, L.P. at the inception of the lease on June 10, 1997 was approximately $984,000. The lease expires on June 30, 2002.


     On July 2, 1996, the Company advanced Allergy Free, L.P. $7,000,000, which advance bore interest at 5.88%. The advance was repaid on March 27, 1998. From June 1997 through February 1998, the Company advanced working capital loans to Allergy Free, L.P. totaling $1,550,000, which loans bore interest at the applicable federal rate. These loans were repaid on March 27, 1998.


     On April 13, 1995, the Company advanced EM Industries, Inc. (an affiliate of Merck KGaA) $18,000,000, which advance bore interest at the applicable federal rate. EM Industries repaid $13,000,000 of the amount during 1996, leaving a balance of $5,000,000, which was repaid on September 24, 1998.



     On July 26, 1994, Lipha Americas, the Company's sole stockholder, loaned $22,000,000 to the Company. This loan is evidenced by a Note dated December 31, 1998 which is due and payable on December 31, 2003, and bears interest payable quarterly in arrears at the applicable federal rate.


OTHER AGREEMENTS WITH AFFILIATES


     Effective September 1, 1998, the Company entered into a license agreement with Lipha for the exclusive right and license to develop, manufacture and sell the Dey/Lipha DPI, under Lipha's patent rights, in North America. Pursuant to the license agreement, Dey recognized an expense of $5,000,000 in the third quarter of 1998 and undertook to pay Lipha a royalty of up to 3% on net sales until the expiration of Lipha's patent rights. See "Business--Products in Development" and "--Intellectual Property."



     The Company is currently, and after the Offering will be (so long as Lipha Americas beneficially owns at least 80% of the total voting power and value of the Company's outstanding Common Stock), included in Lipha Americas's consolidated group for federal income tax purposes. Effective for tax years beginning on or after January 1, 1998, the Company entered into a tax sharing agreement with Lipha Americas which, among other things, requires the Company to bear the federal, state, local and foreign income, franchise and similar taxes which would be payable, subject to certain adjustments, by the Company were it not affiliated with Lipha Americas. As the parent company of its consolidated group, Lipha Americas will have the exclusive authority to make most federal income tax elections and tax filings for, and deal with tax controversies concerning, all members of its consolidated group, including the Company. Moreover, each member of a consolidated group is jointly and severally liable to the Internal Revenue Service for the consolidated group's federal income tax liability (for any period such member was a member of such group).



     The Company pays certain management fees to Lipha. Such fees totaled $271,000 in 1996, $173,000 in 1997 and $221,000 in 1998. Effective September 1,
1998, the Company entered into Management Services Agreements with each of Lipha Americas, Allergy Free, L.P. and EM Pharma, Inc. pursuant to which the Company is to provide certain accounting and administrative services to such companies for a quarterly fee. Such fees totaled $253,000 in 1998. All such Management Services Agreements are terminable by the Company on thirty days' notice.



     Effective September 1, 1998, the Company transferred the assets and certain liabilities of its hypothyroid business to a newly formed entity, EM Pharma, Inc., for consideration equal to the book value thereof at August
31, 1998, which was approximately $28,000. Effective the same day, EM Pharma, Inc. was sold to Lipha Americas at book value consideration of $28,000.



     As of July 1, 1997, the Company licensed from EM Industries, Inc. all of EM Industries, Inc.'s rights to distribute worldwide the EpiPen(Registered) autoinjector, the Astech(Registered) Peak Flow Meter and the ACE(Registered) Holding Chamber. The Company's rights to distribute the EpiPen(Registered) autoinjector terminate on December 31, 2010. In consideration thereof, the Company has agreed to pay EM Industries a royalty at the rate of 16.5% on net sales of EpiPen(Registered), up to $15.75 million in 1997 and up to $31.5 million through 2010. The Company has also agreed to pay a royalty of 7% of net sales of the Astech(Registered) Peak Flow Meter. See "Business--Dey's Current Products" and "Business--Products in Development."


     On December 19, 1995, the Company entered an agreement with Genpharm Inc. and Alphapharm Parties Ltd. (affiliates of the Company) to co-develop a number of pharmaceutical products which were to be marketed in the United States by the Company. This agreement was terminated effective July 23, 1998.


     As of January 1, 1994, the Company entered an agreement with Lipha Pharmaceuticals, Inc. pursuant to which the Company adopted and joined the Retirement Plan maintained by Lipha Pharmaceuticals, Inc., with respect to its employees, as a contributing employer thereto, and agreed to contribute thereto on behalf of its employees as provided therein.



     The Company currently participates in two group insurance programs with other companies in the Merck KGaA group. The Company's properties are insured against certain risks of property damage and business interruption under such programs, for which the Company paid $279,000 in 1998. Risks of product liability are covered under an umbrella policy arranged by affiliated companies, for which the Company paid $516,000 in 1998. See "Risk Factors--Risk of Product Liability and Product Recalls."


                             PRINCIPAL STOCKHOLDERS

     Prior to the Offering, all 72,885,000 outstanding shares of Common Stock of the Company will be owned by Lipha Americas. After the Offering, Lipha Americas will continue to own such 72,885,000 shares of the Common Stock of the Company, or approximately 84% of the Common Stock outstanding (or approximately 82% of the Common Stock outstanding, if the Underwriters' over-allotment option is exercised in full).

     Lipha Americas is a wholly-owned subsidiary of Merck-Lipha which, in turn, is a 99.53%-owned subsidiary of Merck KGaA. Merck KGaA is a publicly traded German pharmaceuticals, laboratory supplies and chemicals company. Merck KGaA is controlled by E. Merck, a German partnership, which holds approximately 74% of the shares of Merck KGaA. The remaining 26% interest in Merck KGaA is held by public shareholders. E. Merck is a German offene Handelsgesellschaft, a general partnership, with eight offene Gesellschafter ("general partners") and approximately 100 stille Gesellschafter ("silent partners"). The general partners of E. Merck constitute seven of the eight members of the Executive Board of E. Merck. No general or silent partner of E. Merck holds 5% or more equity interest in E. Merck.

     The Company and Merck KGaA have agreed that the Company will not, and Merck KGaA will cause Lipha Americas not to, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge or otherwise dispose of or encumber and, in the case of Lipha Americas, otherwise create a put equivalent position in any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Common Stock) for a period of 180 days from the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc. See "Underwriting."

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

     Pursuant to the Company's Certificate of Incorporation, the Company's authorized capital stock consists of 140,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of preferred stock, par value $1.00 per share (the "Preferred Stock"), of which 72,885,000 shares of Common Stock and no shares of Preferred Stock were outstanding immediately prior to the Offering. Upon completion of the Offering, there will be 86,985,000 shares of Common Stock outstanding (89,100,000 shares if the Underwriters' over-allotment option is exercised in full). The Company's Certificate of Incorporation provides that the Company may not issue more than an aggregate of 90,000,000 shares of Common Stock (including, without limitation, any shares of Common Stock reserved and/or in respect of options, warrants or other rights or in respect of any securities convertible into or exchangeable for Common Stock) without first receiving the consent in writing of any person who, directly and/or through any direct or indirect over fifty percent-owned subsidiary, owns over fifty percent of the Company's outstanding Common Stock.

     The Certificate of Incorporation and By-laws contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company.

     The following summary of certain provisions of the Company's capital stock describes provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Certificate of Incorporation and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law.

COMMON STOCK

     Each holder of Common Stock is entitled to one vote for each share held on all matters on which holders of Common Stock are entitled to vote and, except as otherwise required by law and except for any voting rights applicable to any outstanding series of Preferred Stock, the holders of Common Stock possess all voting power held by stockholders of the Company. All holders of shares of Common Stock, subject to any preferences that may be applicable to any outstanding series of Preferred Stock, are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, holders of shares of Common Stock would be entitled to share ratably in the Company's assets remaining after the payment of liabilities and the satisfaction of any liquidation preference granted the holders of any outstanding shares of Preferred Stock. Holders of shares of Common Stock have no preemptive or other subscription rights. In addition, there are no cumulative voting rights with respect to the election of directors. The rights, preferences and privileges of the holders of shares of Common Stock are subject to, and may be adversely affected by, the rights of the holders of shares of any series of Preferred Stock which the Company may designate in the future.

PREFERRED STOCK

     The Board of Directors is authorized, subject to any limitations prescribed by law, without stockholder approval, from time to time to issue up to an aggregate of 10,000,000 shares of Preferred Stock in one or more series, each of such series to have such terms, rights and preferences, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as may be determined by the Board of Directors. Issuance of Preferred Stock, while providing desirable flexibility in connection with possible financing, acquisitions and other corporate purposes, could decrease the amount of earnings and assets available for distribution to holders of Common Stock (whether by way of dividend, liquidation or otherwise) or adversely effect the rights and powers, including voting rights, of holders of Common Stock. Issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from attempting to acquire, a majority of the outstanding voting stock of the Company and, as a result, the issuance of Preferred Stock could discourage bids for the Common Stock at a premium over the market price therefor. Additionally, the issuance of Preferred Stock may have the effect of decreasing the market price of the Common Stock. The Board of Directors has no present plans to issue any shares of Preferred Stock. The Board of Directors will make any determination to issue shares of Preferred Stock based on its judgment as to the best interests of the Company and its stockholders.

CERTAIN CHARTER, BY-LAW AND DELAWARE LAW PROVISIONS

     Certain provisions of the DGCL and the Company's Certificate of Incorporation and By-laws, summarized below, may be considered to have an anti-takeover effect and may delay, deter or prevent a tender offer, proxy contest or other transaction that some, or a majority, of the Company's stockholders might believe to be in their best interests or in which stockholders might receive a premium for their stock over the then current market price of such stock.

     Number of Directors; Staggered Board. The Certificate of Incorporation provides that there be between five and twelve directors, the exact number of directors to be determined from time to time by the Board of Directors. The Certificate of Incorporation and By-laws divide the Board of Directors into three classes, as nearly equal in number as possible, serving staggered terms. Approximately one-third of the Board will be elected each year. Any vacancy on the Board of Directors, including those created by an increase in the size of the Board, may be filled by the vote of a majority of the directors in office, even if less than a quorum. Any director elected to fill a vacancy will hold office for a term coincident with the term of the class to which he or she was elected which will not necessarily be the next annual stockholders' meeting. The provision of the Certificate of Incorporation providing for a staggered Board could prevent a party who acquires control of a majority of the outstanding voting stock from obtaining control of the Board of Directors until the fourth annual stockholders meeting following the date the acquiror obtains the controlling stock interest. This provision could have the effect of discouraging a potential acquiror from making a tender offer or otherwise attempting to obtain control of the Company and could increase the likelihood that incumbent directors will retain their positions.

     Special Stockholder Meetings. The Certificate of Incorporation and By-laws provide, subject to the rights of holders of any class or series of stock having a preference as to dividends or upon liquidation, that special meetings of stockholders may be called by the Board of Directors, the Chairman or the President. Thus, stockholders, in their capacity as such, are not entitled to call a special meeting of stockholders.

     Indemnification. The Certificate of Incorporation provides that the Company will indemnify, to the full extent authorized or permitted by the DGCL, any person made, or threatened to be made, a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, by reason of the fact that such person is or was a director or officer of the Company or by reason of the fact that such director or officer, at the request of the Company, is or was serving any other corporation, partnership, joint venture, trust or other enterprise as a director, officer, employee or agent.

     Limitation of Liability. The Certificate of Incorporation provides that no director of the Company will be personally liable to the Company or its stockholders for monetary damages for any breach of fiduciary duty by such a director, as a director, other than for: (i) any breach of the director's duty of loyalty to the Company or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorization of illegal dividends or (iv) any transaction from which such director derived an improper personal benefit.

     Delaware Anti-Takeover Law. The Company is subject to Section 203 of the DGCL which, subject to certain exceptions, prohibits a publicly held Delaware corporation from engaging in a broad range of "business combinations" with any "interested stockholder" (defined generally as a person owning 15% or more of a corporation's outstanding voting stock) for a period of three years from the date of the transaction in which the person became an interested stockholder, unless: (i) prior to such date, the Board of Directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by persons who are directors and also officers and by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the Board of Directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Company's Common Stock is American Stock Transfer & Trust Company. Its telephone number is (212) 936-5100.

                        SHARES ELIGIBLE FOR FUTURE SALE

     Upon completion of the Offering, the Company will have 86,985,000 shares of Common Stock outstanding. Of these shares, the 14,100,000 shares sold in the Offering (16,215,000 shares, if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company as that term is defined in Rule 144 under the Securities Act. Persons who may be deemed to be affiliates generally include individuals or entities that control, are controlled by, or are under common control with, the Company and may include directors and executive officers of the Company. Shares purchased by affiliates of the Company may generally be sold in compliance with the resale limitations of Rule 144.

     The 72,885,000 shares of Common Stock which continue to be held by Lipha Americas upon completion of the Offering, will be "restricted securities" within the meaning of Rule 144 and may not be sold in the absence of registration under the Securities Act or unless an exemption from registration is available, including the exemptions contained in Rule 144 under the Securities Act.

     In general, under Rule 144, persons such as Lipha Americas who hold restricted securities and who have beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of restricted securities that does not exceed the greater of 1% of the then outstanding shares of Common Stock or the average weekly trading volume on the NYSE during the four calendar weeks preceding such sale, provided that the seller files a Form 144 with respect to such sale, that certain public information concerning the Company is available and that the seller complies with certain requirements concerning the manner of sale. A person who is deemed to be an affiliate of the Company, including members of the Board of Directors and executive officers of the Company, would also need to comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, in order to sell shares of Common Stock that are not restricted securities, unless such sale is registered under the Securities Act.

     Prior to consummation of the Offering, there has been no public market for the Common Stock, and no prediction can be made as to the effect, if any, that future sales of shares of Common Stock, or the availability of such shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of such shares in the public market, or the perception that such sales may occur, could adversely affect the then-prevailing market prices for the Common Stock.

                                  UNDERWRITING

     The Underwriters named below, represented by Bear, Stearns & Co. Inc., Hambrecht & Quist LLC, J.P. Morgan Securities Inc. and Lehman Brothers Inc. (the "Representatives"), have severally agreed, subject to the terms and conditions set forth in the Underwriting Agreement (the "Underwriting Agreement") by and among the Company, Merck KGaA and the Underwriters, to purchase from the Company the aggregate number of shares of Common Stock indicated below opposite their respective names at the initial public offering price less the underwriting discount set forth on the cover page of this Prospectus.

                                                                                                         NUMBER
UNDERWRITER                                                                                            OF SHARES
----------------------------------------------------------------------------------------------------   ----------
Bear, Stearns & Co. Inc.............................................................................
Hambrecht & Quist LLC...............................................................................
J.P. Morgan Securities Inc..........................................................................
Lehman Brothers Inc.................................................................................
                                                                                                       ----------
     Total..........................................................................................   14,100,000
                                                                                                       ----------
                                                                                                       ----------

     The Underwriting Agreement provides that the obligations of the several Underwriters to purchase shares of Common Stock are subject to approval of certain legal matters by counsel and to certain other conditions precedent. If any of the shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares of Common Stock (other than shares of Common Stock covered by the over-allotment option described below) must be so purchased.

     The Representatives have advised the Company that the Underwriters propose initially to offer the Common Stock to the public on the terms set forth on the cover page of this Prospectus. The Underwriters may allow selected dealers a
concession of not more than $     per share, and the Underwriters may allow, and
such dealers may reallow, a concession of not more than $   per share to certain
other dealers. After the initial public offering, the offering price and other selling terms may be changed by the Representatives. The Common Stock is offered subject to receipt and acceptance by the Underwriters, and to certain other conditions, including the right to reject orders in whole or in part.

     The Company has granted an option to the Underwriters, exercisable during the 30-day period after the date of this Prospectus, to purchase up to a maximum of 2,115,000 additional shares of Common Stock to cover over-allotments, if any, at the same price per share as the initial 14,100,000 shares to be purchased by the Underwriters. To the extent that the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase such additional shares in approximately the same proportion as set forth in the above table. The Underwriters may purchase such shares only to cover over-allotments made in connection with the initial public offering.

     The Underwriting Agreement provides that the Company will indemnify the several Underwriters against certain liabilities, including civil liabilities under the Securities Act, or will contribute to payments the Underwriters may be required to make in respect thereof.

     The Representatives have advised the Company that the Underwriters do not expect to confirm sales to any accounts over which they exercise discretionary authority.

     The Company and Merck KGaA have agreed that the Company will not, and Merck KGaA will cause Lipha Americas not to, directly or indirectly, issue, sell, offer or agree to sell, grant any option for the sale of, pledge or otherwise dispose of or encumber and, in the case of Lipha Americas, otherwise create a put equivalent position in any shares of Common Stock (or any securities convertible into or exercisable or exchangeable for shares of Common Stock) for a period of 180 days from the date of this Prospectus without the prior written consent of Bear, Stearns & Co. Inc.

     Prior to the Offering, there has been no public market for the Common Stock of the Company. Consequently, the initial public offering price for the Common Stock will be negotiated between the Company and the Representatives. Among the factors to be considered in determining the initial public offering price of the Common Stock will be prevailing market and economic conditions, market valuations of other companies engaged in activities similar to the Company, estimates of the business potential and prospects of the Company, the present state of the Company's business operations, the Company's management and other factors deemed relevant.

     In order to facilitate the Offering, the Underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after the Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, the Underwriters may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in the Offering are reclaimed if shares of Common Stock previously distributed in the Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the NYSE or otherwise and, if commenced, may be discontinued at any time.

                                 LEGAL MATTERS

     The validity of the Common Stock offered hereby will be passed upon for the Company by Coudert Brothers, New York, New York. Certain legal matters relating to the offering will be passed upon for the Underwriters by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

                                    EXPERTS


     The consolidated financial statements and schedule of Dey, Inc. and subsidiaries as of December 31, 1997 and 1998, and for each of the years in the three-year period ended December 31, 1998, have been included herein and in the Registration Statement in reliance upon the reports of KPMG LLP, independent certified public accountants, appearing elsewhere herein and in the Registration Statement, and upon the authority of said firm as experts in accounting and auditing.


                             ADDITIONAL INFORMATION

     The Company has filed with the Commission a Registration Statement (File No. 333-59857) under the Securities Act, with respect to the Common Stock offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information set forth in the Registration Statement and the exhibits and schedules filed therewith. For further information with respect to the Company and the Common Stock offered hereby, reference is hereby made to the Registration Statement and to the exhibits and schedules filed therewith. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. The Registration Statement, including the exhibits and schedules thereto, may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the regional offices of the Commission located at Seven World Trade Center, Suite 1300, New York, New York 10048, and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Section at such addresses. Also, the Commission maintains a World Wide Web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission.

     As a result of the Offering, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the Commission. The Company intends to furnish holders of the Common Stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm. The Company also intends to furnish such other reports from time to time as it may determine or as may be required by law.

                                   DEY, INC.
                       CONSOLIDATED FINANCIAL STATEMENTS
                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                                                              PAGE
                                                                                                              ----

Independent Auditors' Report...............................................................................    F-2

Consolidated Balance Sheets................................................................................    F-3

Consolidated Statements of Income..........................................................................    F-4

Consolidated Statements of Stockholder's Equity (Deficit)..................................................    F-5

Consolidated Statements of Cash Flows......................................................................    F-6

Notes to Consolidated Financial Statements.................................................................    F-7

                          INDEPENDENT AUDITORS' REPORT


Board of Directors
Dey, Inc.:

We have audited the accompanying consolidated balance sheets of Dey, Inc. and subsidiaries as of December 31, 1997 and 1998, and the related consolidated statements of income, stockholder's equity (deficit) and cash flows for each of the years in the three-year period ended December 31, 1998. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Dey, Inc. and subsidiaries as of December 31, 1997 and 1998, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 1998, in conformity with generally accepted accounting principles.


                                    KPMG LLP



San Francisco, California
January 15, 1999,
except as to Note 11,
which is as of April 28, 1999.

                                   DEY, INC.
                          CONSOLIDATED BALANCE SHEETS
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                DECEMBER 31,        MARCH 31, 1999
                                                                            --------------------    --------------
                                                                              1997        1998      (UNAUDITED)
                                                                            --------    --------
                                 ASSETS
Current assets:
  Cash and cash equivalents..............................................   $ 18,615    $  4,385       $ 12,155
  Accounts receivable, less allowance for doubtful accounts of $983,
     $1,276 and $1,426 at 1997, 1998 and 1999, respectively..............     17,901       9,299         27,831
  Inventories............................................................     21,445      19,103         16,894
  Prepaids and other current assets......................................        701       1,185          1,273
  Related party notes receivable and advances............................     14,000          --             --
  Related party receivables..............................................        402       1,831          1,363
  Deferred income taxes..................................................      7,318      16,218         14,345
                                                                            --------    --------       --------
     Total current assets................................................     80,382      52,021         73,861
Property, plant and equipment, net.......................................     57,441      73,937         76,481
Goodwill, net............................................................     51,678      49,960         49,531
                                                                            --------    --------       --------
     Total assets........................................................   $189,501    $175,918       $199,873
                                                                            --------    --------       --------
                                                                            --------    --------       --------

             LIABILITIES AND STOCKHOLDER'S EQUITY (DEFICIT)

Current liabilities:
  Accounts payable.......................................................   $    834    $  3,699       $  3,179
  Accrued liabilities....................................................     17,633      16,465         17,527
  Accrued Medicaid rebate................................................      3,759       3,378          3,491
  Accrued liabilities to related parties.................................      3,703       3,592          1,565
  Income taxes payable...................................................     15,166       9,925         19,427
  Deferred profit........................................................        547       5,916          4,670
                                                                            --------    --------       --------
     Total current liabilities...........................................     41,642      42,975         49,859

Deferred income taxes....................................................      1,871       2,205          2,195
Long-term debt to related parties........................................     22,000     222,000        222,000
                                                                            --------    --------       --------
     Total liabilities...................................................     65,513     267,180        274,054
                                                                            --------    --------       --------
Commitments and contingencies

Stockholder's equity (deficit):
  Preferred stock, $1 par value; 10,000,000 shares authorized; none
     issued and outstanding for 1997, 1998 and 1999, respectively........         --          --             --
  Common stock, $0.01 par value; 140,000,000 shares authorized;
     72,885,000 issued and outstanding for 1997, 1998 and 1999,
     respectively........................................................        729         729            729
  Additional paid-in capital.............................................     57,094      57,094         57,094
  Retained earnings (accumulated deficit)................................     66,165    (149,085)      (132,004)
                                                                            --------    --------       --------
     Total stockholder's equity (deficit)................................    123,988     (91,262)       (74,181)
                                                                            --------    --------       --------
     Total liabilities and stockholder's equity..........................   $189,501    $175,918       $199,873
                                                                            --------    --------       --------
                                                                            --------    --------       --------


          See accompanying notes to consolidated financial statements.

                                   DEY, INC.
                       CONSOLIDATED STATEMENTS OF INCOME
               (IN THOUSANDS, EXCEPT SHARE AND PER SHARE AMOUNTS)


                                                                                          THREE MONTHS ENDED
                                                    YEARS ENDED DECEMBER 31,                  MARCH 31,
                                              ------------------------------------      ----------------------
                                                1996          1997          1998          1998          1999
                                              --------      --------      --------      --------      --------
                                                                                             (UNAUDITED)
Net sales................................     $166,461      $219,810      $266,210      $ 71,112      $ 69,414
Cost of sales:
  Related parties........................          431         2,887         5,256           917         1,192
  Other..................................       63,824        74,317        96,504        24,714        23,873
                                              --------      --------      --------      --------      --------
                                                64,255        77,204       101,760        25,631        25,065
                                              --------      --------      --------      --------      --------
     Gross profit........................      102,206       142,606       164,450        45,481        44,349
Selling, marketing and distribution:
  Related parties........................          304           499           551           113           129
  Other..................................       13,728        21,199        28,220         6,748         6,251
                                              --------      --------      --------      --------      --------
                                                14,032        21,698        28,771         6,861         6,380
General and administrative expenses:
  Related parties........................          355           409           645            88           135
  Other..................................        9,218        10,898        21,727         2,952         3,913
                                              --------      --------      --------      --------      --------
                                                 9,573        11,307        22,372         3,040         4,048
Research and development:
  Related parties........................        1,766         4,051         5,064            --            11
  Other..................................       17,500        16,005        12,261         2,484         4,021
                                              --------      --------      --------      --------      --------
                                                19,266        20,056        17,325         2,484         4,032
                                              --------      --------      --------      --------      --------
     Total operating expenses............       42,871        53,061        68,468        12,385        14,460
                                              --------      --------      --------      --------      --------
     Income from operations..............       59,335        89,545        95,982        33,096        29,889
Interest expense to related parties......       (1,237)       (1,267)       (6,193)         (299)       (3,333)
Interest income from related parties.....          940           754           361           196             2
Service fees from related parties........           --            --           253            --           190
Other interest income....................          578         1,403         1,562           414            74
Other income, net, from related parties..           --            --           106             4           (98)
Other income, net........................        1,164           747           539            63           389
                                              --------      --------      --------      --------      --------
     Income before taxes.................       60,780        91,182        92,610        33,474        27,113
Income taxes.............................      (24,999)      (37,160)      (34,710)      (13,561)      (10,032)
                                              --------      --------      --------      --------      --------
     Net income..........................     $ 35,781      $ 54,022      $ 57,900      $ 19,913      $ 17,081
                                              --------      --------      --------      --------      --------
                                              --------      --------      --------      --------      --------
Earnings per share (basic and diluted)...     $   0.49      $   0.74      $   0.79      $   0.27      $   0.23
                                              --------      --------      --------      --------      --------
                                              --------      --------      --------      --------      --------
Weighted average common shares
  outstanding (basic and diluted)........     72,885,000    72,885,000    72,885,000    72,885,000    72,885,000


          See accompanying notes to consolidated financial statements.

                                   DEY, INC.
           CONSOLIDATED STATEMENTS OF STOCKHOLDER'S EQUITY (DEFICIT)
                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)



                                                                                          RETAINED         TOTAL
                                                         COMMON STOCK       ADDITIONAL    EARNINGS      STOCKHOLDER'S
                                                      -------------------    PAID-IN     (ACCUMULATED     EQUITY
                                                        SHARES     AMOUNT    CAPITAL      DEFICIT)       (DEFICIT)
                                                      ----------   ------   ----------   ------------   -------------
Balance as of December 31, 1995....................   72,885,000    $729     $ 57,094     $   40,227      $  98,050
  Net income.......................................           --      --           --         35,781         35,781
  Dividends paid to related parties
     (0.53 per share)..............................           --      --           --        (38,865)       (38,865)
                                                      ----------    ----     --------     ----------      ---------
Balance as of December 31, 1996....................   72,885,000     729       57,094         37,143         94,966
  Net income.......................................           --      --           --         54,022         54,022
  Dividends paid to related parties
     (0.34 per share)..............................           --      --           --        (25,000)       (25,000)
                                                      ----------    ----     --------     ----------      ---------
Balance as of December 31, 1997....................   72,885,000     729       57,094         66,165        123,988
  Net income.......................................           --      --           --         57,900         57,900
  Dividends paid to related parties
     (3.75 per share)..............................           --      --           --       (273,150)      (273,150)
                                                      ----------    ----     --------     ----------      ---------
Balance as of December 31, 1998....................   72,885,000     729       57,094       (149,085)       (91,262)
  Net income (unaudited)...........................           --      --           --         17,081         17,081
                                                      ----------    ----     --------     ----------      ---------
Balance as of March 31, 1999 (unaudited)...........   72,885,000    $729     $ 57,094     $ (132,004)     $ (74,181)
                                                      ----------    ----     --------     ----------      ---------
                                                      ----------    ----     --------     ----------      ---------


          See accompanying notes to consolidated financial statements.

                                   DEY, INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                                                             THREE MONTHS ENDED
                                                             YEARS ENDED DECEMBER 31,            MARCH 31,
                                                         --------------------------------    ------------------
                                                           1996        1997        1998          1998
                                                         --------    --------    --------    ------------------
                                                                                                (UNAUDITED)
Cash flows from operating activities:
  Net income..........................................   $ 35,781    $ 54,022    $ 57,900         $ 19,913
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization..................      6,512       8,111       9,232            2,099
       Provision for doubtful accounts................        635         300         300               75
       Loss on sale of property, plant and
          equipment...................................         25           6          39                4
       Deferred income taxes..........................       (436)     (2,127)     (8,566)              --
  Changes in operating assets and liabilities:
     Accounts receivable..............................      4,223      (8,704)      8,303           (5,731)
     Inventories......................................     (2,862)    (10,765)      2,342            5,916
     Prepaids and other current assets................         51         357        (484)            (480)
     Accounts payable.................................        174        (493)      2,865            1,084
     Accrued liabilities and deferred profit..........      5,136       8,344       3,820           (6,029)
     Related party receivables........................      2,561        (375)     (1,429)             (27)
     Accrued liabilities to related parties...........     (3,645)      1,721        (111)          (1,583)
     Income taxes payable.............................      3,126       5,584      (5,242)          13,255
                                                         --------    --------    --------         --------
          Net cash provided by operating activities...     51,281      55,981      68,969           28,496
                                                         --------    --------    --------         --------
Cash flows from investing activities:
  Proceeds from related party notes receivable and
     advances.........................................     14,525       1,000      16,450            8,550
  Issuances of related party notes receivable and
     advances.........................................     (8,525)     (3,000)     (2,450)            (750)
  Purchase of property, plant and equipment...........    (18,013)    (16,095)    (24,216)          (2,827)
  Other...............................................         23           1         167                5
                                                         --------    --------    --------         --------
          Net cash (used in) provided by investing
            activities................................    (11,990)    (18,094)    (10,049)           4,978
                                                         --------    --------    --------         --------
Cash flows from financing activities:
  Dividends paid to related party.....................    (38,865)    (25,000)   (273,150)         (13,900)

  Proceeds from related party notes payable...........         --          --     200,000               --
                                                         --------    --------    --------         --------

          Net cash used in financing activities.......    (38,865)    (25,000)    (73,150)         (13,900)
                                                         --------    --------    --------         --------
Net increase (decrease) in cash and cash
  equivalents.........................................        426      12,887     (14,230)          19,574
Cash and cash equivalents at beginning of the
  period..............................................      5,302       5,728      18,615           18,615
                                                         --------    --------    --------         --------
Cash and cash equivalents at end of the period........   $  5,728    $ 18,615    $  4,385         $ 38,189
                                                         --------    --------    --------         --------
                                                         --------    --------    --------         --------
Supplemental cash flow disclosures:
  Cash paid during the period for:
     Interest paid to related parties.................   $  1,237    $  1,267    $  5,880         $     --
                                                         --------    --------    --------         --------
                                                         --------    --------    --------         --------
     Income taxes.....................................   $ 22,721    $ 34,490    $ 49,709         $    555
                                                         --------    --------    --------         --------
                                                         --------    --------    --------         --------


                                                               1999
                                                        ------------------
Cash flows from operating activities:
  Net income..........................................       $ 17,081
  Adjustments to reconcile net income to net cash
     provided by operating activities:
       Depreciation and amortization..................          2,512
       Provision for doubtful accounts................            150
       Loss on sale of property, plant and
          equipment...................................              1
       Deferred income taxes..........................          1,863
  Changes in operating assets and liabilities:
     Accounts receivable..............................        (18,683)
     Inventories......................................          2,209
     Prepaids and other current assets................            (88)
     Accounts payable.................................           (520)
     Accrued liabilities and deferred profit..........            (70)
     Related party receivables........................            468
     Accrued liabilities to related parties...........         (2,027)
     Income taxes payable.............................          9,502
                                                             --------
          Net cash provided by operating activities...         12,398
                                                             --------
Cash flows from investing activities:
  Proceeds from related party notes receivable and
     advances.........................................             --
  Issuances of related party notes receivable and
     advances.........................................             --
  Purchase of property, plant and equipment...........         (4,628)
  Other...............................................             --
                                                             --------
          Net cash (used in) provided by investing
            activities................................         (4,628)
                                                             --------
Cash flows from financing activities:
  Dividends paid to related party.....................             --

  Proceeds from related party notes payable...........             --

          Net cash used in financing activities.......             --
                                                             --------
Net increase (decrease) in cash and cash
  equivalents.........................................          7,770
Cash and cash equivalents at beginning of the
  period..............................................          4,385
                                                             --------
Cash and cash equivalents at end of the period........       $ 12,155
                                                             --------
                                                             --------
Supplemental cash flow disclosures:
  Cash paid during the period for:
     Interest paid to related parties.................       $  3,379
                                                             --------
                                                             --------
     Income taxes.....................................       $     13
                                                             --------
                                                             --------


See accompanying notes to consolidated financial statements.

                                   DEY, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


   (INFORMATION CONTAINED IN NOTE 12 AND AS OF AND FOR THE THREE MONTHS ENDED
                     MARCH 31, 1998 AND 1999 IS UNAUDITED)


1. BUSINESS AND COMPANY STRUCTURE

     Dey Inc. (the Company) is a specialty pharmaceutical company incorporated in Delaware focused on the development, manufacturing and marketing of prescription drug products for the treatment of respiratory diseases (such as chronic obstructive pulmonary disease ("COPD") and asthma) and respiratory-related allergies (such as anaphylaxis and rhinitis). Dey is particularly strong in the development and high-volume manufacture of sterile, unit dose inhalation solution products. Dey distributes its products throughout the United States from two locations: its manufacturing and distribution facility in Napa, California and its distribution center in Allen, Texas.

     Dey is pursuing new product development through a combination of its own research and development, sponsored research and development and the acquisition or in-licensing of products developed by others.

     Dey has its own comprehensive U.S. marketing and distribution network, which markets Dey's products to large institutional purchasers, wholesalers, group purchasing organizations, chain pharmacies, health maintenance organizations ("HMOs") and home health care organizations, as well as directly to physicians, including allergists, pulmonologists and pediatricians.

     Dey, Inc. is a wholly owned subsidiary of Lipha Americas, Inc. (Lipha Americas), which is a wholly owned subsidiary of Merck-Lipha S.A., a French corporation. Merck-Lipha S.A. is a 99.53% owned subsidiary of Merck KGaA (Merck
KGaA) of Germany.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  (a) Basis of Presentation

     The Company was acquired by Lipha Pharmaceuticals, Inc. in 1988. Ownership of the Company was transferred to Lipha Americas in 1990. The accompanying consolidated financial statements reflect the "push-down" of Lipha Pharmaceuticals, Inc.'s cost to acquire the Company in 1988.

  (b) Principles of Consolidation

     The accompanying consolidated financial statements include the accounts of Dey, Inc., its wholly owned subsidiary Dey Limited Partner, Inc., and a partnership, Dey, L.P. Dey, Inc. has a 1% general partnership interest, and Dey Limited Partner, Inc., has a 99% limited partnership interest, in Dey, L.P. All significant intercompany balances and transactions have been eliminated in consolidation.


     Effective September 1, 1998, the Company transferred the assets and certain liabilities of its hypothyroid business at book value to a newly formed entity, EM Pharma, Inc. Effective the same day, EM Pharma, Inc. was sold to Lipha Americas at book value for consideration of $28,000. The hypothyroid business, which began operations in June 1997, generated sales of $0.2 million and $0.6 million, and net losses of $1.6 million and $2.0 million, in 1997 and the eight months ended August 31, 1998, respectively.


  (c) Cash and Cash Equivalents

     The Company considers all highly liquid investments with original maturities of three months or less when purchased to be cash equivalents. Cash equivalents consist primarily of commercial paper and are held to maturity.

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)
  (d) Inventories

     Inventories are recorded at the lower of cost or market using the first-in, first-out method. Costs include material, labor, and applicable factory overhead. Provision for potentially obsolete or slow moving inventory is made based upon management's analysis of inventory levels and forecasted sales.

  (e) Property, Plant and Equipment

     Property, plant and equipment are recorded at cost and are depreciated using the straight-line method over the respective estimated useful lives of the assets. Leasehold improvements are amortized over the shorter of the respective lease terms or the respective estimated useful lives of the assets.

  (f) Long-Lived Assets

     The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to future net undiscounted cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment loss to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

  (g) Goodwill

     The Company was acquired in January 1988. Goodwill represents the excess of the purchase price over the fair value of the identifiable assets and liabilities of the Company at the date of acquisition. Goodwill is being amortized over 40 years using the straight-line method. Accumulated amortization of goodwill was $14,507,000 and $16,225,000 at December 31, 1997 and 1998,
respectively.

  (h) Fair Value of Instruments


     In management's opinion, financial assets and liabilities have carrying values which approximate fair values due to their short-term nature and variable interest rates. All long-term debt outstanding is due to affiliated companies and is not traded on any public market. The Company pays interest on the long-term debt based on market rates. The carrying value of the long-term debt approximates management's best estimate of its fair value.



  (i)




Segments of an Enterprise and Concentrations of Market, Credit and Suppliers
  Risk



     In June 1997, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 131, Disclosures About Segments of an Enterprise and Related Information, which is effective for fiscal years beginning after December 15, 1997. SFAS No. 131 establishes revised standards for the reporting of financial and descriptive information about operating segments in financial statements. The Company adopted this statement effective January 1, 1998. The chief decision maker of the Company makes decisions and reviews operating results on a combined basis for all product lines and no other discrete financial information is available. Accordingly, the Company has determined that it operates only in one segment. The required enterprise-wide disclosures have been provided below. The Company has very minimal sales outside of the United States and thus geographic disclosures are not required.



     The Company has four product lines that accounted for 53%, 28%, 0% and 0% of net sales in 1996, 38%, 14%, 23% and 9% of net sales in 1997, 31%, 10%, 34%
and 12% of net sales in 1998, and 28%, 8%, 42% and 10% of net sales in the three months ended March 31, 1999, respectively.

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)

     The Company sells its products to a diverse group of pharmaceutical distributors and retailers across broad geographic areas. Accounts receivable from customers are uncollateralized. One customer accounted for 13% of net sales in 1996. The Company's top three customers accounted for 12%, 12% and 11% of net sales in 1997 and 16%, 14% and 11% of net sales in 1998, respectively. The Company's top two customers accounted for 15% and 15% of net sales in the three months ended March 31, 1999. The Company's top three customers accounted for an aggregate of 32% and 19% of accounts receivable as of December 31, 1997 and 1998.


     Certain of the raw materials used in the manufacture of the Company's products are subject to FDA approval. The Company currently purchases some of these raw materials from single-source FDA-approved suppliers. Any additional sources for these materials must be approved by the FDA before the materials can be used by the Company.

     Concentration of credit risk principally consists of cash and cash equivalents and accounts receivable. The Company performs ongoing credit evaluations of its customers and maintains allowances for potential uncollectible accounts to help mitigate these risks.


  (j) Uncertainty of Enforceability and Risk of Infringement of Patents and Trademarks



     The Company's currently manufactured products are not protected by patents. The Company anticipates that some of its products under development, as well as some of the products it develops in the future, will rely on patent protection; however, with the exception of certain products under development by the Company pursuant to licenses from third parties, no patents have yet been issued for the products the Company currently has under development.





(k) Income Taxes


     The Company is included in the consolidated federal income tax return of Lipha Americas. Income taxes in the Company's consolidated financial statements have been determined on a separate-return basis.


     The Company accounts for income taxes in accordance with SFAS No. 109, Accounting for Income Taxes. Under SFAS No. 109, deferred income taxes are recognized for tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date based on enacted tax laws and statutory tax rates expected to apply in the periods in which the differences are expected to affect taxable income.





(l) Use of Estimates


     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.




(m) Revenue Recognition



     The Company recognizes sales upon shipment of products to its customers. Allowances for estimated discounts, chargebacks, customer rebates, and returns are recognized in the same period as the related sales. Accounts receivable are presented net of such allowances, which totaled $15,059,000, $17,196,000 and $15,576,000 at December 31, 1997 and 1998 and March 31, 1999, respectively. Accruals for estimated Medicaid rebates, which represent payments due to states based on distribution of the Company's products to beneficiaries of the various state Medicaid programs, also are recognized in the same period as the related sales.

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES--(CONTINUED)



(n) Earnings Per Share



     The Company computes and discloses its earnings per share in accordance with SFAS No. 128, Earnings Per Share, which requires the presentation of basic and diluted earnings per share. Basic earnings per share is calculated using the weighted average number of common shares outstanding during the period. Diluted earnings per share is calculated using the weighted average number of common shares and dilutive potential common shares outstanding during the period. The Company does not have any dilutive potential common shares outstanding during the periods presented.





(o) Comprehensive Income


     The Company adopted SFAS No. 130, Reporting Comprehensive Income, which establishes standards for reporting and display of comprehensive income and its components. During the periods presented the Company did not have any other comprehensive income or loss items.




(p) Advertising Costs


     All costs associated with advertising and promoting products are expensed in the period incurred.




(q) Unaudited Interim Consolidated Financial Information



     The unaudited interim consolidated financial information as of March 31, 1999 and for the three months ended March 31, 1998 and 1999 has been prepared on the same basis as the audited consolidated financial statements and complies with the requirements of Regulation S-X. In the opinion of management, such unaudited information includes all adjustments (consisting only of normal recurring adjustments) necessary for a fair presentation of this interim information. Operating results for the three months ended March 31, 1999 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 1999.





(r) Reclassifications



     Certain reclassifications have been made to prior year amounts to conform to current period presentation.


3. INVENTORIES

     Inventories consisted of the following (in thousands):


                                                                            DECEMBER 31,
                                                                         ------------------    MARCH 31,
                                                                          1997       1998        1999
                                                                         -------    -------    ---------
Raw materials.........................................................   $ 4,219    $ 3,542     $ 2,807
Work in process.......................................................     2,290      1,516       1,684
Finished goods........................................................    14,936     14,045      12,403
                                                                         -------    -------     -------
                                                                         $21,445    $19,103     $16,894
                                                                         -------    -------     -------
                                                                         -------    -------     -------

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

4. PROPERTY, PLANT AND EQUIPMENT, NET

     Property, plant and equipment, net consisted of the following (in thousands):

                                                                                          DECEMBER 31,
                                                                     USEFUL LIVES     --------------------
                                                                      IN YEARS          1997        1998
                                                                     -------------    --------    --------
Land..............................................................       --           $  3,309    $  3,309
Equipment and machinery...........................................     3 to 7           48,511      59,861
Buildings and improvements........................................    10 to 30          18,805      24,181
Equipment deposits and construction in progress...................       --             14,308      20,919
                                                                                      --------    --------
                                                                                        84,933     108,270
Less accumulated depreciation.....................................                     (27,492)    (34,333)
                                                                                      --------    --------
                                                                                      $ 57,441    $ 73,937
                                                                                      --------    --------
                                                                                      --------    --------

5. RELATED PARTY TRANSACTIONS


     Related party notes receivable and advances of $14,000,000, $0 and $0 at December 31, 1997, 1998 and March 31, 1999, respectively, represent amounts due from affiliated companies. Related party receivables of $402,000, $1,831,000 and $1,363,000 at December 31, 1997, 1998, and March 31, 1999, respectively, represent amounts due from affiliated companies for accrued interest on the aforementioned notes receivable and costs incurred on behalf of other affiliates. The amounts are due on demand.



     All related party notes receivable and advances bear interest at the monthly applicable federal rate, which was 5.54% and 4.24% for the months ended December 31, 1997 and 1998, respectively.



     The long-term related party debt of $22,000,000 at December 31, 1997, 1998, and March 31, 1999, respectively, represents a note payable to an affiliated company, which was originally due on July 31, 1999, and bore interest at the quarterly applicable federal rate, which was 5.56% and 4.26% for the years ended December 31, 1997 and 1998, respectively. On December 31, 1998, this note was canceled and replaced by a new note of $22,000,000 payable to the same affiliated company, with the same terms and due on December 31, 2003.



     On August 13, 1998, the Company and Merck KGaA entered into an agreement where Merck KGaA provided the Company with a revolving credit facility of up to $220,000,000. For this facility, the Company paid Merck KGaA an establishment fee of $100,000 and will pay a commitment fee of 0.08% per annum on the undrawn balance. Amounts drawn on the facility bear interest payable quarterly in arrears at LIBOR plus 1% and are repayable three years from the date of establishment of the facility. On August 14, 1998, the Company borrowed $200,000,000 under this facility to partially fund a $225,000,000 dividend to Lipha Americas. At December 31, 1998 and March 31, 1999, $200,000,000 was outstanding under this facility.



     The Company's cost of sales includes licensing fees due to an affiliate. Effective July 1, 1997, the Company agreed to pay licensing fees on a licensed product of 16.5% of up to $15.75 million of net sales for 1997 and up to $31.50 million of net sales for 1998 through 2010, respectively. In the event the Company does not achieve certain minimum net sales or gross margins on the licensed product, both parties agree to negotiate in good faith to determine a new royalty percentage which should be applicable. Minimum net sales and gross margins were achieved in 1997 and 1998. Total licensing fees relating to this agreement were $0, $2,600,000, $5,200,000 and $1,200,000 for the years ended
December 31, 1996, 1997, 1998 and the three months ended March 31, 1999, respectively.



     The Company's operating expenses include charges from affiliates for expenses incurred on behalf of the Company. These expenses were $2,425,000, $4,959,000, $6,260,000 and $275,000 for the years ended December 31, 1996, 1997 and 1998, and the three months ended March 31, 1999, respectively. Approximately $1,800,000 and $4,100,000 of those expenses in 1996 and 1997, respectively, related to clinical trial services

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

5. RELATED PARTY TRANSACTIONS--(CONTINUED)

performed in exchange for certain marketing rights in the United States of any approved products developed pursuant to an agreement which the Company entered into with Genpharm, Inc. and Alphapharm Parties Limited (the Genpharm Agreement), affiliated companies, in 1995. This Agreement was terminated effective July 23, 1998.



     Effective September 1, 1998, the Company entered into a license agreement with Lipha S.A. (Lipha) to obtain the exclusive right and license to develop, manufacture and sell the Dey/Lipha dry powder inhaler, under Lipha's patent rights, in North America. The Company recognized an expense of $5,000,000 in the third quarter of 1998 pursuant to this agreement and will pay Lipha a royalty of up to 3% on net sales until the expiration of Lipha's patent rights. No royalty amounts were paid in 1998 or in the three months ended March 31, 1999 as there were no sales of licensed products.



     The Company pays certain management fees to Lipha. Such fees totaled $271,000, $173,000 and $221,000 in 1996, 1997 and 1998, respectively.



     The Company currently participates in two group insurance programs with other companies in the Merck KGaA group. The Company's properties are insured against certain risks of property damage and business interruption under such programs, for which the Company paid $0, $242,000 and $279,000 in 1996, 1997 and 1998, respectively. Risks of product liability are covered under an umbrella policy arranged by affiliated companies, for which the Company paid $304,000, $446,000 and $516,000 in 1996, 1997 and 1998, respectively.



     The accrued liabilities to related parties of $3,703,000 at December 31, 1997 primarily related to the aforementioned clinical trial expenses. The accrued liabilities to related parties of $3,592,000 and $1,565,000 at December 31, 1998 and March 31, 1999, respectively, primarily relates to licensing fees and amounts related to income taxes due to affiliates.


6. INCOME TAXES

     Income tax expense (benefit) for the years ended December 31 consisted of (in thousands):

                                       1996                              1997                              1998
                          ------------------------------    ------------------------------    ------------------------------
                          CURRENT    DEFERRED     TOTAL     CURRENT    DEFERRED     TOTAL     CURRENT    DEFERRED     TOTAL
                          -------    --------    -------    -------    --------    -------    -------    --------    -------
Federal................   $20,466     $ (208)    $20,258    $32,020    $(1,907)    $30,113    $39,961    $(7,739)    $32,222
State..................    4,969        (228)      4,741     7,267        (220)      7,047     3,315        (827)      2,488
                          -------     ------     -------    -------    --------    -------    -------    --------    -------
                          $25,435     $ (436)    $24,999    $39,287    $(2,127)    $37,160    $43,276    $(8,566)    $34,710
                          -------     ------     -------    -------    --------    -------    -------    --------    -------
                          -------     ------     -------    -------    --------    -------    -------    --------    -------

     The total income tax expense differed from the amount computed by applying the federal statutory income tax rate of 35% to income before taxes as a result of the following (in thousands):

                                                                            YEARS ENDED DECEMBER 31,
                                                                          -----------------------------
                                                                           1996       1997       1998
                                                                          -------    -------    -------
Computed tax expense at federal statutory rate of 35%..................   $21,273    $31,914    $32,413
State taxes............................................................     3,081      4,581      1,617
Amortization of goodwill and other permanent differences...............       645        665        680
                                                                          -------    -------    -------
                                                                          $24,999    $37,160    $34,710
                                                                          -------    -------    -------
                                                                          -------    -------    -------

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

6. INCOME TAXES--(CONTINUED)
     The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (in thousands):

                                                                                         DECEMBER 31,
                                                                                      ------------------
                                                                                       1997       1998
                                                                                      -------    -------
Current deferred tax assets:
  Accounts receivable, principally due to allowance for
     doubtful accounts and chargebacks.............................................   $ 4,380    $ 7,520
  Inventories, principally due to reserves and additional costs
     capitalized for tax purposes..................................................       172        827
  State taxes......................................................................        --      1,160
  Other accrued liabilities........................................................     2,766      6,711
                                                                                      -------    -------
     Total gross deferred tax assets...............................................     7,318     16,218
                                                                                      -------    -------
Non-current deferred tax liabilities:
  Difference between book and tax depreciation.....................................    (1,871)    (2,205)
                                                                                      -------    -------
     Total gross deferred tax liabilities..........................................    (1,871)    (2,205)
                                                                                      -------    -------
     Net deferred tax asset........................................................   $ 5,447    $14,013
                                                                                      -------    -------
                                                                                      -------    -------

7. LEASES

     As part of its operations, the Company currently leases one facility and several vehicles under noncancellable operating leases.


     Aggregate rent expense was $196,000, $320,000 and $917,000 for the years ended December 31, 1996, 1997 and 1998, respectively.


     The future minimum payments for operating leases with an initial term in excess of one year, for the years ending December 31 are as follows:

                                                                MINIMUM
                                                                RENTALS
                                                               ----------
1999........................................................   $1,125,000
2000........................................................      855,000
2001........................................................      708,000
2002........................................................      685,000
2003........................................................      740,000
Thereafter..................................................    1,023,000
                                                               ----------
                                                               $5,136,000
                                                               ----------
                                                               ----------

8. EMPLOYEE BENEFIT PLANS

     The Lipha Americas Employees' Retirement Plan is a defined benefit pension plan for the benefit of eligible employees of Lipha Americas and its affiliates, including the Company, who meet age and service requirements. Benefits are generally based on average salary and years of service. Lipha Americas funds its pension plans in accordance with federal laws and regulations. Plan assets are invested primarily in cash and cash equivalents, government securities, stocks and bonds.

     The Company recognizes as net pension expense, its allocated total contributions for the period. With respect to this plan, the Company funded and recorded expenses of $410,000, $549,000 and $769,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

8. EMPLOYEE BENEFIT PLANS--(CONTINUED)
     In addition, the Company sponsors a contributory 401(k) savings and investment plan in which employees meeting the minimum service requirements are eligible to participate. Participants may contribute up to 10% of their base pay annually. Through September 1997, the Company contributed an amount of 33 1/3% of the participants' contribution up to 6% of the participants' base annual pay. Effective October 1, 1997, the Company contribution increased to 50% of the participants' contribution up to 6% of the participants' base annual pay. The Company's contributions to the plan were $156,000, $300,000 and $545,000 for the years ended December 31, 1996, 1997 and 1998, respectively.

9. COMMITMENTS AND CONTINGENCIES


     In December 1996, the Company entered into a ten year agreement with a pharmaceutical company whereby the Company was granted exclusive selling, marketing, and distribution rights for a product in the United States, excluding Puerto Rico and the Virgin Islands (the Territory). Under the terms of the agreement, the Company is required to make payments of forty percent (40%) of the contribution margin resulting from sales of a product within the Territory subject to a minimum payment schedule. For purposes of this contract, contribution margin is defined as sales less cost of sales, marketing, selling, distribution, clinical testing and administrative expenses. Pursuant to the agreement, the Company made an initial payment of $500,000 in 1996 and made a minimum payment of $500,000 in 1997. The rights and obligations of this contract were assigned to EM Pharma, Inc. on September 1, 1998 and were transferred with the sale of EM Pharma, Inc. to Lipha Americas. The Company accrued $667,000 for 1998 minimum payments during 1998 prior to the transfer of EM Pharma, Inc.


     On May 22, 1997 the Company issued an unconditional guaranty of the performance of obligations of Allergy Free L.P., an affiliated company, under a lease of office and manufacturing space in Houston, Texas occupied by Allergy Free, L.P. The total rental obligation of Allergy Free, L.P. under such lease was approximately $984,000 at the inception of the lease on June 10, 1997. The lease expires on June 30, 2002. The remaining obligation was approximately $688,000 at December 31, 1998.

     Commitments for the expansion of the Company's facilities in Napa, California and purchases of capital equipment over the next year are approximately $6,800,000 as of December 31, 1998.


     A number of pharmaceutical companies, including the Company in October 1997, received federal subpoenas from the Office of Inspector General, U.S. Department of Health and Human Services in connection with an ongoing investigation of the reporting by such companies of the "wholesale acquisition cost" of their products. The Company has complied with the subpoena. Nine states use such data to determine the level at which they reimburse pharmacies for pharmaceuticals dispensed under Medicaid programs. The Company understands that the government is also investigating the reporting of "average wholesale price" data which is used to determine the level at which most other states reimburse pharmacies for pharmaceuticals dispensed under Medicaid programs. The Company understands that the purpose of these government investigations is to determine whether prices reported by manufacturers, including the Company, were too high. The Company understands that reporting of data with respect to albuterol products is one of the specific areas being investigated by the government, that it is one of several pharmaceutical companies manufacturing albuterol which are being investigated, and that manufacturers of other products besides albuterol are also the subject of the investigation. The Company has been informed that a qui tam (or "whistle blower") action has been filed and is under seal in a federal court which may contain allegations relating to the subject matter of this investigation against a number of pharmaceutical companies, including the Company. The Company believes that this action may, in fact, have been the stimulus for the government investigations. The Company does not know at this point what further action the government will take in this matter, but the Company expects that, even if the government elects not to pursue the action, the private plaintiffs who filed the action will nevertheless pursue it. If such action is pursued either by the government or the private plaintiffs and results in a judgment against the Company based on the allegations of the government as the Company understands them, such action could result in changed business practices for the Company and/or a substantial monetary award (including possibly treble damages) the amount of which cannot currently be reasonably determined, which would have a material adverse effect on the Company's business, financial condition or results of operations.

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)

9. COMMITMENTS AND CONTINGENCIES--(CONTINUED)


     In the past two years the Company has assisted Meridian Medical Technologies, Inc. ("Meridian"), the owner and manufacturer of the line of epinephrine autoinjector products marketed by the Company, in two separate product recall actions. In October 1997, Meridian and the Company agreed to voluntarily withdraw from the market all batches of EpiEZPen(Registered) and EpiEZPen(Registered) Jr. These products, activated by depressing a button on the autoinjector, were found to have a defect which resulted in premature discharge of the solution contents. In May 1998, Meridian and the Company agreed to voluntarily recall certain production batches of EpiPen(Registered) and EpiPen(Registered) Jr. pressure-activated autoinjectors due to a potential for subpotency in a small percentage of units distributed. Meridian has since modified its manufacturing processes for EpiPen(Registered) products and replaced sufficient quantities of the recalled units during 1998 to meet Dey's customers' demands. In both of these recalls, Meridian is required to compensate the Company for costs associated with recalled products, including administrative costs and liabilities to third parties for claims arising from the manufacture by Meridian of the recalled products, but not for lost profits. The Company has received a number of recalled product liability claims allegedly arising out of defective EpiPen(Registered) products. In order to compensate for the time lag between sales of recalled products and returns of recalled products, the Company deferred the gross profit of the estimated replacement sales and is recognizing the deferred profit as returns of recalled products are received. As of December 31, 1997 and 1998, deferred gross profit was $547,000 and $5,916,000, respectively.



     The Company is a defendant in certain other legal matters which are normal for the industry in which the Company operates. Management believes that these matters, both individually and in the aggregate, will not have a material adverse impact on the Company's financial position or results of operations.



     Dey has a license from Chiesi for Curosurf(Registered) (the "Chiesi License"), and five (5) licenses from LDS Technologies, Inc. (LDS) for certain patents for formulations held by LDS (the "LDS Licenses"). Under the Chiesi License, the Company has agreed to purchase Curosurf(Registered) exclusively from Chiesi and has paid Chiesi an advance payment of $550,000 for such product. In addition, the Company will pay Chiesi aggregate royalties of 7.5% of net sales of Curosurf(Registered) by the Company during the term of the license and is responsible for the costs of development studies and for obtaining FDA approval for Curosurf(Registered). Under each of the LDS Licenses, Dey will make up to $725,000 in milestone payments to LDS during various stages of development, will fund substantially all development and clinical work and will pay to LDS royalties of 3% of net sales by the Company of products covered by LDS patent rights and 2% of net sales of products covered by LDS technology effected. No approved products under the above licenses have been developed through the year ended December 31, 1998. The above licenses continue in effect in the respective countries for the greater of the patent life or ten (10) years starting from the date of the first commercial sale of the licensed product.



10. INITIAL PUBLIC OFFERING



     On July 23, 1998, the Company's Board of Directors authorized the filing of a registration statement with the Securities and Exchange Commission to register for sale shares of common stock in a proposed initial firm commitment underwritten public offering (the "Offering") of approximately 18% of the total outstanding shares of the Company's common stock.



11. RESTATED CERTIFICATE OF INCORPORATION AND STOCK SPLIT



     On April 28, 1999, the Company filed a Restated Certificate of Incorporation, pursuant to which the Company is authorized to issue up to 140,000,000 shares of Common Stock, par value $.01 per share, and 10,000,000 shares of Preferred Stock, par value $1.00 per share and effected a 72,885 for 1 split of the Common

                                   DEY, INC.
            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)


11. RESTATED CERTIFICATE OF INCORPORATION AND STOCK SPLIT--(CONTINUED)


Stock. All common share and per share amounts in the accompanying consolidated financial statements have been retroactively adjusted to reflect the aforementioned amendments and stock split.



12. SUBSEQUENT EVENT (UNAUDITED)



     1999 Equity Incentive Plan. The Company will adopt, effective as of the date of the Offering and subject to the approval of shareholders of the Company, the Dey, Inc. 1999 Equity Incentive Plan (the "Incentive Plan") for the benefit of eligible employees of the Company and its subsidiaries and affiliates and independent contractors providing services to the Company, its subsidiaries or affiliates. Employees (including officers and, if not members of the Compensation Committee appointed to administer the Incentive Plan, directors) of the Company and its subsidiaries, affiliates and independent contractors will be selected to participate in the Incentive Plan by the Compensation Committee of the Board of Directors of the Company. Under the Incentive Plan, participants may be awarded stock options, stock appreciation rights, restricted shares, stock units, performance awards and stock purchase awards payable in cash or property.



     The Incentive Plan provides that the aggregate number of shares of the Company's Common Stock which will be available under the Incentive Plan for award to participants will be 900,000. In the event of any corporate transaction (as defined in the Incentive Plan), unless the applicable award agreement provides otherwise, the Compensation Committee may, in its discretion, determine that any or all outstanding awards granted to participants under the Incentive Plan will vest or become exercisable on an accelerated basis, as applicable.



     The Compensation Committee is expected to grant, effective as of the date of the Offering and with an exercise price equal to the initial public offering
price, option awards under the Incentive Plan to                , with respect
to        shares, to        , with respect to        shares and to           ,
with respect to           shares each, for a total option award to executives
with respect to           shares. In addition, the Compensation Committee is
expected to grant, effective as of the date of the Offering and with an exercise price equal to the initial public offering price, option awards to managers with
respect to approximately        shares.

      [PHOTOGRAPHS--Aerial views of Dey's facilities in Napa, California]

---------------------------------------------------------
                       ---------------------------------------------------------
---------------------------------------------------------
                       ---------------------------------------------------------

     NO DEALER, SALESPERSON OR OTHER INDIVIDUAL HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFERING. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE COMMON STOCK IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS


                                                     PAGE
                                                     ----
Prospectus Summary.................................     4
Risk Factors.......................................     7
Special Note Regarding Forward-Looking
 Statements........................................    16
Use of Proceeds....................................    17
Dividend Policy....................................    17
Capitalization.....................................    18
Dilution...........................................    19
Selected Consolidated Financial Data...............    20
Management's Discussion and Analysis of
 Financial Condition and Results of
 Operations........................................    21
Business...........................................    27
Management.........................................    44
Certain Transactions...............................    48
Principal Stockholders.............................    49
Description of Capital Stock.......................    50
Shares Eligible for Future Sale....................    52
Underwriting.......................................    53
Legal Matters......................................    54
Experts............................................    54
Additional Information.............................    54
Index to Consolidated Financial Statements.........   F-1


                            ------------------------


     UNTIL                 , 1999 (25 DAYS AFTER THE DATE OF THIS PROSPECTUS),
ALL DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.


                               14,100,000 SHARES

                                   DEY, INC.
                                  COMMON STOCK
                             ----------------------
                                   PROSPECTUS

                             ----------------------
                            BEAR, STEARNS & CO. INC.
                               HAMBRECHT & QUIST
                               J.P. MORGAN & CO.
                                LEHMAN BROTHERS

                                                , 1999

                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       ---------------------------------------------------------
                       ---------------------------------------------------------

                                    PART II.
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The following table sets forth all expenses, other than underwriting discounts and commissions, payable by the registrant in connection with the sale of the Common Stock being registered. All the amounts shown are estimates.


SEC registration fee......................................................................   $   76,535
NASD filing fee...........................................................................       26,444
New York Stock Exchange listing fee.......................................................      383,000
Blue Sky fees and expenses................................................................       15,000
Printing and engraving expenses...........................................................      300,000
Legal fees and expenses...................................................................      400,000
Accounting fees and expenses..............................................................      225,000
Miscellaneous expenses....................................................................      174,021
                                                                                             ----------
     TOTAL................................................................................   $1,600,000
                                                                                             ----------
                                                                                             ----------


     All of such expenses are to be borne by the Company.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Section 145 of the DGCL authorizes, inter alia, a corporation generally to indemnify any person ("indemnitee") who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation in a similar position with another corporation or entity, against expenses (including attorney's fees), judgements, fines and amounts paid in settlement, actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. With respect to actions or suits by or in the right of the corporation, however, an indemnitee who acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation is generally limited to attorneys' fees and other expenses, and no indemnification shall be made if such person is adjudged liable to the corporation unless and only to the extent that a court of competent jurisdiction determines that indemnification is appropriate. Section 145 further provides that any indemnification shall be made by the corporation only as authorized in each specific case upon a determination by the (i) stockholders, (ii) board of directors by a majority voted of a quorum consisting of directors who were not parties to such action, suit or proceeding or (iii) independent counsel if a quorum of disinterested directors so directs, that indemnification of the indemnitee is proper because he has met the applicable standard of conduct.
Section 145 provides that indemnification pursuant to its provisions is not exclusive of other rights of indemnification to which a person may be entitled under any by-law, agreement, vote of stockholders or disinterested directors or otherwise.

     The Certificate of Incorporation provides that the registrant will indemnify, to the full extent authorized or permitted by law, any person made, or threatened to be made, a party or witness to any action, suit or proceeding, whether civil or criminal or otherwise, by reason of the fact that he or she is or was a director or officer of the registrant or by reason of the fact that such director or officer, at the request of the registrant, is or was serving any other corporation, partnership, joint venture, trust, employee benefit plan or other enterprise, in any capacity.

     The Certificate of Incorporation also provides that no director of the registrant will be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty by such a director as a director other than for: (i) any breach of the director's duty of loyalty to the registrant or its stockholders, (ii) acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) authorization of illegal dividends or (iv) any transaction from which such director derived an improper personal benefit.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

     The registrant has not issued any securities within the past three years.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

     (a) Exhibits.


 EXHIBIT
   NO.      DESCRIPTION
---------   -----------------------------------------------------------------------------------------------------------
     1.1     --   Underwriting Agreement*
     3.1     --   Restated Certificate of Incorporation of the Company**
     3.2     --   Amended and Restated By-laws of the Company**
     4.1     --   Note dated July 31, 1997, issued by the Company to Lipha Americas, Inc.***
     4.2     --   Facility Agreement dated as of August 13, 1998 between the Company and Merck KGaA as Lender***
     4.3     --   Note dated December 31, 1998, issued by the Company to Lipha Americas, Inc.**
     5.1     --   Opinion of Coudert Brothers*
    10.1     --   Master Agreement between EM Industries, Incorporated and Dey Laboratories, L.P., dated as of May 26,
                  1998****
    10.2     --   License Agreement dated as of September 1, 1998 between Lipha S.A. and Dey, L.P.**
    10.3     --   Tax Sharing Agreement dated as of January 21, 1999, by and among Lipha Americas, Inc., Lipha
                  Pharmaceuticals, Inc., LiphaTech, Inc., Allergy Free II, Inc., Allergy Free Limited Partner, Inc., EM
                  Pharma, Inc., the Company and Dey Limited Partner, Inc.**
    10.4     --   Management Services Agreement dated as of September 1, 1998 between the Company and Lipha Americas,
                  Inc.***
    10.5     --   Management Services Agreement dated as of September 1, 1998 between the Company and Allergy Free,
                  L.P.***
    10.6     --   Management Services Agreement dated as of September 1, 1998 between the Company and EM Pharma,
                  Inc.***
    10.7     --   Lease between Dey Laboratories, L.P. and EBP 2, Ltd.***
    10.8     --   Assignment Agreement dated September 1, 1998 between Dey, L.P. and EM Pharma, Inc.***
    10.9     --   Dey, Inc. 1999 Equity Incentive Plan*
    10.10    --   Adoption and Joinder Agreement effective as of January 1, 1994 by and between Lipha Pharmaceuticals,
                  Inc. and Dey Laboratories, L.P.**
    10.11    --   Letter Agreement dated April 28, 1999 between Dey, L.P. and Allergy Free, L.P.**
    10.12    --   Letter Agreement dated April 28, 1999 between Dey, L.P. and EM Pharma, Inc.**
    21.1     --   Subsidiaries of the Company***
    23.1     --   Consent of Coudert Brothers (filed as Exhibit 5.1 hereto)*
    23.2     --   Report on Schedule and Consent of KPMG LLP, Independent Auditors**
    24.1     --   Power of Attorney (included in signature pages previously filed; included herewith with respect to
                  Messrs. Benjamin and Stanton)
    27.1     --   Financial Data Schedule**


------------------
   * To be filed by amendment.

  ** Filed herewith.

 *** Previously filed.


**** Previously filed. Confidential material omitted and filed separately with the Commission pursuant to the Company's Application Requesting Confidential Treatment under Rule 406 under the Securities Act.


     (b) Financial Statements and Schedules.

          Schedule II     Valuation and Qualifying Accounts

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 14, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance of Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this Registration Statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of Prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT TO THE REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF NAPA, STATE OF CALIFORNIA, ON APRIL 30, 1999.


                                          DEY, INC.

                                          By:      /s/ CHARLES A. RICE
                                              ----------------------------------
                                                       Charles A. Rice
                                                   President and Chief Executive
                                                     Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.


               SIGNATURES                                       TITLE                               DATE
-----------------------------------------  -----------------------------------------------   ------------------
           /s/ CHARLES A. RICE             President, Chief Executive Officer and Director       April 30, 1999
             Charles A. Rice               (Principal Executive Officer)

                    *                      Executive Vice President, Chief Financial             April 30, 1999
             Pamela R. Marrs               Officer and Director (Principal Financial and
                                           Accounting Officer)

                    *                      Director                                              April 30, 1999
            Bernhard Scheuble

                    *                      Director                                              April 30, 1999
            Jean-Noel Treilles

                    *                      Director                                              April 30, 1999
             Peter A. Wriede



                               POWER OF ATTORNEY


     KNOW ALL MEN BY THESE PRESENTS, that each of Mr. Floyd Benjamin and Mr. F. Ronald Stanton, each of whose signature appears below, constitutes and appoints Charles A. Rice and Pamela R. Marrs, severally, as his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement and any registration statement related to this Registration Statement and filed pursuant to Rule 462 under the Securities Act of 1933, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith as fully to all intents and purposes as such person might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or their substitute or substitutes may lawfully do or cause to be done by virtue hereof.



           /s/ FLOYD BENJAMIN              Director                                              April 30, 1999
             Floyd Benjamin

          /s/ F. RONALD STANTON            Director                                              April 30, 1999
            F. Ronald Stanton


* By      /S/ CHARLES A. RIC
            Charles A. Rice

                                   DEY, INC.
                  SCHEDULE II-VALUATION & QUALIFYING ACCOUNTS
                                 (IN THOUSANDS)


                                                                         ADDITIONS
                                                                  ------------------------
                                                  BALANCE AT      CHARGED TO                                  BALANCE AT
                                                  BEGINNING OF    COSTS AND     CHARGED TO                     END OF
                  DESCRIPTION                       PERIOD        EXPENSES      NET SALES     DEDUCTIONS       PERIOD
-----------------------------------------------   ------------    ----------    ----------    ------------    -----------
Year Ended 1996:
  Allowance for Doubtful Accounts..............     $    532         $635        $     --       $    (67)       $ 1,100
  Allowance for Chargebacks, Rebates, Returns
     and Discounts.............................     $  4,015         $(28)       $ 55,224       $(47,799)       $11,412
                                                    --------         ----        --------       --------        -------
Year Ended 1997:
  Allowance for Doubtful Accounts..............     $  1,100         $300        $     --       $   (417)       $   983
  Allowance for Chargebacks, Rebates, Returns
     and Discounts.............................     $ 11,412         $489        $ 62,452       $(59,294)       $15,059
                                                    --------         ----        --------       --------        -------
Year Ended 1998:
  Allowance for Doubtful Accounts..............     $    983         $300        $     --       $     (7)       $ 1,276
  Allowance for Chargebacks, Rebates, Returns
     and Discounts.............................     $ 15,059         $302        $ 69,230       $(67,395)       $17,196
                                                    --------         ----        --------       --------        -------

                                 EXHIBIT INDEX


 EXHIBIT                                                                                                    SEQUENTIAL
  NUMBER     DESCRIPTION                                                                                     PAGE NO.
----------   --------------------------------------------------------------------------------------------   -----------
    1.1       --   Underwriting Agreement*
    3.1       --   Restated Certificate of Incorporation of the Company**
    3.2       --   Amended and Restated By-laws of the Company**
    4.1       --   Note dated July 31, 1997, issued by the Company to Lipha Americas, Inc.***
    4.2       --   Facility Agreement dated as of August 13, 1998 between the Company and Merck KGaA as
                   Lender***
    4.3       --   Note dated December 31, 1998, issued by the Company to Lipha Americas, Inc.**
    5.1       --   Opinion of Coudert Brothers*
   10.1       --   Master Agreement between EM Industries, Incorporated and Dey Laboratories, L.P., dated as of May 26, 1998****
   10.2       --   License Agreement dated as of September 1, 1998 between Lipha S.A. and Dey, L.P.**
   10.3       --   Tax Sharing Agreement dated as of January 21, 1999, by and among Lipha Americas, Inc.,
                   Lipha Pharmaceuticals, Inc., LiphaTech, Inc., Allergy Free II, Inc., Allergy Free
                   Limited Partner, Inc., EM Pharma, Inc., the Company and Dey Limited Partner, Inc.**
   10.4       --   Management Services Agreement dated as of September 1, 1998 between the Company and
                   Lipha Americas, Inc.***
   10.5       --   Management Services Agreement dated as of September 1, 1998 between the Company and
                   Allergy Free, L.P.***
   10.6       --   Management Services Agreement dated as of September 1, 1998 between the Company and
                   EM Pharma, Inc.***
   10.7       --   Lease between Dey Laboratories, L.P. and EBP 2, Ltd.***
   10.8       --   Assignment Agreement dated September 1, 1998 between Dey, L.P. and EM Pharma, Inc.***
   10.9       --   Dey, Inc. 1999 Equity Incentive Plan*
   10.10      --   Adoption and Joinder Agreement effective as of January 1, 1994 by and between Lipha
                   Pharmaceuticals, Inc. and Dey Laboratories, L.P.**
   10.11      --   Letter Agreement dated April 28, 1999 between Dey, L.P. and Allergy Free, L.P.**
   10.12      --   Letter Agreement dated April 28, 1999 between Dey, L.P. and EM Pharma, Inc.**
   21.1       --   Subsidiaries of the Company***
   23.1       --   Consent of Coudert Brothers (filed as Exhibit 5.1 hereto)*
   23.2       --   Report on Schedule and Consent of KPMG LLP, Independent Auditors**
   24.1       --   Power of Attorney (included in signature pages previously filed; included herewith with respect to Messrs. Benjamin and Stanton)
   27.1       --   Financial Data Schedule**


------------------
   * To be filed by amendment.

  ** Filed herewith.

 *** Previously filed.


**** Previously filed. Confidential material omitted and filed separately with the Commission pursuant to the Company's Application Requesting Confidential Treatment under Rule 406 under the Securities Act.